Form 20-F
period 2023-12-31
Fenbo Holdings Ltd
filed 2024-04-29
CIK 1957001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Li Siu Lun Allan, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +(852) 2343-3328

Email: allanli@fenbo.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001	FEBO	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,000,000 Ordinary Shares, $0.0001 par value, at December 31, 2023

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts, and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

For the purpose of undertaking a public offering of our Ordinary Shares, effective November 18, 2022 (the “Public Offering”), we engaged in a series of re-organizing transactions resulting in 10,000,000 Ordinary Shares held by Luxury Max Investments Limited, which have been retroactively restated to the beginning of the first period presented herein.

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. For the purpose of presenting these financial statements of our Operating Subsidiary, FPPF, using RMB as functional currency, the Company’s assets and liabilities are expressed in Hong Kong dollars at the exchange rate on the balance sheet date, which is 0.9126, 0.8866 and 0.8176 as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the year, which is 0.9070, 0.8642 and 0.8292 for the financial years ended December 31, 2023, December 31, 2022 and 2021, respectively.

This Annual Report also contains translations of Hong Kong dollars into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made at US$0.12803 to HK$1, the exchange rates set forth in the statistical releases of the Federal Reserve Board on December 29, 2023. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group” and the “Company” refer to Fenbo Holdings Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Fenbo Industries Limited (“FIL”), incorporated in Hong Kong; (ii) Able Industries Ltd. (“AIL”), incorporated in Hong Kong; (iii) Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”), incorporated in the PRC (“China” or the “PRC”) (collectively, the “Operating Subsidiaries”).

“Initial Public Offering” or “IPO” refers to the closing on December 1, 2023 of our initial public offering of 1,000,000 Ordinary Shares at a public offering price of $5.00 for total gross proceeds of $5,000,000. On November 30, 2023, we commenced the listing of our Ordinary Shares on the Nasdaq Capital Market under the ticker symbol “FEBO”.

References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “RMB” are to Chinese Renminbi and “HKD” or “HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business and Corporate Structure

We have continuedly suffered losses from operations, and we may not be able to sustain profitability.

Our losses from operations for the years ended December 31, 2022 and 2023 were HK$2.5 million and HK$0.4 million respectively. The decrease in loss from operations of HK$2.1 million during the year ended December 31, 2023 was primarily due to the combined effect of increase in gross profit of HK$3.3 million, but the revenue for the year ended December 31, 2023 remained the same as the prior year and the increase in general and administrative expenses of HK$1.2 million during the year ended December 31, 2023. If we fail to generate sufficient revenues to operate profitably on a consistent basis or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company, and we will rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the BVI, PRC, Hong Kong, and the Cayman Islands. Our subsidiaries are permitted under the respective laws of China and Hong Kong to provide funding to us through dividends without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong government on the ability to transfer cash. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

After investors’ funds enter FHL, the funds can be directly transferred to RLHL which will then directly transfer the funds to AIL and FIL, which then can then transfer the funds to FPPF. If the Company intends to distribute dividends, AIL will transfer the dividends to FIL in accordance with the laws and regulations of Hong Kong. FIL will then transfer the funds to RLHL which will then transfer the funds to FHL, which will then distribute the dividends to all of its shareholders respectively in proportion to the Ordinary Shares they hold in accordance with the laws and regulations of the Cayman Islands, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

Under the laws of Cayman Islands and our Articles of Association, our Company is permitted to provide funding to its subsidiaries through loans or capital contributions, provided that such funding is in the best interest of our Company. Our Board of Directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Companies Ordinance of Hong Kong, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S investors, nor on distributing earnings from our Operating Subsidiaries’ businesses to our Company and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends.

Under PRC laws, rules and regulations, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of their registered capital. As of December 31, 2023, these restricted assets totaled approximately HK$2,806,000 (US$359,000). However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition, and results of operations.

Neither the Company nor any of its Operating Subsidiaries has paid dividends or made distributions to U.S. investors. No funds have been transferred by the holding companies to the Operating Subsidiaries for the fiscal years ended December 31, 2023, 2022 or 2021, and through the date of this Annual Report, to fund their business operations. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Operating Subsidiaries via capital contribution or shareholder loans, as the case may be.

Moreover, to the extent that cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or Hong Kong government on the ability to transfer cash. Any limitation on the ability of our Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our financial position and the value of our Ordinary Shares.

Our corporate structure may involve unique risks and could be disallowed by Chinese regulatory authorities. Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Operating Subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their businesses, which could cause our Ordinary Shares to significantly decline in value or become worthless.

With regards to our corporate structure, any funds we may transfer to our PRC Operating Subsidiary, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China, regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our PRC Operating Subsidiary are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our PRC Operating Subsidiaries is required to be registered with SAFE, and such loan is required to be registered with the NPRC. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC Operating Subsidiaries. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing our PRC Operating Subsidiaries’ operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to our IPO, we were a private company with limited accounting personnel. Furthermore, prior to our IPO, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

After the closing of our IPO, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which requires that we include a report of management on our internal control over financial reporting in this Annual Report on Form 20-F. In addition, if we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a burden on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

Risks Related to Doing Business in the People’s Republic of China and Hong Kong

A downturn in the Hong Kong, China or global economy, or a change in economic and political policies of China, could materially and adversely affect our Operating Subsidiaries’ business and financial condition.

Our Operating Subsidiaries’ business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on our PRC Operating Subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses and have a negative impact on our Operating Subsidiaries’ business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly with little advance notice and could have a significant impact upon our Operating Subsidiaries’ ability to operate profitably in the PRC. The PRC legal system also embodies uncertainties, which could limit law enforcement availability. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our Operating Subsidiaries are subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement thereof involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protections to which we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiaries to enforce their contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

The Chinese government may exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs concerning the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Company is a holding company, and we conduct our operation through our Operating Subsidiaries in Hong Kong and the PRC. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to them or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our Operating Subsidiaries’ current policies and practices. New laws, regulations and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our Operating Subsidiaries’ development;

●	result in negative publicity or increase our Operating Subsidiaries’ operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our Operating Subsidiaries’ business, including fines assessed for our Operating Subsidiaries current or historical operations, or demands or orders that our Operating Subsidiaries modify or even cease their business practices.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development, or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Operating Subsidiaries’ cost of operations.

The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Operating Subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

Although we are based in Hong Kong and conduct operations in China and Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Operating Subsidiaries’ business operations and our reputation and could result in a loss of investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. The Chinese government also may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Moreover, as a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming, likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong, China, and other potential markets in which our Operating Subsidiaries’ will seek to expand.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on our Operating Subsidiaries and their customers both current and potential new customers. International trade disputes could result in tariffs and other protectionist measures, which may materially and adversely affect our Operating Subsidiaries’ business.

Tariffs could increase the cost of our products which could affect customers’ investment decisions. In addition, political uncertainty, such as the recent invasion by Russia in Ukraine, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Operating Subsidiaries’ business. Our Operating Subsidiaries may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions, or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our Operating Subsidiaries’ markets, their business, or their results of operations, as well as the financial condition of their customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq Capital Market, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have a manufacturing subsidiary operating in mainland China. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq Capital Market, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCA Act. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Centurion ZD is headquartered in Hong Kong, and appears as part of the report as Appendix B: Registered Public Accounting Firms Subject to the Hong Kong Determination.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCA Act, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by decreasing the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from trading or delisted. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including two of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under the HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If any our Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected.

Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, relating to the production of our products, the engineering and design of new products and product lines, and sales and marketing efforts. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our Company and cause us to lose revenue. Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any other regulations, legislation or self-regulations relating to data protection, data privacy, cybersecurity, e-commerce and advertising may entail significant expenses. Uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations could also threaten our ability to collect, use, maintain and otherwise process this data which, in turn, could materially harm our business and subject us to significant costs and legal liability for non-compliance.

Our Operating Subsidiaries’ business and operations in Hong Kong are subject to data privacy related laws and regulations. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest.

The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

If our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution. Based on advice of counsel, we believe we have established the necessary protocols and data collection standards to ensure compliance with the PDPO.

Morever, the increase in attention to and regulation of data protection, data privacy and cybersecurity across the globe in recent years will require us to further devote resources and incur additional costs associated with compliance. Although we strive to comply with applicable laws and regulations regarding data protection and data privacy and to inform our suppliers and customer of our business practices, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data collection, use, maintenance and other processing practices or that it may be argued that our practices do not comply with Hong Kong’s Personal Data (Privacy) Ordinance. Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we do business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well as the need to implement any changes due to newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged.

We are incorporated under the laws of the Cayman Islands and are subject to its Data Protection Act, which regulates our collection and processing of personal data of our investors.

We collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2021 Revision, of the Cayman Islands, as amended from time to time as well as any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”). We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller.” By virtue of your investment in the Company, we and certain of our third-party service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified. Your personal data will be processed fairly and for lawful purposes, including: (i) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request; (ii) where the processing is necessary for compliance with any legal, tax, or regulatory obligations to which we are subject; or (iii) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. We anticipate that we will share your personal data with our third-party service providers for certain purposes. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions, or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory, including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of any third-party service providers could harm our reputation and subject us to significant liability.

We are fully aware that cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature, and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, and other external parties, as well as nation-state and nation-state-supported actors. Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the Covid-19 pandemic.

On April 16, 2024, our Board of Directors approved the authorization of an amendment to the Company’s Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approving that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resillient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our Company’s organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance. See “Item 16J. Cybersecurity”.

In addition, because we may utilize a third-party contractor to provide these services to us, including cloud, software, data center and other critical technology, to collect and maintain personal data on our shareholders, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our or our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a software or systems could result in the compromise of the confidentiality, integrity or availability of the data housed. We cannot guarantee that any similar incidents may not occur again and adversely affect our shareholders. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, we may also become liable in the event our or our third-party service providers are subject to security breaches, privacy breaches or other cybersecurity threats. This could expose us to a risk of litigation, indemnity obligations and damages, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and fines and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such cybersecurity attack or other security breach or incident and implement additional security measures.

We currently do not maintain cybersecurity insurance, and in the event that we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or the “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any and online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may in the future collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) two of our Operating Subsidiaries are incorporated and located in Hong Kong and the other Operating Subsidiary is incorporated and located in China; (ii) we have an Operating Subsidiary engaged in business operations in mainland China; and (iii) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we currently may expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our Operating Subsidiaries.

These statements and regulatory actions are new, and it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our Operating Subsidiaries, if any of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review before listing in the United States or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations, and financial condition, may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. As of the date of this Annual Report, and based on the advice of our PRC counsel, Sundial Law Firm, we believe that we are in full compliance with the rules and regulations promulgated by the CAC and CSRC and associated policies as issued to current date.

These recent statements, laws, and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert greater oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue the Company’s Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or “the Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Based on the advice of PRC counsel, Sundial Law Firm, and our understanding of currently applicable PRC laws and regulations, the Company and its PRC subsidiaries: (i) are not currently required to obtain permissions from any PRC authorities to operate or to issue securities to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities. In addition, Fenbo Industries Limited, our Hong Kong subsidiary that owns 100% of the outstanding shares of Fenbo Plastic Products Factory (Shenzhen) Ltd., is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations, or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions come into effect and are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Given the current PRC regulatory environment, it is uncertain whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and if such permission is required, whether it will be denied or later rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to our recent IPO from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

According to the Administration Provision and the Measures (Draft for Comments), only new offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly go through the filing process in the future, perhaps because of refinancing or given by sufficient transition period to complete filing procedure as an existent overseas listed Chinese company.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China; and (C) where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for IPO future offerings, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our IPO into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any future public offerings before settlement and delivery of our Ordinary Shares to future investors. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery of our Ordinary Shares, such investors do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for future public offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Risks Related to Our Operating Subsidiaries’ Business Operations

We rely on one major customer, and if we fail to retain this customer or attract new customers, our business, financial condition, results of operations, and growth prospects will be harmed.

We rely on one key customer who contributed approximately 100% of our total revenues for the fiscal year ended December 31, 2023, 2022 and 2021. We do not have a long-term agreement with our key customer and their purchases are made on an order-by-order basis. Our business with this customer has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our sole customer is not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customer’s level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in our customer’s business strategies, operational needs, product portfolio as well as consumer trends. The loss of our sole customer, or if we are unable to attract new customers or if our existing customer decreases their spending on the products we offer, or fails to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

Our one key customer may take actions that adversely affect our gross profit and operating results.

We are dependent upon our one key customer whose bargaining strength is substantial and growing. We may be negatively affected by changes in their policies, such as price and term demands, special packaging, shorter lead times for the delivery of products, smaller and more frequent shipments, or other conditions. If we do not effectively respond to these demands, this customer could decrease their purchases from us and a reduction in the demand for our products or the costs of complying with their business demands could have a material adverse effect on our business, operating results, and financial condition.

Our ability to deliver products to our key customer in a timely manner and to satisfy our customer’s fulfillment standards are subject to several factors, some of which are beyond our control.

Our key customer places great emphasis on timely delivery of our products for specific selling seasons, especially during our third fiscal quarter, and on the fulfillment of consumer demand throughout the year. We cannot control all of the various factors that might affect our product delivery. Production delays, difficulties encountered in shipping from overseas, customs clearance delays, and operational issues with any of the third-party logistics providers we use are on-going risks of our business. Accordingly, we are subject to risks, including labor disputes, inclement weather, public health crises (such as pandemics and epidemics), natural disasters, possible acts of terrorism, port and canal backlogs and blockages, availability of shipping containers, and increased security restrictions associated with the carriers’ ability to provide delivery services to meet our shipping needs. These risks have been exacerbated by surges in demand and shifts in shopping patterns related to COVID-19, which has resulted in carrier-imposed capacity restrictions, carrier delays, and longer lead times for our products. Failure to deliver products to our key customer in a timely and effective manner could damage our reputation and result in the loss of our key customer or reduced orders, which could have a material adverse effect on our business, operating results, and financial condition.

To compete successfully in the global marketplace, we must develop and introduce innovative new products to meet changing consumer preferences.

Our long-term success in the competitive personal care electric appliance industry depends on our ability to develop and commercialize a continuing stream of innovative new products that meet changing consumer preferences and take advantage of opportunities sooner than our competition. We face the risk that our competitors will introduce innovative new products that compete with our products. There are numerous uncertainties inherent in successfully developing and commercializing new products on a continuing basis and new product launches may not deliver expected growth in sales or operating income. If we are unable to develop and introduce a continuing stream of competitive new products it may have an adverse effect on our business, operating results, and financial condition.

Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for their business activities in multiple jurisdictions and related to residents.

In accordance with the relevant laws and regulations in the PRC, our Operating Subsidiaries are required to maintain various approvals, licenses and permits to operate their businesses, including, but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws, and regulations.

Our Operating Subsidiaries may be subject to a large number of regulatory measures imposed by various governmental entities in the PRC as follows: (i) Regulations Relating to Competition; (ii) Electronical Commerce Law; (iii) Regulations Relating to Intellectual Property: Copyright, Trademark, Patent and Domain Name; (iv) Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to their PRC Subsidiaries; (v) Regulations Relating to Foreign Exchange; (vi) Regulations Relating to Dividend Distributions; (vii) Regulations Relating to Overseas Listings; (viii) Regulations Relating to Employment; (ix) Regulations Relating to Customer Rights Protection; and (x) Regulations Relating to Tax: Income Tax, Value-Added Tax. As of the date of this Annual Report, our Operating Subsidiaries have received all necessary governmental approvals and licenses for operations in the PRC and have not been denied any such licenses or approvals.

Moreover, our Operating Subsidiaries are also subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety and may be adversely affected by new and changing laws and regulations. They are required to adopt measures to control the discharge of polluting matters, toxic substances or hazardous substances and noise at their facilities in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of their employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations, and policies in the personal care electric appliance industry could impose new restrictions or prohibitions on their current practices. Our Operating Subsidiaries may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on their business, financial condition, results of operations and prospects.

As of the date of this Annual Report, our Operating Subsidiaries have received all substantial and necessary governmental approvals for operations in the PRC and Hong Kong. However, in the event that our Operating Subsidiaries fail to renew the relevant licenses or filings, there is no assurance that our Operating Subsidiaries can find suitable suppliers in a timely manner or on reasonable commercial terms, or that such suppliers will at all times perform in a satisfactory level. Therefore, our Operating Subsidiaries’ business, reputation, prospects, results of operations and financial condition may be materially and adversely affected. For further discussion, including the possible consequences for non-compliance, see “Regulatory Environment.”

Significant changes in or our compliance with regulations, interpretations or product certification requirements could adversely impact our operations.

We are subject to U.S. and foreign regulations, including environmental, health and safety laws, and industry-specific product certifications. Our products we sell are subject to product safety laws and regulations in various jurisdictions. These laws and regulations specify product safety testing requirements, and set product identification, labeling and claim requirements.

Significant new regulations, material changes to existing regulations, or greater oversight, enforcement, or changes in interpretation of existing regulations, could further delay or interrupt distribution of our products in the U.S. and other countries, result in fines or penalties or cause our costs of compliance to increase. We cannot guarantee that our products will receive regulatory approval in all countries. Some of our personal care electronic appliances require various safety certifications, including UL certifications. Significant new certification requirements or changes to existing certification requirements could further delay or interrupt distribution of our products or make them more costly to produce.

We are not able to predict the nature of potential changes to, or enforcement of laws, regulations, product certification requirements, repeals, or interpretations. Nor are we able to predict the impact that any of these changes would have on our business in the future. Further, if we were found to be noncompliant with applicable laws and regulations in these or other areas, we could be subject to governmental or regulatory actions, including fines, import detentions, injunctions, product withdrawals or recalls or asset seizures, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our business may be adversely impacted by product defects or other quality issues.

Product defects or other quality issues can occur throughout the product development, design, and manufacturing processes. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our Operating Subsidiaries’ operations and the operations of their customers, suppliers and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe or new and more deadly variants occur resulting in more stringent regulatory measures being taken, such as complete lockdowns, our Operating Subsidiaries may be forced to close down their businesses after any prolonged disruptions to their operations, and our Operating Subsidiaries may experience a termination of certain of their contracts by their customer. In such event, our Operating Subsidiaries’ operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition, and results of operations. In addition, if any of our Operating Subsidiaries’ employees are suspected of having contracted COVID-19, some or all of such employees may be quarantined, and our Operating Subsidiaries will be required to disinfect their workplaces and facilities. In the event that our Operating Subsidiaries’ employees are placed under quarantine orders, our Operating Subsidiaries may face a shortage of labor and their operations may be severely disrupted. Our Operating Subsidiaries’ revenue and profitability may also be materially affected if the COVID-19 outbreak or new outbreaks continue to materially affect the overall economic and market conditions in Hong Kong or China, as the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our Operating Subsidiaries’ business and operations. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The first cases of the BA.5 variant of COVID-19 in China were detected in the first week of July. In Shanghai, authorities ordered mass testing for 12 of its 16 districts in response to new infections linked to a karaoke bar. Although the Chinese government lifted a months-long lockdown in Shanghai in June 2022, Shanghai remains subject to COVID-19 restrictions based on frequent testing. As of the date of this Annual Report, our Operating Subsidiaries’ business operations have not been adversely affected by the BA.5 variant.

Global climate change and related legal and regulatory developments could negatively affect our business, results of operations, liquidity, and financial condition.

The effects of climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, such as droughts, heat waves, flooding, wildfires, increased storm severity, sea level rise, and power outages or shortages, particularly in certain regions in which we operate, may materially adversely impact our business. China, where our manufacturing operations are conducted, is presently undergoing the worst heat wave in 60 years while also contending with a prolonged drought drying up reservoirs and crippling hydropower stations. This has resulted in power shortages and factories having to cease or limit their production operations. While the Company has not experienced any disruptions in the operations of its manufacturing operating subsidiary, any such disruptions could have a material adverse effect on its business, operations, liquidity, and financial condition.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The war in Ukraine and shipping disruptions in the Red Sea could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union, and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Recently there have been shipping disruptions in the Red Sea and surrounding waterways due to attacks on marine vessels by the Houthi movement which controls part of Yemen. These disruptions may impact our ability to distribute our products to our customers in a cost-effective and timely manner and to meet our customers’ demands, all of which could have an adverse effect on financial condition and results of operations.

Our Operating Subsidiaries rely on our management team and employees in their business.

Our experienced executive directors and senior management team are one of the key factors contributing to our Operating Subsidiaries’ success. Their extensive experience and knowledge of the personal care electric appliance industry help formulate and implement business strategy and foster growth of our Operating Subsidiaries’ business. Particularly, we rely on our Executive Director, Mr. Li Kin Shing, in the overall management, strategic planning and development and daily operation of our Operating Subsidiaries. The loss of services of our Executive Director or of senior management members without timely and suitable replacement may cause disruption or loss of our Operating Subsidiaries’ business operation and prospects. Please refer to “Management – Executive Officers and Directors,” “– Independent Non-Executive Directors” and “– Senior Management/Key Personnel” in this Annual Report for details about the experience and roles of our Executive Directors, independent non-executive Directors, and senior management.

Aside from our key management, our Operating Subsidiaries also rely on our employees for their daily operations. Our Operating Subsidiaries’ results of operations and business performance may be materially and adversely affected if we cannot retain the services of our employees and recruit suitable replacements in a timely manner.

Our Operating Subsidiaries derive a significant portion of their revenue from international operations and are exposed to foreign exchange risk. Moreover, fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Most of our Operating Subsidiaries’ sales are settled in USD. Our Operating Subsidiaries currently do not have a foreign currency hedging policy. For the fiscal year ended December 31, 2023, our Operating Subsidiaries recorded a net foreign exchange gain of approximately HK$213,000. For the fiscal year ended December 31, 2022, our Operating Subsidiaries did not record any foreign exchange gain or loss whereas for the fiscal year ended December 31, 2021, our Operating Subsidiaries recorded a net foreign exchange gain of approximately HK$459,000. Significant volatility in foreign exchange rates may negatively affect our results of operations and other comprehensive income.

In addition, our Operating Subsidiaries’ revenues and expenses will also be denominated in Hong Kong dollars. Although the exchange rate between of the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars and U.S. dollars may have a material adverse effect on our Operating Subsidiaries’ revenue and financial condition. For example, to the extent that we were required to convert U.S. dollars we received from our IPO into Hong Kong dollars for our Operating Subsidiaries’ operations, fluctuations in the exchange rates of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps, or currency borrowings to hedge our exposure to foreign currency risk.

Our Operating Subsidiaries are exposed to the credit risk of their customers.

The credit risk exposure of our Operating Subsidiaries mainly arises from trade receivables from our customers. As of December 31, 2023, 2022 and 2021, our Operating Subsidiaries’ accounts receivables amounted to approximately HK$31,486,000, HK$32,938,000 and HK$46,395,000, respectively, which represented approximately 30.6%, 41.2% and 49.3% of total assets, respectively. For the fiscal years ended December 31, 2023, 2022 and 2021, our Operating Subsidiaries did not record any impairment/reversal of accounts receivables. However, our Operating Subsidiaries are still subject to the credit risk of their customers and their liquidity is dependent on their customers making prompt payments.

Furthermore, our Operating Subsidiaries’ suppliers generally offer them a credit period of 30 days to 60 days, while our Operating Subsidiaries generally grant their customers a credit period ranging from 30 days to 90 days. The longer credit period granted to our Operating Subsidiaries’ customers compared to that offered by their suppliers indicates a potential risk of a possible cash flow shortage, which may affect the liquidity of their business. In the event that our Operating Subsidiaries experience a cash flow shortage when their customers do not make settlements on a timely manner, the financial position, profitability, and cash flow of our Operating Subsidiaries may be adversely affected.

Our Operating Subsidiaries may be harmed by negative publicity.

Our Operating Subsidiaries operate in highly competitive industries, and there are other companies in the market that offer similar products and services. They derive most of their customers through word of mouth and rely on the positive feedback of their customers. Thus, customer satisfaction with our Operating Subsidiaries’ products is critical to the success of their business. If our Operating Subsidiaries fail to meet our customer’s expectations, there may be negative feedback which may have an adverse impact on our Operating Subsidiaries’ business and reputation. In the event that our Operating Subsidiaries are unable to maintain a high level of customer satisfaction, or any customer dissatisfaction is inadequately addressed, our Operating Subsidiaries’ business, financial condition, results of operations and prospects may also be adversely affected.

Our Operating Subsidiaries’ reputation may also be adversely affected by negative publicity in reports and publications such as major newspapers and forums or any other negative publicity or rumors. There is no assurance that our Operating Subsidiaries will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on their reputation or prospects. This may result in our Operating Subsidiaries’ being unable to attract new customers or retain existing customers and may in turn adversely affect their business and results of operations.

We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries.

As part of our business strategies and future plans, we intend to expand our Operating Subsidiaries’ operations. While we have planned such expansion based on our outlook regarding our Operating Subsidiaries’ business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Operating Subsidiaries’ product development and new market strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their products by existing and new customers in the future.

Further, the implementation of our business strategies and future plans for our Operating Subsidiaries’ business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Operating Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Operating Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs, and our business, financial condition, results of operations and prospects may be adversely affected.

Risks Related to Our Operating Subsidiaries’ Industry

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our personal care electric appliance products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

Risks Related to Our Securities

As of the date of this Annual Report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

As of the date of this Annual Report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. We are also currently not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, including the NYSE, Nasdaq, or any of the Nasdaq Markets. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to our recent IPO from the CSRC or other PRC governmental authorities. However, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors.

In response to recent data security concerns arising from overseas listings of Chinese internet companies operating in the PRC, on January 4, 2022, the Cyberspace Administration of China (the “CAC”) issued revised measures to expand the types of businesses and circumstances that would require cybersecurity review by the CAC. We believe that we may be directly subject to these regulatory actions or statements as our Operating Subsidiaries’ business involves the collection of user data and may implicate cybersecurity and involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact any such modified or new laws and regulations will be on our Operating Subsidiaries’ daily business operations or our ability to accept foreign investments and list on a U.S. exchange. For further information, see “Risks Factors – Risks Related to Doing Business in the People’s Republic of China and Hong Kong.”

Any future action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers or expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or the securities to become worthless.

Recent statements by the Chinese government have indicated an intent to exert greater oversight and control over offerings that are conducted overseas and/or over foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Additionally, we could be subject to various government and regulatory interference in the regions in which we operate, which could result in a material change in our operations and the value of the securities. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must now apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” As confirmed by our PRC counsel, Sundial Law Firm we currently are not subject to cybersecurity review with the CAC to conduct business operations in China, given that: (i) we are not the “operator of critical information infrastructure” or “online platform operator” (ii) we do not possess a large amount of personal information in our business operations, and (iii) as of the date of this Annual Report, we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning or sanction in such respect.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Ordinary Shares, and, in the opinion of our PRC legal counsel, Sundial Law Firm, the filing requirements under the Trial Measurements do not apply to the Company since: (i) the revenue, total profit, total assets or net assets of FPPF was less than 50% of that of the Company in total for the fiscal years ended December 31, 2023 and 2022; and (ii) the majority of senior management are non-PRC citizens and reside in Hong Kong.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for our recent IPO or future offerings. If we inadvertently concluded that such approvals were not required, our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the Nasdaq Capital Market. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect that our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts states from regulating their sale. However, the law does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provided Nasdaq with broad discretionary authority over our Initial Public Offering and further provides Nasdq with such discretionary authority over the continued listing of our securities in Nasdaq. In general, Nasdaq may use such discretion to deny initial listings, apply additional or more stringent criteria for the initial or continued listings of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listings or to apply additional and more stringent criteria in the instances, including but not limited to where: (i) the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing of our Ordinary Shares.

Our stock price may be volatile, and the value of our Ordinary Shares may decline.

We cannot predict the prices at which our Ordinary Shares trade. The IPO price of our Ordinary Shares was determined by negotiations between us and the underwriters and may not bear any relationship to any other established criteria of the value of our business and prospects. The market price of our Ordinary Shares may fluctuate substantially in response to various factors, some of which are beyond our control. These fluctuations could cause an investor to lose all or part of their investment in our Ordinary Shares as they may be unable to sell their Ordinary Shares.

Moreover, the stock market has recently experienced extreme price and volume fluctuations. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Ordinary Shares. Price volatility may be greater if the public float and trading volume of shares of our Ordinary Shares is low. Furthermore, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class-action litigation following periods of volatility in the market price of their securities. We may be the target of this type of litigation in the future, which could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, and results of operations.

Certain recent initial public offerings of companies with smaller public floats have experienced extreme stock price and volume fluctuations seemingly unrelated to company performance. Such volatility, if it should occur to us, may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Certain recent instances of extreme stock price and volume fluctuations have been seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. The trading price of our Ordinary Shares is likely to be volatile, and our Ordinary Shares may be subject to rapid and substantial price volatility. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects and may distort the market perception of our Ordinary Shares, price and our Company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

We also anticipate that our Ordinary Shares are likely to be more sporadically and thinly traded than that of larger, more established companies with larger public floats. As a consequence of this lack of liquidity, the trade of relatively small quantities of Ordinary Shares by our stockholders may disproportionately influence the price of those shares in either direction. The price of our Ordinary Shares could, for example, decline precipitously in the event that a large number of our Ordinary Shares are sold on the market without commensurate demand as compared to a larger, more established issuer that could better absorb those sales without adverse impact on its stock price.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Ordinary Shares could decline.

The market price and trading volume of our Ordinary Shares will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our Ordinary Share price could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Ordinary Shares, or publish negative reports about our business, our Ordinary Share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause our Ordinary Share price to decline and could decrease the trading volume of our Ordinary Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors as determined by our Board of Directors. Accordingly, the return on an investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which an investor may have purchased our shares. An investor may not realize a return on their investment in our Ordinary Shares and may even lose their entire investment.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are currently listed on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

For example, we are exempt from Nasdaq Capital Market regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of the book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file this Annual Report and future annual reports on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024 In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China or Hong Kong against us or our management named in this Annual Report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct a substantial amount of operations in China, and a substantial portion of our assets are located in China and Hong Kong. In addition, certain senior executive officers reside within China and/or Hong Kong for a significant portion of the time and are either PRC or Hong Kong nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China or Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in any of these non-PRC or Hong Kong jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China or Hong Kong. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC or Hong Kong securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our Ordinary Shares may be subject to rapid and substantial price volatility unrelated to our performance, which could result in substantial losses to investors.

Our Ordinary Shares may be subject to rapid and substantial price volatility and their trading price could fluctuate widely due to factors beyond our control. We have a relatively small public float due to the relatively small size of our IPO and the concentrated ownership of our Ordinary Shares among our executive officers and directors. As a result of our small public float, our Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. This may also happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings, and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent an investor from being able to sell their securities at or above the price paid for the securities

Furthermore, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that for our current taxable year or for any subsequent year more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Our Executive Director has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and it could present or cause a change of control or other transactions.

Mr. Li Kin Shing, our Executive Director, beneficially owns 72.32%, of our issued and outstanding Ordinary Shares. Accordingly, as our controlling shareholder he could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholder”.

If securities or industry analysts do not publish research or reports about our business and the business of our Operating Subsidiaries, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business and the business of our Operating Subsidiaries. If one or more analysts downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our Ordinary Shares in our Initial Public Offering, we had 10,000,000 Ordinary Shares issued and outstanding. The Ordinary Shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There are 11,000,000 Ordinary Shares outstanding immediately after our Initial Public Offering. In connection with our Initial Public Offering, our directors and officers named in the section “Management” and certain shareholders have agreed not to sell any Ordinary Shares until 180 days after November 21, 2023 without the prior written consent of the representative of the underwriters. These restrictions on sales are subject to certain exceptions, including with respect to the Ordinary Shares being sold by the Selling Shareholder named in the registration statement. However, the representative of the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

There are uncertainties with respect to indirect transfers of assets (including equity interests) of our Operating Subsidiaries in the PRC.

The Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“Announcement No. 37”) and the Announcement on Certain Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“Circular 7”) issued by The State Administration of Taxation (“SAT”), provide comprehensive guidelines in relation to, and also heighten the PRC tax authorities scrutiny over, indirect transfers by a non-resident enterprise of assets (including equity interests) of a PRC resident enterprise (“PRC Taxable Assets”).

Announcement No. 37 and Circular 7 specify that the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets when a non-resident enterprise transfers PRC Taxable Assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC Taxable Assets by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets if such transfer is deemed to have been conducted for the purposes of avoiding PRC enterprise income taxes and without any other reasonable commercial purposes. It is unclear whether any exemptions specified under Circular 7 will be applicable to the transfer of our Shares on a public market by our non-resident enterprise Shareholders or to any future acquisition by us outside of the PRC involving PRC Taxable Assets. Therefore, the PRC tax authorities may deem any transfer of our Shares by our Shareholders that are non-resident enterprises, or any future acquisition by us outside of the PRC involving PRC Taxable Assets to be subject to the foregoing regulations, which may subject our Shareholders or us to additional PRC tax reporting obligations or tax liabilities.

We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes and be subject to PRC taxation on our worldwide income, which could result in unfavorable tax consequences to us and our shareholders.

Under the EIT Law, if an enterprise is established outside of the PRC with a “de facto management body” located within the PRC, such enterprise will be considered a PRC tax resident enterprise for tax purposes. Under the regulation on the Implementation of the EIT Rules, the term “de facto management body” is defined as a body that exercises full and substantial control over and overall management of the business, production, personnel, accounts, and properties of an enterprise, so we may be considered a PRC resident enterprise by the PRC tax authorities and will normally be subject to the enterprise income tax on our worldwide income at the rate of 25%. Please see “Regulatory Environment” in this Annual Report for further details.

It is unclear how the PRC tax authorities will determine whether an offshore entity is a non-PRC resident enterprise. There is no assurance that PRC tax authorities will not consider us as a “resident enterprise.” If the PRC tax authorities subsequently determine that we or our offshore holding companies are deemed to be or should be classified as “resident enterprise(s),” such entity or entities may be subject to enterprise income tax on their worldwide income at a rate of 25%, which could have a material and adverse impact on our financial condition and results of operations.

The statement by the SEC regarding proposed rule changes submitted by Nasdaq and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As more stringent criteria may be imposed, including the HFCA, which became law in December 2020, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations which included our auditor who appears as part of the report and is listed under its Appendix B: Registered Public Accounting Firms Subject to the Hong Kong Determination.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary.

The HFCAA prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. In June 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event that the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business, and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from furthering our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and you could sustain a significant decline in the value of our Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Fenbo Holdings Limited (the “Company” or “we” or “FHL), is the holding company of our Operating Subsidiaries, Able Industries Limited (“AIL”), Fenbo Industries Limited (“FIL”) and Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”). Through our Operating Subsidiaries, we represent over 30 years of experience producing premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toys products to overseas markets.

Our operating history began in 1993 when FIL was founded in Hong Kong by Mr. Li Kin Shing as a toy manufacturer and distributor. As the toy market deteriorated, he founded AIL in 2005 in Hong Kong and shifted our operations to the manufacturing and sales of personal care electric appliances. Our manufacturing subsidiary, FPPF, located in Guangdong, PRC, was formed in the PRC in 2010 and is capable of producing over three million units per year. We currently act as both an original equipment manufacturer (“OEM”) and historically have also served as an original design manufacturer (“ODM”).

Corporate Structure

Our Company was incorporated in the Cayman Islands on September 30, 2022 under the Companies Act as an exempted company with limited liability. Effective November 18, 2022, our Group completed a reorganization to consolidate its business operations in Hong Kong and the PRC into an offshore corporate holding structure to expand our manufacturing and sales operations and in anticipation of listing on a recognized securities market (the “Reorganization”). Following the Reorganization, on August 11, 2023, LMIL completed a private placement of an aggregate of 2,000,000 Ordinary Shares owned by it at a price of $2.50 per share to: Yuk Tong Lam (500,000 Ordinary Shares), Majestic Dragon Investment Co. Limited (500,000 Ordinary shares), Top Dragon International Limited (300,000 Ordinary Shares), Smart Tech Group Limited (300,000 Ordinary Shares), and Power Ocean Ventures Limited (400,000 Ordinary Shares). See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders,” for information on the current shareholdings of our major shareholders.

Therefore, as a result of the Reorganization and the private placement, as of the date of this Annual Report: (i) LMIL which is 100% owned by Mr. Li Kin Shing, owns 72.32% of our Company, (ii) our Company is a holding company and owns 100% of RLHL, (iii) RLHL owns 100% of FIL and AIL and (iv) FIL owns 100% of FPPF. We do not utilize a variable interest entity (“VIE”) structure.

Initial Public Offering. On December 1, 2023, we closed on our IPO of 1,000,000 Ordinary Shares at a public offering price of $5.00 for total gross proceeds of $5,000,000. On November 30, 2023, we commenced the listing of our Ordinary Shares on the Nasdaq Capital Market under the ticker symbol “FEBO”. The primary reason for our IPOand listing on the Nasdaq Capital Market was to allow us to raise funds to strengthen our market position and to further expand our market share. We are using the proceeds from the IPO for: (i) expansion of our production capacity and capability; (ii) strengthening engineering, research and development capability; (iii) penetrating and further expanding into new and existing geographical markets; (iv) general working capital; and (v) payment of an advisory fee, which $61,146 was paid to ARC Group and $380,000 to GCA Advisors Limited at closing of the IPO.

Organization Chart

The following chart sets forth our corporate structure as of the date of this Annual Report:

Fenbo Holdings Limited
("FHL")
(Cayman Islands)
100%
RichLegend Holdings Limited
("RLHL")
(British Virgin Islands)
100%
Fenbo Industries Limited
("FIL")
(Hong Kong)
100%
Able Industries Limited
("AIL")
(Hong Kong)
Outside PRC
Inside PRC
100%
Fenbo Plastic Products Factory {Shenzhen) Ltd
("FPPF")
(PRC)

A description of our subsidiaries is set out below.

AIL – As the marketing arm for the Group, AIL is responsible for all sales and marketing efforts. As of December 31, 2023, AIL employed one employee.

FIL – Is responsible for the overall management of the Operating Subsidiaries. As of December 31, 2023, FIL employed a total of 7 employees.

FPPF – Is responsible for the production of all of the Company’s products, and its engineering and design department conducts in-house design and research functions for the development of new products and product lines. As of December 31, 2023, FPPF employed a total of 262 employees.

Industry and Market Overview

The following overview is based on an Independent Market Research Report prepared for the Company by Frost & Sullivan.

As reported by Frost & Sullivan, the global market size of personal care beauty appliance / hair styling tools, which is measured by retail price, has increased from approximately US$26.9 billion to US$32.4 billion from 2016 to 2021, representing a CAGR of 3.8%. The burgeoning demand for hair care appliances was attributable to the adverse effects shown by the chemical-based hair styling process. The popularity of compact, portable, and travel size designs of hair styling tools also contributed to the market growth.

Looking forward, the increasing awareness of adverse chemical treatment reactions, including a recent study from the National Institute of Health indicating that women who used chemical hair straightening products were at higher risk for uterine cancer compared to women who did not report using these products, continues to boost demand for personal care beauty appliances and the adoption of smart styling tools is on the rise. Furthermore, increased consciousness about personal grooming and aesthetic appeal coupled with rising preference for easy-to-use and low-cost grooming and beauty devices preference for easy-to-use and low-cost grooming and beauty devices is also likely to augment the products demand in the future. With the advancements in technologies, personal care beauty appliances have become extremely handy and offer different features such as better battery life, digital displays, multi-tasking, anti-bacterial, and others. Furthermore, the overall cost of these products has also decreased due to reduced cost of manufacturing and surged demand from middle-income households.

The global hair styling tool market is expected to continuously increase at a CAGR of 3.7% in the next five years to reach US39.0 billion in 2026.

Market Drivers

Fashion Trend. Evolving fashion trends, growing fashion consciousness, growing emphasis of people on self-maintenance and appearance and changes in consumer preferences have influenced the market and driven the demand for household beauty appliances extensively within the past few years. Millennials are the prime focus consumers of household beauty appliances. Use of hair styling appliances has been higher among females. However, with the rising trend of self-grooming and personal hygiene, the use of these appliances has been increasing among men population as well. The growing number of men spending on hair styling appliances, increasing the use of electric hair care devices such as hair straighteners, hair dryers, and other appliances continue to influence the growth of the segment globally. The segment is expected to continue to dominate the household beauty appliances market throughout the forecast period.

Continued Innovation in Hair Styling Products. The rapid technological advancements in electronics, reduction in the size of equipment, and ease of manufacturing have helped the industry to a great extent. Increased innovations in the tools used for hair styling with the opinions of salon expert and also individuals push the manufactures to develop new products and thus boosts the growth of the market. Hair straighteners create beach waves effectively and effortlessly with just a simple bend of the wrist. High quality ceramics plates have heat balance micro sensors that regulate the temperature and evenly distributes heat. Such products have multifunction features that attract customers, thus increasing the demand for hair styling tools in the market. Further, advancements in battery technologies helped in reducing the size of the equipment and increased the portability feature. This resulted in better marketing opportunities for the companies as people could carry them without any hassle during traveling.

Economic Consideration. Previously, the expenditure on personal grooming was relatively high, as people had to visit professional salons and beauticians for hairstyling, facials, massages, and others. This was mainly owing to the high cost of grooming equipment that needed expertise for effective operation. However, the prices for beauty appliances have been reduced significantly due to the small size of the products and the low cost of manufacturing. Currently major players in the industry have outsourced their production from countries, such as China, where the cost of raw material and labor is lower than the developed countries. The resulting lower the cost of the products has attracted sales from middle-income consumers who are eager to keep up with the latest beauty standards. This coincides with the increase in disposable income of consumers, mainly from the developing nations, which has significantly driven the demand for household beauty appliances. Countries such as India, South Korea, Vietnam, Brazil, Mexico, Nigeria, Myanmar, and others have witnessed large-scale economic development in the past few years, resulting in a surge in disposable income. As a result, people are spending more on self-care and personal grooming products, which in turn propels the growth of the household beauty appliances market.

Rise in Social Media. Consumers are increasingly looking for quality and meaningful interact with different brands throughout the consumer journey from product trial, word-of-mouth interactions, purchase, after-sales experience. Good experiences and interactions with the brands bring consumers back for more and attract new consumers through word of mouth and online reviews. With the prevalence of social media in the world of fashion, makeup, hairstyling, and trendsetting, there is the growing number of promotions and advertisements for hair styling tools through different media channels. For example, there is rising popularity of social media influencers, DIY hair styling tutorials, and training videos, which in turn garner the attention of consumers across the world and further promote the use of hair styling tools.

Surge in Demand for Personalization. The demand for personalization solutions of beauty and fashion has been on the rise for creating the right fit for every consumer. In the past, consumers generally used the styling services in salons, including hair-cutting, coloring and styling and other treatments. Along with the development of technology, personalized solutions using electrical hair styling tools have satisfied consumers’ needs and saved consumers’ time. Once the technology was launched, consumers began to use hair styling tools that enable personalization, rather than having treatments in salon.

Growth in E-Commerce Sales of Personal Care Beauty Appliances. Online retail or e-commerce sector has witnessed an exceptional growth during the past few years, with an exponential rise during 2020, driven by the COVID-19 pandemic. The improvement in ease of buying through e-commerce platforms is supported by the availability of various products, low costs, marketing strategies and increased dependence on social media. E-commerce sites and applications have advanced their online platforms to offer a better user experience, thereby attracting consumers toward buying products online. Consumers can now choose from different brands and products of beauty appliances on online applications with categorization between quality, features, price, reviews, popularity, and others. As personal appliances have ergonomic designs and smaller sizes, they can be shipped easily locally as well as internationally. In addition, various private labels and brands have recently emerged which only offer products online, thereby reducing the expenditure on construction of showrooms or by other distribution channels.

Another factor driving the importance of online sales platforms is the growing influence of social media, especially within the millennial and Gen-Z consumer population. YouTube, Instagram, Facebook, Twitter, and other social media platforms are filled with influencers, which are paid by brands to promote their products to the viewers. This is further backed up by various bloggers and online magazines which provide fresh (frequently upgraded) lists of best brands or best personal care products to get more consumer attraction. Such trends have helped in the promotion of recently launched products such as at-home laser hair removal appliances, among many others. For instance, the online site of the Cosmopolitan Magazine, which is a trusted source for many consumers globally, has a special blog for 19 best at-home laser hair removal devices. Such marketing strategies and availability of numerous personal care products on online and e-commerce platforms have driven the growth of the household beauty appliances market.

Impact of COVID-19 on the Market. The post-COVID-19 era has provided a big opportunity for the household beauty appliances industry. As people are spending more time at home, the overall expenditure on comfort goods and personal care products has grown significantly. Various countries imposed lockdowns with the outbreak of the first COVID-19 infection wave. The high severity of COVID-19 cases led to strict impositions of full-scale lockdowns and regulations on movement. As more people were stuck at home and working remotely, the online sales for consumer products, home improvement goods, and others saw rapid growth during 2020 and 2021. Beauty salons, hair salons, spas, and other places were closed down as per local government rules and regulations in 2020 due to the risk of infection within the customers.

This increased the sale of basic personal grooming products such as hair trimmers, epilators, electric razors, and others. In addition, the demand for hand-held facial and body massagers, electric cleansers also surged during the COVID-19 pandemic. In the long run, this sudden change in consumer buying habits is likely to stay intact as people are focusing more on personal care and luxury appliances. Thus, the COVID-19 pandemic has had a positive impact on the household beauty appliance industry and is likely to display the same trend in the near future.

The Personal Care Beauty Appliance / Hair Styling Tool OEM Market in the PRC

The size of personal care beauty appliance / hair styling tool OEM industry by revenue in the PRC measures the revenue generated by hair styling tool manufacturing plants located in the PRC in the aggregate. The market size has increased from US$2,010.1 million in 2016 to US$3,310.3 billion 2021, representing a CAGR of approximately 10.5%. The increase was largely attributed to the continuous upgrading of hair styling tool and surge in application in advanced & portable hair styling tools along with the ease and convenience.

The increase in promotion, including advertisements of hair styling tools in different media channels and rise in awareness for personal grooming are expected to further support the growth of hair styling tool in the near future.

Market Drivers and Trends

Advanced Product Design and Growing Demand from Downstream End-customers. During 2016 to 2021, the market size in terms of sales value of hair styling tool has increased at a CAGR of approximately 10.5%. The robust demand for hair styling tool is principally driven by the growing awareness on needs and consciousness on beauty products, growing disposable income that leads to an elevated living standard and greater consumption on consumer goods and electrical appliances, as well as the continuously advancing product specifications and designs. In particular, the compactness and portability of hair styling tools nowadays contributes to growing momentum of demand as they are convenient to carry along to different occasions and eliminate the need to visit a salon. Adverse impact of chemical-based hair styling process unveiled in recent years has also contributed to customers in pursing hair styling products as a substitute product. Besides, digitalization of hair styling product, such as the embedment of LCD screen and smartphone connectivity function has attracted wider target customers. The burgeoning demand also lies on the heightened reliability and durability of hair styling tool, which in turn serve as an impetus to the future demand for such product to grow at a CAGR of 9.3% during 2022 to 2026.

Developed Supply Chain in the PRC. Outlined by the PRC Ministry of Industry and National Development and Reform Commission, the national electronic manufacturing comprehensive development index that measures the industry’s scale of development, innovation, and efficiency, has increased considerably from 100.0 to 175.3 from 2016 to 2021, representing a CAGR of approximately 11.9% during 2016 to 2021. As a major production and export country of electronic products, the supply chain of electronic components in the PRC has been well developed, where upstream raw material producers and various midstream manufacturers are often located in each other’s proximately, which allows close collaboration and reduced logistics costs. To attain better allocation of resources and considering cost efficiency, brand owners around the globe have increasingly outsourced the manufacturing of hair styling products to OEMs. In turn, OEMs are expected to continuously serve as major stakeholders in the supply chain.

Favorable Policies in the PRC. In view of the accelerated downstream demand for various electronic product and subsequently the production volume, the PRC government has devoted substantial efforts and promulgated development directions underpinning the domestic manufacturing industry, particularly on electronic products. In terms of monetary policy, the PRC government has set out mitigation plans to the reduce operational costs of electronics manufacturers, through provisions of tax relief and preferential financing assistance. Further, the “Information Industry Development Guide” published by the PRC government has placed strong emphasis on research and development of various types of manufacture red products. As a consequence of the rollout of various technology related proposals prior to the Fourteenth Five-Year Plan, the PRC Government has taken initiatives in developing innovative technology that accommodates the dynamic environment. In turn, the demand for hair styling tool OEM services is expected to grow continuously with the support of the favorable PRC government policies.

Digitalization in Production and operational Aspects. Owing to the advancement of technology and the implementation of “Made in China 2025” production initiatives, increasing numbers of electronic products manufacturers including manufacturers of hair styling tool are leveraging computerized machineries and advanced machineries to implement automation with an aim to lowering labor costs, alleviating operational risk, and enhancing inventory management. Predictive maintenance technology coupled with Enterprise Resources Planning (ERP) systems are introduced by manufacturers to monitor the state of equipment, inventory level and utilization rate. Further, the rise of business-to-business online marketplace transactions are expected to lower procurement and logistics costs between upstream suppliers and downstream brand owners with information transparency. As such, the integration of automation and informalization into the supply chain is expected to alleviate the cost burden on manual efforts to achieve a greater allocation of manpower resources.

Market Threats and Risk Analysis

Rising labor and Raw Material Costs. Labor and raw material are the two major cost components. According to the to the Ministry of Industry and Information Technology of the PRC, the profitability of enterprises in the electronics industry has declined from 9.1% in 2018 to 5.9% in 2021. The decline was attributable to the rising labor costs, as well as a surge in price of component such as printed circuit board, which is expected to put additional cost burden on industry participants.

Shortage of Experienced Labor. In view of the advancement in technology and increasing demand for solution customizations, professionals that are capable of designing, implementing, and overseeing throughout the product development stage, are able to accommodate the demand are an essential resource. However, there is a lack of domestic training for qualified personnel to participate in high-end design and development services. As such, the shortage of professionals may hinder the development of the industry.

Impact and the Outbreak of COVID-19. Outlined by leading companies in the components chips industry, the global component shortage has been prolonging since 2019 during the events of U.S. China trade war, outbreak of the COVID-19 and various severe weather incidents. The average lead delivery time of chips has increased from 12.7 weeks in January 2020 to 15.0 weeks in January 2021, and subsequently further escalated to 26.2 weeks in January 2022. The COVID-19 pandemic caused temporary disruption to demand and supply of raw material of hair styling tool. Temporary suspension of non-essential workplace activities as part of the containment measures for COVID-19 delayed raw material supply from the upstream, shipment of semi-finished or finished products to overseas customers and increased operational risk in relation to currencies, logistics costs and delayed scheduling. In the medium-to-long run, the impact of COVID-19 is expected to be mitigated gradually as supported by systematic normalization of economic and logistics activities and the resumption of normal manufacturing schedule throughout the supply chain.

Cost Structure Analysis

Labor Cost. During 2016 to 2021, the labor cost in the manufacturing industry in the PRC increased steadily. In particular, the average monthly wage of professional technician has increased from RMB6,212.4 to RMB9,800.9 during 2016 to 2021, representing a CAGR of approximately 9.5%. The increasing labor cost is attributable to increasing demand of skillful labor equipped with skills such as knowledge on computerized management system, modelling analytical skills and proficiency in foreign languages.

Going forward, the average monthly wage of employed persons in manufacturing industry, including production and equipment operator, professional technician and managerial staff are expected to grow at a slower trend at a CAGR of 7.1%, 7.7% and 6.6% respectively, owing to the increasing amount of labor entrants, resulting in a stable growth of wage.

Raw Materials. The prices of key raw materials and component in hair styling tool manufacturing during 2016 to 2026, which include integrated circuit, printed circuit board, plastics, lithium battery. In general, majority of materials and components used in hair styling tool production in the PRC have been sourced domestically. The fast-growing market demand for raw materials worldwide has resulted in a general increase in prices for such materials. With the sustained development of the electronic product and hair styling tool manufacturing industry, the raw material prices are expected to grow moderately in the forecasted period.

Competitive Landscape

Overview. The industry is relatively fragmented and is highly competitive and there were approximately 1,000 market participants principally engaged as hair styling tool OEM service providers in the PRC in 2021. The OEM service providers tend to place their focus on several specific product categories to gain industry recognition and competitive advantages. Business relationships and track records establish long- term relationships with customers and suppliers are the key factors of competition among the hair styling tool ODM services providers.

Barriers to Entry.

R&D Capabilities. R&D capabilities are the technical abilities to discover, develop, or scale marketable solutions. Strong R&D capabilities allow existing market participants to have an improved type of business process, lower marginal costs or increase marginal productivity. In view of the evolving market landscape, regular upgrade and innovation of products is another competition focus. Fast–changing technical requirements further heighten the needs for R&D capabilities. Therefore, a lack of strong R&D capabilities will prevent new market entrants from entering this industry.

Reputation and Relationship with Different Stakeholders In general, current market participants have already established an extensive business network with their upstream equipment suppliers, distributors, as well as downstream customers. New market entrants without prior supply and sales network may find it difficult to build a credible relationship with other stakeholders along the value chain, thus, a stable business relationship between stakeholders act as one of the major challenges that new market entrants may face in the PRC hair styling tool market.

Capital Requirements. Market participants are required to possess sufficient amount of capital and human resources to sustain their businesses, particularly product research and development (R&D) process, product pilot tests and daily operation costs. Existing market participants may have already built up a profound and reliable customer base and supply network, so as to ensure a stable and smooth business operation and income flow as a comparative advantage over new market entrants. Therefore, new market entrants who would like to enter the PRC hair styling tool market may have to overcome such high initial capital investment.

Factors of Competition

Experience and Knowledge. On time deliveries and lead time, response to shifts in demand and strong customized production platform are highly valued by customers in hair styling tools OEM market. In addition, market participants who have in-depth understanding of customer’s requirements are more capable of developing and offering better solution to address customers’ needs and gain a competitive advantage.

Technological Capabilities. Technological capabilities, including casting and molding, machining, joining, and shearing and forming, form key factors of competition in the hair styling tool OEM market. Market participants with strong technological capabilities are able to engage in whole lifecycle of hair styling tool, from product development and prototype production to production, which comes as the indistinguishable asset among the hair styling tool OEM services providers.

Track Record and Project Experience. Market participants with proven track record and satisfactory project reference are usually more preferred by customers, and thus receive higher recognition and earn reputation in the market. Such market participants are more likely to be invited to tender and secure potential projects.

Research and Development

The engineering and design department of the Group has been conducting in-house design and research for the purposes of developing new product lines for the Group. From time to time, the engineering and design department of the Group innovates new product design and features around the core parameters of creativity, reliability, safety, and commercial viability. Our research and development activities also include (i) development and standardizations of production techniques and procedures; (ii) working with customer to resolve specific problems on customer’s designs and requirements; and (iii) experiment on project bases for calibration and optimization of production processes in order to achieve higher yield on production. We believe that successful research process improvement and refinement is critical to our ability to stay competitive in the industry in which we operate.

Manufacturing

The Group’s production facilities (“SZ Factory”) are located in Bao’an District, Shenzhen City, Guangdong Province, the PRC. The SZ Factory comprises one block of four-story building consisting of approximately 11,000 sq. meters.

Raw materials. The principal raw materials sourced by the Group in its production which constitute the basic core components of its products include plastics, motors, power cords, switches, heating elements and thermostats.

The Group sources plastics, motors, power cords, switches, heating elements and thermostats mainly from Hong Kong and PRC. The Group does not have long term purchase contracts with its suppliers but only purchase via orders. Management bargains purchase price by taking into account price trends of commodity and quantity volume discount.

During the years ended December 31, 2022 and 2023, certain major raw materials experienced a general upward price trend. The prices of raw materials were, to a certain extent, volatile over the period. Factors affecting the supply and prices of raw materials include fluctuation of oil price and commodity price (including metals and plastics) and the variation in global economy as a whole. The Company has business relationships with its major suppliers for over 17 years. Some of them are public companies or subsidiaries of public companies listed on Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have never been an issue in the past. Also, all of our primary raw materials are general commercial commodities. Management believes that the Group has maintained good business relationships with its suppliers and has a stable material supply chain. Other than the Group’s existing suppliers, there are alternative sources of supply available for the raw materials which the Group requires. Therefore, even our existing suppliers may be temporarily short in inventory, alternative purchase order to other suppliers can be placed without difficulty or price premium.

In order to ensure a stable supply of raw materials which can meet the ongoing requirements of sales and distribution, the quantity of each procurement order for raw materials is determined by the Group with reference to (i) the customers’ indicative orders prevailing from time to time; (ii) the inventory levels prevailing from time to time; and (iii) the price trend and fluctuation of raw materials as predicted by the Group. The Group also implements stock control procedures including up-to-date recording of all incoming and outgoing items into and out of warehouse and production lines. During the Track Record Period, the Group did not have any material obsolete inventory written off.

Production Facility. Our manufacturing facilities is operated under our WFOE named FPPF, which is equipped with different types of machines and is able to produce about three million pieces of electrical hair styling products per annum.

The principal production components of the Group are injection molding machines, EDM machines, milling machines, grinding machines, lathe, spraying chambers and ovens, pad printing machines, hot stamping machines, production lines with oven, heater winding machines, bristle insertion machines, wire forming machines, wire stripping machines, lead cutting machines, spot welding machines, hot plate welding machines, crimping machines, and ultrasonic welding machines. The majority of the plant and machinery now situated in SZ Factory are owned by the Group. Safeguarding policies have been set up and maintained by the Group. There are security guards and gates at the entrance, a 24-hour surveillance system, security scanners for entrance and exit, periodic count of assets, in and out register and insurance coverage.

Marketing, Promotions and Advertising

The Group carries out its sales and distribution activities through its sales and marketing team. The Group’s sales and marketing strategy secures its overseas orders by establishing confidence and reputation in the Group’s products, assurance of quality, reasonable and competitive pricing and maintaining long-term relationship with overseas customers. In addition, the Group has participated in various exhibitions in Hong Kong, PRC and overseas to promote the Group’s products to overseas customers. Furthermore, business visit, new product presentation and briefing and video conference have been carried out by the Group to potential overseas customers.

In order to keep abreast of the market trends of electrical appliances in terms of styles, features, functionalities, colors, textures, materials and pricing, the Group’s sales and marketing department collects market data through participating in local and overseas trade exhibitions and fairs and market data and surveys provided and/or conducted by customers. In particular, Mr. Gary Chiu, the Group’s marketing consultant, has vast experience in marketing matters and strives to maintain a stable business relationship with its largest customer, Spectrum Brands, a leading global branded consumer product for more than 15 years.

Pricing

The Group negotiates with its customer to determine the price each year. The prices of the Group’s products are primary determined with reference to (i) a cost-plus basis approach and (ii) the demand elasticity of a given product (which in turn is affected by (a) the product features and functionality, (b) the product life cycle and (c) consumer preferences). Our sales and marketing department is responsible to provide the quotation after considering the requirements from our customer. The actual selling prices of our products are determined by our senior management by taking into account the estimated costs of each order. In arriving at the final price, the Group also takes into account other ancillary factors such as the actual size and time frame of the order, the industry standing of the customer and the relationship with the customer. Our pricing policy is reviewed quarterly by our senior management.

Seasonality

With the exception of lower sales in February of each calendar year correlated with the closure of factories in the PRC during the Chinese New Year holidays, our Operating Subsidiaries’ sales are not subject to any material seasonal fluctuations and remained steady throughout the year.

Customer

Our sole customer is Spectrum Brands (“Spectrum Brands”) for whom we manufacture hair care electric appliance styling products under the Remington brand which is owned by Spectrum Brands. The Company has provided OEM services to Spectrum Brands since 2006. It does not have a formal written contract with Spectrum Brands and relies on its long-term relationship to continue to provide such services in the future. For each individual transaction, the Group generally negotiates and confirms the terms of sales with its customer based on the quantity and quality of the products being ordered and enters into a purchase order with the customer. Although the Group has not entered into any long-term sales contract with Spectrum Brands, the Directors consider that the Group has good business relationship with Spectrum Brands. The Group has maintained business relationships with Spectrum Brands since 2006.

With respect to products distributed to overseas customers, the Group exports its finished products on a Free Carrier (“FCA”) basis, which means the Group is responsible for the delivery of products to a destination specified by the customers. The customer is responsible for all costs after the goods are delivered to the container terminal warehouse designated by the customer. Management estimates that the lead time from placing a purchase order by an overseas customer to the delivery of the first batch of finished product by the Group takes approximately 55 to 65 days (subject to the size and the type of the order, the location of the customer and the availability of raw materials).

The Group generally allows a credit period of 120 days for the trade receivables with terms that are common within the industry. Credit terms offered to the customer by the Group vary depending on the Group’s assessment of the reputation of the customer, the length of business relationship established with the Group and the actual size of order placed by the customer.

Competition

The industry is highly fragmented and competitive. In 2023, there were approximately 1,000 market participants principally engaged as hair styling tool OEM service providers in the PRC. However, the Group considers that Zheijang Jindelie Electrical Appliance Co. Ltd. and Hang Shun Hing Co. Ltd. are two direct competitors to the Group.

Competitive Strengths

Renowned customer base with stable relationship. The Group has built up a solid and stable business relationship with Spectrum Brands since 2006, as its OEM manufacturer for a variety of hair styling products under the popular worldwide personal care brand “Remington. The established customer relationships provide a concrete foundation for the Group to further expand its business and to achieve economies of scale.

Designs for a diversified product range. Endowed with over a decade of industry experience and market awareness, the engineering and design department of the Group has been keeping itself abreast of market changes and has a track record for designing, researching, and developing an innovative and trendy array of products on a proactive basis. The Group also offers a diversified range of products with different value-added features or functionalities to meet the demands of customers of different demographical origins or consumer preferences.

Stringent quality control. As a consumer product manufacturer, the Group has a strong commitment to quality control. From the very beginning of raw material procurement to the packaging of finished products, the Group imposes intensive quality checks and controls along the whole production line of the Group’s manufacturing processes. The quality checks and controls include incoming checks, online checks, random checks, and technical checks, which are strictly carried out by the operation department of the Group, as well as the representatives of the Group’s customers as the case may be. The Group considers that continual adherence to stringent quality control procedures is one of the most vital elements in maintaining long-term business relationships with its multinational customer.

Decade of operating history and established presence in the industry

The Group has been engaged in the design, manufacture, and sale of small electrical appliances under the management of Mr. Li Kin Shing and Mr. Li Siu Lun, Allan. With over a decade of operating history and industry experience under the management of Mr. Li Kin Shing and Mr. Li Siu Lun, Allan, the Group has established its presence in the market for providing quality electrical appliances to customers.

The Group also retained suitable talents with different specializations in senior management team for the business development of the Group. In particular, Mr. Gary Chiu, the Group’s marketing consultant, has joined the Group since 2005 and has vast experience in marketing matters. In particular, through the continuous marketing efforts by Mr. Gary Chiu, the Group enjoys a stable business relationship with its sole customer, Spectrum Brands, for more than 15 years.

Business Strategies

Our principal business objective is to strengthen our Operating Subsidiaries’ market position and further expand their market share. We intend to achieve such business objectives by:

Expansion of production capacity and capability. In line with the Group’s business expansion plan, the Group plans to upgrade and expand its existing production facilities for further growth and development. In particular, the Group plans to purchase and install new equipment in the SZ Factory so as to increase its overall production capacity.

With a view to achieving greater economies of scale and thereby enhancing the competitiveness of its products in the marketplace, the Group will also devise effective management control over or re-engineer its production processes in order to optimize its production efficiency and to improve the quality of its existing products, after commissioning the new production equipment.

Furthermore, with a view to leveraging on the product development capability of the Group’s engineering, research, and development team, and for the purpose of enhancing the long-term growth potential of the Group, it is the Directors’ intention to actively develop and pursue its OBM business, pursuant to which the Group intend to develop, manufacture, and sell the products under its own brand name.

Strengthening the engineering, research, and development capability. The Group plans to reinforce its product development capability by way of recruiting more engineers. With a stronger engineering, research and development team, the Group will be better positioned to expand the range of product models and lines available for its potential ODM and OBM customers.

Penetration and further expansion into new and existing geographical markets. Leveraging on the existing multinational customer base of the Group, the Group plans to establish business relationship with more overseas customers with a view to broadening the Group’s customer base and the market coverage of the Group’s products, such as the market in United States.

For the purpose of penetration into the Group’s new or developing markets such as the United States, the Group intends to strengthen its sales force by way of recruiting new sales and marketing staff to solicit potential customers for the Group. We also intend to set up our new subsidiary or representative office in the United States to enhance sales and service support for our sole customer and for future expansion in marketing and internet sales of potential self-branded products.

Licenses, Permits and Approvals

Our Operating Subsidiaries are required to obtain and maintain certain licenses and permits for our Operating Subsidiaries’ business operations.

The following table sets forth the licenses and/or approvals our Operating Subsidiaries obtained in respect of our Operating Subsidiaries’ operations in the PRC as of the date of this Annual Report.

Group member	Licenses/records	Expiry date
Fenbo Plastic Products Factory (Shenzhen) Ltd.,	Business License	October 26, 2060

Fenbo Plastic Products Factory (Shenzhen) Ltd.,	Sewage Discharge Permission	June 9, 2028

Our PRC Legal Advisers have confirmed that, as of the date of this Annual Report, our Operating Subsidiaries have obtained and renewed all substantial and necessary licenses and approvals, which are material for their business operations in the PRC from the relevant authorities of the PRC governments.

Some of our Operating Subsidiaries’ licenses and permits are subject to renewal. Our Operating Subsidiaries intend to renew all existing licenses and permits accordingly before their respective expiry dates. Our Operating Subsidiaries have not experienced any refusal of renewal of the licenses and permits necessary for their operation during the fiscal years ended December 31, 2023, 2022 and 2021.

Insurance

Management exercises prudent risk management control through the maintenance of various insurance plans for the purposes of covering against different aspects of risks, including:

1. Product liability insurance - product liability insurance for most kinds of its products against possible claims (relating to personal injury or damage to property arising from the product manufactured by it).

2. Property all risk insurance - covers its assets such as plant and machinery, raw materials and finished goods against accidental, physical loss, destruction, or damage of property.

3. Public liability insurance - third party insurance against possible third-party personal injury and property damage claims relating to its factory premises and office located in the PRC and Hong Kong.

4. The Company maintains director and officer liability and Company reimbursement insurance.

Our Operating Subsidiaries and Services

As an OEM electrical hair styling product manufacturer for a renowned multinational client, the Group has been focusing on the high-end segment of the personal care electrical appliance market. To this end, the Group has launched high-end professional electrical hair styling products which were once more commonly used in salons for the mass household markets (particularly in Europe and United States).

The Group offers a wide array of fashionable electrical hair styling products with different styles, features, functionalities, colors, textures, materials. It is the Group’s emphasis on the innovation of the design and styling of electrical hair styling products that appeal to the demands of different customers.

The basic components of hair styling products are casings, motors, heating elements, thermostats, power cords, and switches.

Since 2006, the Company has served as an OEM for Spectrum Brands, a global home essential company, and its sole customer, producing electrical hair styling products, under the “Remington” brand which Spectrum Brands has the right of the use of, and which are currently sold to mainly Europe, United States and Latin America.

Products – Personal Care Beauty Appliances / Hair Styling Tools

The Group’s electrical hair styling products can be divided into three sub-categories, namely,

(i) Curling Wands and Irons;

(ii) Flat Irons and Hair Straighteners;

(iii) Hair irons, which are tools used to alter the structure of hair of which there are three types: (a) crimpers, which are used to create little crimps in the hair; (b) straighteners, also known as flat irons, which are used to straighten the hair; and (c) curling tongs, which are used to make the hair curly;

(iv) Hair dryers, which are hand-held electric blower that can blow cool or warm air onto the hair that are wet or damped; in order to accelerate and control the evaporation of water particles and formation of the hair shape and dry the hair and ultimately used for styling hair; and

(v) others, which includes trimmer, nail polish, pet shampoo brush, eyebrow pluckers, etc.

Typically, the irons embedded in the hair iron devices are made of heat-conductive metal with ceramic layers protecting the ironing surfaces. The handle is made of thermal-resistant plastic. Advanced hair irons consist of components such as timer, temperature control system, and automatic shutdown system in order to prevent fire damage.

Product type:	Example features:
Curling Irons	- 120 to 240V worldwide voltage - 150°C to 230°C variable heat - reaching 100°C in 30 seconds - ceramic coated on barrel and clip for a smooth surface for hair to glide on

Curling Wands	- 120 to 240V worldwide voltage - 150°C to 230°C variable heat - reaching 100°C in 30 seconds - ceramic coated on barrel and clip for a smooth surface for hair to glide on - LCD display

Hair Straighteners	- 120 to 240V worldwide voltage - 150°C to 230°C variable heat - reaching 100°C in 30 seconds - ceramic coated on heating plates for a smooth surface for hair to glide on - LCD display

Trimmer	- 17mm and 5mm blade - operate with AAA battery

Manufacturers

The two typical categories of beauty appliance manufacturers are;

Original equipment manufacturer (“OEM”) refers to a manufacturer that undertakes the manufacture and assembly of hair styling tool based on designs and specifications provided by brand owners. OEM typically provides two types of offering (i) a finished end product labelled with the brand name of the brand owner that are ready-to-sell to the end customers; (ii) the semi-finished subassemblies produced by OEMs are subject to further assembly by the brand owner to be part of the final products sold under the brand names of such brand owners.

Original design manufacturers (“ODM”) are manufacturers that provide both product design and development and manufacturing services for brand owners. Circumstances in which the manufacturer and brand owner collaborate to jointly develop, design, and manufacture a new product, are referred as joint development (“JD”). The business model, i.e., OEM, ODM and JD, utilized by a particular product manufacturer may vary across its product lines.

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiaries’ business, our Operating Subsidiaries’ operational activities are subject to environmental obligations, and they did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended December 31, 2023, 2022 and 2021. Our directors expect that our Operating Subsidiaries will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future. As of the date of this Annual Report, our Operating Subsidiaries were not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health, and work safety.

Human capital is one of the key elements of our Operating Subsidiaries’ success. Our Operating Subsidiaries have taken out employees’ compensation insurance for their staff’s safety. Our Operating Subsidiaries also have adopted a safety and health policy for its employees to follow and provide safety education and trainings to raise employees’ awareness of safety issues. During the fiscal years ended December 31, 2023, 2022 and 2021, our Operating Subsidiaries did not experience any significant incidents or accidents in relation to employees’ safety or any non-compliance with the applicable laws and regulations relevant to the health and work safety issues.

Employees

The following table sets forth a breakdown of our employees by functions and geographical locations as of December 31, 2023:

Function	Hong Kong		China	Total
	AIL	FIL	FPPF
Management	-	3	1	4
Sales and Marketing	1	1	5	7
Operation	-	2	236	238
Warehouse	-	-	12	12
Accounting and Administration	-	2	8	10

Total	1	8	262	271

Recruitment and remuneration

Our Operating Subsidiaries’ success is highly dependent on their employees. Our Operating Subsidiaries recruit employees taking into account their industry experience and interpersonal skills. Our Operating Subsidiaries hire employees through internal recruitment or from the open market through online advertisement or by referrals. Our Operating Subsidiaries endeavor to offer competitive wages and benefits. Our Operating Subsidiaries conduct annual review of the performance of their employees for determining the level of bonus, salary adjustment and promotion of employees.

Training

Our Operating Subsidiaries offer their employees training both internally and externally to enhance their skills and knowledge in the in the personal care electric appliance industry. The regular training for our factory employees includes (i) new employee orientation; (ii) post-promotion training; and (iii) general annual training. We believe training will help our employees improve their work performance, which will eventually increase their loyalty to the Company. Therefore, the Company has developed a series of training programs targeting the needs and requirements of the work and tailored in line with their roles and responsibilities. Most training is undertaken by our internal staff, but if necessary for the effectiveness of the training, outside professionals are also hired to conduct trainings as well.

Labor unions, labor, and safety incidents

Our Operating Subsidiaries have not set up labor union for employees in Hong Kong or in the PRC. Our Operating Subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended December 31, 2023 and 2022 and through the date of this prospectus, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiaries.

Welfare or mandatory contribution

In Hong Kong, our Operating Subsidiaries operate a defined contribution mandatory provident fund retirement benefits scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for all of their employees in Hong Kong who are eligible to participate in the scheme. Under the relevant PRC laws and regulations, our Operating Subsidiaries are required to participate in the social welfare schemes, which provide pension insurance, medical insurance, work injury insurance, maternity insurance, and unemployment insurance as well as the coverage of housing provident funds for our Operating Subsidiaries’ employees in the PRC.

Intellectual Property

Our Operating Subsidiaries regard their trademarks, trade secrets, domain names, copyrights, know-how, proprietary technologies, and similar intellectual property as critical to their business. As of the date of this prospectus, we have 1 trademark, the Company’s logo, as registered with the Trade Marks Registry Intellectual Property Department of Hong Kong, and one domain name.

Our Properties

Our headquarter and sales office in Hong Kong are operating in an approximately 2,858 sq. feet office located in an industrial building. The office has been owned by FIL since July 1999. FIL entered into an agreement to sell the Hong Kong office to Mr. Li Kin Shing at a consideration of HK$13,880,000 in November 2022. The sale was completed in December 2022. We have leased the office from Mr. Li Kin Shing at market rent since January 2023. The term of the lease of the property is for a fixed term of two (2) years commencing from January 1, 2023 at a monthly rent of HK$50,000 (approximately US$6,400). The rent paid to Mr. Li Kin Shing was determined according to the market value of similar property quotes from the Hong Kong property market.

FPPF has leased our factory and staff quarters in the PRC for a term of 10 years from an independent third party since 2014, with initial annual rent of approximately RMB3.5 million and rental increment of 10% for every three years.

Legal Proceedings

As of the date of this Annual Report, neither we nor our Operating Subsidiaries are a party to, and we nor our Operating Subsidiaries are aware of any threat of, any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or operations.

From time to time, our Operating Subsidiaries may become involved in legal proceedings arising in the ordinary course of business. Neither we nor our Operating Subsidiaries are involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect of applicable laws and regulations.

Impact of COVID-19 on our Operating Subsidiaries’ business and operations

The continuous emergence of new series of COVID-19 variants during the years, the variation in vaccination rollout globally and a new series of travel and transportation restrictions had contributed consequential impact to the differences in the economic recovery and the increase in material lead time and transportation time. In addition, there were high demand in various raw materials which caused the breakdown of a number of supply chains and led to rising costs of certain raw material (e.g., plastic) and global inflationary pressures. Energy crises and international political dynamics had further hampered the pace of the recovery of the world economy. As of the date of this prospectus, except for a temporary impact on the supply chain resulting from COVID-19, we have not experienced significant inflationary pressures on material or labor costs negatively affecting our ongoing business since the national consumer price index increased by only 0.9 percent in 2021 over the previous year, according to the National Bureau of Statistics of China. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If there is any surge in the inflation rate, in order to mitigate the inflationary pressures, we plan to (i) monitor our labor costs carefully in our day-to-day operations; (ii) outsource or contract certain nonessential employees, to reduce labor-related administrative costs; and (iii) establish a supplier management system and selectively cooperated with key suppliers.

After more than three years since the outbreak of COVID-19, the pandemic has impacted the global business environment and the livelihood of people and caused a widespread global supply chain disruption. The Group’s revenue had been adversely affected due to severe supply chain shortage as well as constraint on manpower resources and our export sales volume was therefore affected. During our fiscal year ended December 31, 2021, a temporary supply chain disruption led to the decrease in our Group’s gross profit margin to approximately 16.5% for FY2021 (FY2020: 18.9%). Nevertheless, recently some countries had been gradually reopening borders with caution due to high vaccination rate. The Directors believe that the impact of the COVID-19 pandemic is only temporary and would not result in a material or long-term disruption to the Group’s business operations. The Group’s gross profit margin for the years ended December 31, 2023 and 2022, remained relatively stable at approximately 18.6% and 15.7%, respectively. The overall market and the business operation of the Group is expected to gradually recover and improve when the adverse impacts of the pandemic to wane as economic activities resume to normal. For instant, on December 9, 2022, China announced that China’s dynamic zero-COVID policy, which had been adhered to for nearly 3 years, has officially moved towards reopening. The travel restrictions of China and Hong Kong were lifted gradually. Our Group will closely monitor the development of the COVID-19 pandemic and will continuously assess its potential impact on our supply chain. If there is any further disruption in our supply chain, we will response swiftly such as, within our capital constraints, increase our raw material inventories in order to manage and mitigate such risk. Our Group’s gross profit margin increased from 15.7% for the year ended December 31, 2022 to 18.6% for the fiscal year ended December 31, 2023. The increase in gross profit margin was primarily due to the continuing diminishing effect of the COVID 19.

Impact in the U.S. of the Uyghur Forced Labor Prevention Act (the “UFLPA”) and the War in Ukraine on our Operating Subsidiaries’ business and operations.

The UFLPA prohibits on the importation of goods into the United States manufactured wholly or in part with forced labor in the PRC, especially from the Xinjiang Uyghur Autonomous Region (“Xinjiang”). It establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang are not entitled to entry to the U.S. and requires the importer of record to comply with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor.

While our manufacturing facilities are located in the PRC, they are not located in Xinjiang and are staffed by our own employees with no raw materials being sourced from Xinjiang. We are confident that our supply chain management system will rebut the presumption that our products are tainted with forced or prison labor and therefore we do not anticipate any material or adverse effect our business operations, financial position, and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, and other countries against Russia and countries supporting Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our businesses and the businesses of our customer, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy. However, we do not anticipate that such activities will have a disproportionate material adverse effect on our operations, results of operations, financial condition, liquidity, and business outlook since:

●	we have multiple sources for raw materials and parts and are able to stockpile inventories in the event that we anticipate shortages
●	we do not anticipate challenges sourcing raw materials as none are sourced from Russia, Belarus, Ukraine or Western China
●	we have adequate sources of labor and do not anticipate labor shortages
●	we are able to adjust our production capacity to meet surges or declines in consumer demand

Regulatory Environments

PRC Laws and Regulations

A summary of the laws and regulations which are material to our Operating Subsidiaries’ operations in the personal care electric appliance industry in the PRC are as follows: Laws and Regulations Relating to Foreign Investment The establishment, operation, and management of corporate entities in the PRC are governed by the Company Law of the PRC (the “PRC Company Law”). The PRC Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company and a joint stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall apply.

Laws and Regulations Relating to Foreign Investment

The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation, and labor matters of FPPF are regulated by the Foreign-invested Enterprise Law of the PRC (the “FIE Law”) and the Regulations for the Implementation of the Foreign-invested Enterprise Law of the PRC. Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”). The Negative List contains specific provisions guiding market access of foreign capital, stipulating in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign investment. Any industry not listed in the Negative List is a permitted industry.

Laws and Regulations Relating to Labor

Protection Labor Contract. Pursuant to the Labor Law of the PRC, employers should enter into labor contracts with their employees. Wages are to be paid according to the level of performance, and the policy of equal pay for equal work. Lowest wage protection and special labor protection for female workers and juvenile workers shall be implemented. Employers are also required to pay for their employees’ social insurance premiums and housing provident funds. These payments are made to local administrative authorities, and an employer who fails to contribute may be fined and be ordered to make up for the outstanding contributions.

The Labor Contract Law of the PRC and the Implementation Rule of the Labor Contract Law of the PRC set out specific provisions in relation to the execution, terms and the termination of an employment contract and the rights and obligations of the employees and employers. At the time of hiring, an employer shall truthfully inform the employee as to the scope of work, working conditions, working place, occupational hazards, work safety, salary and other matters about which the employee requests to be informed about.

Social Insurance

Employers in the PRC are required to contribute, on behalf of their employees, to a number of social insurance funds, including funds for basic pension insurance, for unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution shall order it to make the payment or make up the difference within the stipulated time period and impose a daily fine equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If the payment is not made within the stipulated period, the relevant administration department shall impose a fine ranging from one to three times of the overdue payment.

The various laws and regulations that govern employers’ obligation to contribute to the social security funds include the Social Insurance Laws of the PRC, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, the Decision of the State Council on Establishing a Unified System of the Basic Pension Insurance for Enterprise Employees, the Circular on Relevant Issues concerning the Improvement of the Basic Pension Insurance Policy for Urban Employees, the Regulation on Work-related Injury Insurance, the Regulation on Unemployment Insurance, the Decision of the State Council on Establishing the Basic Medical Insurance System for Urban Employees, the Circular on the Issuance of Provisions on the Administration of Basic Medical Insurance for Urban Employees, and the Trial Measures on Maternity Insurance for Enterprise Employees.

Laws and Regulations Relating to Intellectual Property Rights

Pursuant to the Trademark Law of the PRC (the “Trademark Law”), the right to exclusive use of a registered trademark shall be limited to trademarks which have been registered and to goods for which the use of trademark has been permitted. The period of validity of a registered trademark shall be ten years, counted from the day the registration is made. According to the Trademark Law, (i) using a trademark that is identical to a registered trademark on the same goods without the authorization of the owner of the registered trademark; (ii) using a trademark that is similar to a registered trademark on the same goods or (iii) using a trademark that is identical with or similar to a registered trademark on similar goods without the authorization of the owner of the registered trademark, which is likely to cause confusion, shall be deemed to constitute an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Laws and Regulations Relating to Foreign Exchange

Foreign Currency Exchange. The principal regulation governing foreign currency exchange in the PRC is the Regulation of the PRC for the Control of Foreign Exchange (the “Foreign Exchange Regulation”). Under the regulation, RMB are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital expenditure, such as direct investment, loans, or investments in securities, outside the PRC unless the approval of the State Administration of Foreign Exchange (the “SAFE”) or its local counterpart is obtained in advance.

According to the Notice on Further Improving and Adjusting Management Policies on Foreign Exchange of Direct Investment, in relation to direct foreign investments in the PRC, foreign investors are no longer required to obtain approval from the SAFE to re-invest in the PRC by using income legally generated from the PRC. No approval from the SAFE is required for opening the foreign exchange accounts, payment into certain accounts, settlement of the foreign exchange and for the purchase and external payment of foreign exchange. Also, the transfer of foreign exchange in the PRC under a direct investment account is no longer subject to approval by the SAFE. In addition, the foreign-invested enterprises are permitted to remit funds to their offshore parent companies.

According to the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, verification, and approval of foreign exchange registration under domestic direct investment is abolished. The banks shall, in accordance with relevant guidance, directly examine and handle foreign exchange registration under domestic direct investment. Relevant entities may, at their discretion, choose the banks in their respective places of registration to go through foreign exchange registration of direct investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the outflow or inflow of profits and dividends) under direct investment only after foreign exchange registration of direct investment is completed.

Dividend Distribution

The principal laws and regulations governing dividend distribution of foreign holding companies include the PRC Company Law, the FIE Law and their implementation rules. Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC must allocate at least 10% of their accumulated profits after tax each year, if any, to fund certain reserve funds unless these accumulated reserves have reached 50% of their registered capital. These reserves are not distributable as cash dividends.

Laws and Regulations Relating to Taxation in the PRC

Enterprise Income Tax. Pursuant to the Enterprise Income Tax Law of the PRC (the “EIT Law”), the income tax rate for both resident enterprises and foreign-invested enterprises is 25% commencing from January 1, 2008 (with certain exceptions for qualified foreign-invested enterprises). In order to clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the Enterprise Income Tax Law of the PRC (the “EIT Implementation Rules”). Pursuant to the EIT Law and the EIT Implementation Rules, non-resident enterprises which have not established agencies or offices in the PRC, or which have established agencies or offices in the PRC but whose income has no association with such agencies or offices, shall pay enterprise income tax on their income earned from inside the PRC, and such income of nonresident enterprises for which the payer thereof shall be the withholding agent, shall be taxed at the reduced rate of 10% and shall be withheld at the source.

Withholding income tax and international tax treaties. Pursuant to the EIT Law and the EIT Law Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in PRC to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of registration and incorporation has entered into a tax agreement with PRC which provides a different withholding tax arrangement.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion, the applicable withholding income tax rate for any dividends declared by a Chinese company is 5% for a shareholder being a Hong Kong resident holding at least 25% interest in its registered capital, or 10% for a shareholder being a Hong Kong resident holding less than 25% interest in its registered capital.

According to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. The term “non-resident taxpayers” refers to the taxpayers other than the PRC tax residents under the Provisions of domestic tax laws or conventions on the avoidance of double taxation signed by the government of the People’s Republic of China with foreign countries (including the tax arrangements signed with the Hong Kong Special Administrative Region and the Macau Special Administrative Region (hereinafter collectively referred to as the “Tax Conventions”) (including non-resident enterprises and non-resident individuals). The convention treatment means the deduction of or exemption from the enterprise income tax or individual income tax obligations required by the provisions of PRC tax laws, under the tax conventions or tax clauses of conventions on aviation, sea transportation, and automobile transportation, as well as the agreements or exchanges of letters on the mutual-exemption from tax on income from international transportation, signed by the People’s Republic of China with foreign countries, including the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion.

According to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, when the withholding agent enters into a business contract with a non-resident enterprise in relation to income derived from or accruing in the PRC, where the non-resident enterprise has no office or premises established in the PRC or the income derived or accrued has no de facto relationship with the office or premises established, if the contract stipulates that the withholding agent shall bear the tax payable amount, the tax-exclusive income amount derived by the non-resident enterprise shall be converted to a tax-inclusive income amount and the tax withheld shall be turned over. Where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends and bonuses, the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends and bonuses.

Hong Kong Laws and Regulations

Hong Kong Regulations Related to Services Providers

Business registration requirement. The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

As of the date of this Annual Report, AIL and FIL hold valid business registration certificates.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong). The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

As of the date of this Annual Report, AIL and FIL have complied with the provisions under the EO.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong). The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

As of the date of this Annual Report, employee compensation insurance has been obtained for all employees of AIL and FIL.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

As of the date of this Annual Report, the Company believes it has made all contributions required under the MPFSO.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As of the date of this Annual Report, AIL and FIL are in compliance with the provisions of the PDPO.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item ____ to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Fenbo Holdings Limited is a holding company incorporated on September 30, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Rich Legend Holdings Limited (“RLHL”) which was incorporated under the laws of the BVI on October 21, 2022. RLHL is the holding company holding of all the equity interest of (i) Fenbo Industries Ltd., (“FIL”) a Hong Kong company incorporated on June 17, 1993; and (ii) Able Industries Ltd., (“AIL”) a Hong Kong company incorporated on November 7, 2005. FIL is the holding company holding of all the equity interest of Fenbo Plastic Products Factory (Shenzhen) Ltd., (“FPPF”) a company incorporated on October 19, 2010, under the laws of the PRC, which is one of our Operating Subsidiaries conducting business operations in the PRC. The Company, through FIL, AIL and FPPF, has served as an OEM for Spectrum Brands, a global home essential company, and its sole customer, producing electrical hair styling products, under the “Remington” brand which Spectrum Brands has the right of the use of, and which are currently sold to Europe, United States and Latin America. The Company’s headquarters is located in Hong Kong, China. The “Company” in the foregoing discussion titled “Operating and Financial Review and Prospects” refers to the Group and its subsidiaries reflecting the applicable information on a consolidated basis, unless the context otherwise indicates. The Group includes the following entities:

Name	Background		Ownership	Principal activities

Fenbo Holdings Limited	●	A Cayman Islands company	-	Investment holding
(“FHL”)	●	Incorporated on September 30, 2022

Rich Legend Holdings	●	A BVI company	100% owned by FHL	Intermediate holding company
Limited (“RLHL”)	●	Incorporated on October 21, 2022

Fenbo Industries Ltd.	●	A Hong Kong company	100% owned by RLHL	Intermediate holding company
(“FIL”)	●	Incorporated on June 17, 1993		and trading of electronic appliance

Able Industries Ltd	●	A Hong Kong company	100% owned by RLHL	Marketing
(“AIL”)	●	Incorporated on November 7, 2005

Fenbo Plastic Products	●	A PRC	100% owned by FIL	Manufacturing and production of electronic

Factory (Shenzhen) Ltd. (“FPPF”)	●	Incorporated on October 19, 2010		Appliance

The following table shows our Statement of Operations data for the financial years ended December 31, 2021, 2022 and 2023 in HK$ and for 2023 in USD. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the years ended December 31,
	2021		2022		2023
	HK$’000	% of Revenue	HK$’000	% of Revenue	HK$’000	USD’000	% of Revenue
Revenues	140,685	100.0%	119,728	100.0%	119,110	15,249	100.0%
Cost of sales	(117,474)	83.5%	(100,892)	84.3%	(97,004)	(12,419)	81.4%
Gross profit	23,211	16.5%	18,836	15.7%	22,106	2,830	18.6%

Selling and marketing expense	(3,011)	2.1%	(2,057)	1.7%	(1,961)	(251)	1.7%
General and administrative expense	(16,883)	12.0%	(19,239)	16.1%	(20,535)	(2,629)	17.2%

Income (loss) from operations	3,317	2.4%	(2,460)	2.1%	(390)	(50)	0.3%

Other income (expense), net	1,906	1.4%	13,006	10.9%	767	98	0.6%
Interest expense	(1,577)	1.1%	(1,581)	1.3%	(1,708)	(219)	1.4%
Income (loss) before tax expense	3,646	2.6%	8,965	7.5%	(1,331)	(171)	1.1%

Income tax expense	(2,822)	2.0%	(312)	0.3%	(131)	(17)	0.1%
Net income (loss)	824	0.6%	8,653	7.2%	(1,462)	(188)	1.2%

Other comprehensive income
Foreign currency translation gain (loss), net	1,001	0.7%	(2,575)	2.2%	(809)	(104)	0.7%

Total comprehensive income (loss)	1,825	1.3%	6,078	5.1%	(2,271)	(292)	1.9%

Key Factors that Affect Results of Operations

For the financial years ended December 31, 2021, 2022 and 2023, our revenue amounted to approximately HK$140.7 million, HK$119.7 million and HK$119.1 million, respectively. Our net income amounted to approximately HK$0.8 million, HK$8.7 million and a net loss of HK$1.5 million for the financial years ended December 31, 2021, 2022 and 2023, respectively.

The Company believes the key factors affecting its financial condition and results of operations include the following:

Demand from our one key customer group

We rely on one key customer and if we fail to retain this customer or attract new customers, our business, financial condition, results of operations and growth prospects will be harmed. Our aggregate sales generated from this one customer contributed all of our revenue for the financial years ended December 31, 2021, 2022 and 2023. Accordingly, our sales would be significantly affected by the demands of our key customer group, as well as certain inherent risks, among others, changes and development in the local political, regulatory and business conditions, that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial conditions, and affect our ability to remain profitable and achieve business growth.

Fluctuations in the cost of our materials

Raw materials, such as electrical components, packaging materials, metal materials, plastic particles, and painting materials, are the largest component of our cost of revenues. As our contract price is fixed once our customer confirms an order for a electrical hair styling, it is difficult for us to manage the pricing of our electrical hair styling to pass on any increase in costs to our customer. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply and demand of such raw materials, as well as our bargaining power with our suppliers. During the financial years ended December 31, 2021, 2022 and 2023, the majority of our raw materials were commonly available from the market and their prices have been are affected by the market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated, both in absolute amount and as a percentage of its total revenues.

Revenues

For the fiscal years ended December 31, 2021, 2022 and 2023, the Company generated its revenues by sales of electrical hair styling products through the Company’s wholly-owned operating subsidiaries.

The following table presented the Company’s revenues by product types for the fiscal years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023	2023	Change*	Change*
Revenues	HK$’000	HK$’000	HK$’000	USD’000	HK$’000%
Curling Wands and Irons	43,191	38,328	32,753	4,193	(5,575)	(14.5)
Flat Irons and Hair Straighteners	87,226	78,626	82,817	10,602	4,191	5.3
Others	10,268	2,774	3,540	454	766	27.6
Total revenues	140,685	119,728	119,110	15,249	(618)	(0.5)

*Represents percentage of change from the fiscal year ended December 31, 2022 to 2023.

The following table presented the Company’s revenues by geographical areas based on the location of our sole customer for the fiscal years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023	2023	Change*	Change*
Revenues	HK$’000	HK$’000	HK$’000	USD’000	HK$’000	(%)
Europe	63,736	66,708	65,419	8,375	(1,289)	(1.9)
North America	66,768	45,095	48,381	6,194	3,286	7.3
South America	4,122	2,704	-	-	(2,704)	(100.0)
Asia and others	6,059	5,221	5,310	680	89	1.7
Total revenues	140,685	119,728	119,110	15,249	(618)	(0.5)

*Represents percentage of change from the fiscal year ended December 31, 2022 to 2023.

Revenue decreased by HK$0.6 million, or 0.5%, to HK$119.1 million (US$15.2 million) for the fiscal year ended December 31, 2023 compared to HK$119.7 million for the same period in 2022 primarily because of the decrease in revenue for our curling wands and irons products. Revenue decreased by HK$21.0 million, or 14.9%, to HK$119.7 million for the fiscal year ended December 31, 2022 compared to HK$140.7 million for the same period in 2021 primarily because of the decrease in revenue for our flat irons and hair straighteners products.

During our fiscal year ended December 31, 2023, the negative impact of the COVID-19 pandemic had greatly subsided, and industries, including consumer confidence, returned to normalcy as compared to the continued negative impact of the COVID-19 pandemic on businesses during 2022. The persistence of COVID-19 pandemic during fiscal year 2022, which continued to rampage in the global economy, the lock down measures of foreign countries and the cancellation of international flight, negatively affected the cross-border delivery, thereby affecting the Group’s sales as compared to fiscal year 2023.

Cost of sales

Cost of sales included cost of raw materials (such as costs of electrical components, packaging materials, metal materials, plastic particles, and painting materials), direct labor (including wages and social security contributions), manufacturing overhead (such as consumables, depreciation, direct rental expense and utilities) and other taxes. We currently do not hedge our raw materials position, and we monitor raw material price trends closely to manage our production needs.

For the fiscal year ended December 31, 2023, cost of sales decreased to HK$97.0 million (US$12.4 million), representing an decrease by HK$3.9 million from HK$100.9 million in the same period in 2022. The fluctuation of cost of sales was in line with the decrease in our revenue during the same period. For the fiscal year ended December 31, 2022, cost of sales decreased to HK$100.9 million (US$12.9 million), representing a decrease by HK$16.6 million from HK$117.5 million in the same period in 2021. The fluctuation of cost of sales was in line with that of the revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the fiscal year ended December 31, 2023, was HK$22.1 million (US$2.8 million), an increase of HK$3.3 million from HK$18.8 million for the same period in 2022. Gross profit for the fiscal year ended December 31, 2022 was HK$18.8 million, a decrease of HK$4.4 million from HK$23.2 million for the same period in 2021.

During our fiscal year ended December 31, 2023, the COVID-19 Pandemic has been successfully brought under control and the adverse impacts of the pandemic have been gradually dissipating as economic activities resume to normal. The supply and prices of raw materials became stable during the year, and thus led to the decrease in the Group’s average unit costs and increase in gross profit for the year. During our fiscal year ended December 31, 2022, various adverse factors related to the COVID-19 pandemic, such as the temporary disruption in the Group’s supply chain leading to tight supply and rising prices of raw materials, the rise of ocean freight charges and shortage of container supplies, continued to hamper the global economy, and thus led to the increase in the Group’s average unit costs. On December 9, 2022, China announced that China’s dynamic zero-COVID policy, which had been adhered to for nearly 3 years, has officially moved towards reopening. The travel restrictions of China and Hong Kong were lifted gradually.

As a result of the above, the Group’s gross profit margin for the fiscal year ended December 31, 2023 rose to 18.6% as compared to gross profit margin of 15.7% for the fiscal year ended December 31, 2022. For the fiscal year ended December 31, 2022, our gross profit margin of 15.7% had dropped from a gross profit margin of 16.5% for the fiscal year ended December 31, 2021.

Our Group continues to closely monitor the COVID-19 pandemic and other factors affecting our performance, and will assess their respective potential impact on our supply chain. We believe that we can enhance our gross margin during 2024 as we optimize our product-mix and quality of products, or, within our capital constraints, increase our raw material inventories.

Selling and marketing expenses

Major components of selling and marketing expenses are packaging expenses, transportation costs and custom declarations. For the year ended December 31, 2023, selling and marketing expenses was HK$2.0 million (US$0.3 million), which decreased by HK$0.1 million from HK$2.1 million in the same period in 2022. For the year ended December 31, 2022, selling and marketing expenses was HK$2.1 million, which decreased by HK$1.0 million from HK$3.0 million in the same period in 2021. The decrease during the fiscal year ended December 31, 2023 from the same period in 2022 was due mainly to a decrease in overall level of shipping of products. The decrease during the fiscal year ended December 31, 2022 from the same period in 2021 was due mainly to a decrease in packaging expenses as a result of the relatively stable prices of packaging materials during the year.

General and administrative expenses

General and administrative expenses consist primarily of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration and others.

The Company’s major general and administrative expenses were comprised of the following items during the years indicated:

	For the years ended December 31,
	2021	2022	2023	2023	Change	Change
	HK$’000	HK$’000	HKD’000	US$’000	HK$’000	(%)
Staff costs, including directors’ remuneration	10,358	8,572	10,252	1,313	1,680	19.6%
Depreciation	1,616	1,691	2,170	278	479	28.3%
Office and insurance expenses	1,420	1,484	1,569	201	85	5.7%
Motor vehicles and travelling expenses	740	458	861	110	403	88.0%
Stamp duty and other taxes	405	534	419	54	(115)	(21.6)%
Utility expenses	507	467	476	61	9	1.8%
Legal and professional fee and auditor’s remuneration	185	4,729	2,870	367	(1,859)	(39.3)%
Others	1,652	1,304	1,918	245	614	47.1%
Total	16,883	19,239	20,535	2,629	1,296	6.7%

General and administrative expenses increased by HK$1.3 million from HK$19.2 million for the fiscal year ended December 31, 2022 to HK$20.5 million (US$2.6 million) for the fiscal year ended December 31, 2023. This increase was due mainly to the increase in staff costs and motor vehicles and travelling expenses as the travel restrictions of China and Hong Kong were lifted gradually during the fiscal year ended December 31, 2023.

General and administrative expenses increased by HK$2.4 million from HK$16.9 million for the fiscal year ended December 31, 2021 to HK$19.2 million (US$2.5 million) for the fiscal year ended December 31, 2022. This increase was due mainly to additional professional fees for our public offering.

Income (loss) from operations

The loss from operations decreased by HK$2.1 million from the loss from operations of HK$2.5 million for the fiscal year ended December 31, 2022 to HK$0.4 million for the fiscal year ended December 31, 2023. The improvement in the financial performance from operations during the fiscal year ended December 31, 2023 were primarily due to the combined effects of the increase of gross profit of HK$3.4 million and the decrease of general and administrative expenses of HK$1.3 million during the fiscal year ended December 31, 2023.

The income from operations decreased by HK$5.8 million from the income from operations of HK$3.3 million for the fiscal year ended December 31, 2021 to the loss from operation of HK$2.5 million for the fiscal year ended December 31, 2022. The decline of the financial performance from operations were primarily due to the combined effects of the decrease of gross profit of HK$4.4 million and the increase of general and administrative expenses of HK$1.4 million during the fiscal year ended December 31, 2022.

Other income (expense), net

Major components of other income (expense) are exchange gain and loss, gain on disposal of property, plant and equipment, sundry income, government grant and bank interest income. For the fiscal year ended December 31, 2023, net income was HK$0.8 million (US$0.1 million), which decreased by HK$12.2 million from HK$13.0 million in the same period in 2022. The decrease was due mainly to the decrease in gain on disposal of property, plant and equipment recognized during the fiscal year ended December 31, 2023.

For the fiscal year ended December 31, 2022, net income was HK$13.0 million (US$1.7 million), which increased by HK$11.1 million from HK$1.9 million in the same period in 2021. The increase was due mainly to a gain on disposal of property, plant and equipment of HK$12.5 million recognized during the fiscal year ended December 31, 2022. The gain was mainly attributable to the sales of Hong Kong office to Mr. Li Kin Shing at a consideration of HK$13,880,000 in December 2022. Only minimal amount of gain on disposal of property, plant and equipment was recognized in the same period in 2021.

Interest expense

Interest expense remained relatively stable at HK$1.7 million (US$0.2), HK$1.6 million and HK$1.6 million for the fiscal years ended December 31, 2023, 2022 and 2021. The increase during the fiscal year ended December 31, 2023 was due mainly to the increase in average interest for the Group’s debt during the fiscal year.

Income (loss) before tax expense

As a result of the above, the Company recorded a loss before tax expense of HK$1.3 million (US$0.2 million) for the fiscal year ended December 31, 2023, a decrease of HK$10.3 million from HK$9.0 million for the fiscal year ended December 31, 2022. The decrease was mainly due to the decrease in gain on disposal of property, plant and equipment recognized during the fiscal year ended December 31, 2023. The Company recorded an income before tax expense of HK$9.0 million (US$1.2 million) for the year ended December 31, 2022, an increase of HK$5.4 million from HK$3.6 million for the year ended December 31, 2021.

Income tax expense

For the fiscal year ended December 31, 2023, income tax expense was HK$0.1 million (US$17,000), which decreased by HK$0.2 million from HK$0.3 million for the year ended December 31, 2022. The decrease was mainly due to a decrease in taxable income generated from operations during the fiscal year ended December 31, 2023.

For the fiscal year ended December 31, 2022, income tax expense was HK$0.3 million (US$40,000), which decreased by HK$2.5 million from HK$2.8 million for the fiscal year ended December 31, 2021. The decrease was mainly due to an increase in non-taxable gain on disposals of property, plant and equipment of HK$12.4 million and a decrease in taxable income generated from operations during the year ended December 31, 2022.

Net income

The net income decreased by HK$10.1 million from a net income of HK$8.6 million for the year ended December 31, 2022 to a net loss of HK$1.5 million (US$0.2 million) for the fiscal year ended December 31, 2023. The decrease in the net income during the year ended December 31, 2023 was mainly attributable to the cumulative effect of the reasons set out above.

The net income increased by HK$7.8 million from HK$0.8 million for the year ended December 31, 2021 to HK$8.6 million (US$1.1 million) for the year ended December 31, 2022. The improvement in the net income during the year ended December 31, 2022 was mainly attributable to the cumulative effect of the reasons set out above.

Liquidity and Capital Resources

For the Fiscal Year Ended December 31, 2023 and 2022

The Company financed its daily operations and business development through cash generated from the operations of AIL, FIL, and FPPF. As of December 31, 2023 and 2022, its cash balance was HK$46.3 million (US$5.9 million) and HK$13.9 million, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended December 31,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
Net cash provided by operating activities	5,695	9,728	1,244
Net cash used in investing activities	(554)	(284)	(36)
Net cash used in financing activities	5,034	23,299	2,983

Cash provided by operating activities:

For the fiscal years ended December 31, 2023, net cash provided by operating activities of HK$9.7 million (US$1.2 million) was primarily the result of the net loss of HK$1.5 million (US$0.2 million) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.5 million (US$65,000), amortization of right to use assets of HK$5.4 million (US$0.7 million) and interest on lease liabilities of HK$0.3 million (US$40,000). Change in operating activities mainly included increase in account payables of HK$5.1 million (US$0.6 million), increase in other payables and accrued liabilities of HK$1.4 million (US$0.2 million), decrease in inventories of HK$1.4 million (US$0.2 million), decrease in prepaid expenses and other current assets of HK$2.5 million (US$0.3 million) and partially offset by an increase in accounts receivable of HK$0.8 million (US$0.1 million) and payment on lease of HK$6.3 million (US$0.8 million).

For the fiscal year ended December 31, 2022, net cash provided by operating activities of HK$5.7 million (US$0.7 million) was primarily the result of the net income of HK$8.7 million (US$1.1 million) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.7 million (US$90,000), amortization of right to use assets of HK$4.9 million (US$0.6 million), interest on lease liabilities of HK$0.5 million (US$60,000) and gain on disposal of property, plant, and equipment of HK$12.5 million (US$1.6 million). Change in operating activities mainly included decrease in accounts receivable of HK$10.2 million (US$1.3 million), increase in other payables and accrued liabilities of HK$0.3 million (US$34,000), decrease in inventories of HK$4.2 million (US$0.5 million) and partially offset by a decrease in prepaid expenses and other current assets of HK$3.0 million (US$0.4 million), a decrease in account payables of HK$2.3 million (US$0.3 million) and payment on lease of HK$6.0 million (US$0.8 million).

Cash used in investing activities:

For the fiscal year ended December 31, 2023, net cash used in investing activities was HK$0.3 million (US$36,000) for the purchase of property, plant, and equipment.

For the fiscal year ended December 31, 2022, net cash used in investing activities was HK$0.6 million (US$71,000) for the purchase of property, plant, and equipment.

Cash used in financing activities:

For the fiscal year ended December 31, 2023, net cash from financing activities of HK$23.3 million (US$3.0 million) was mainly due to the proceeds from issuance of ordinary shares of HK$26.0 million (US$3.3 million and partially offset by the advances to related parties of HK$2.7 milion (US$0.3 million).

For the fiscal year ended December 31, 2022, net cash from financing activities of HK$5.0 million (US$0.6 million) represented the advance from related parties.

The following table sets forth a summary of the Company’s working capital as of December 31, 2023 and 2022:

	As of December 31,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
Current assets	71,321	97,933	12,538
Current liabilities	41,340	43,004	5,507
Working capital	29,981	54,929	7,031

Current assets as of December 31, 2023, was HK$97.9 million (US$12.5 million). Out of this balance, the Company had cash of HK$46.3 million (US$6.0 million) of which approximately HK$39.3 million was denominated in Hong Kong Dollar, approximately HK$2.6 million was denominated in USD and approximately HK$4.4 million was denominated in RMB. The current asset balance mainly included accounts receivable, net of HK$31.5 million (US$4.0 million), prepaid expenses and other current assets of HK$6.0 million (US$0.8 million) and inventories of HK$14.1 million (US$1.8 million).

Current liabilities as of December 31, 2023, was HK$43.0 million (US$5.5 million). This amount was composed of accounts payables of HK$18.5 million (US$2.4 million), other payables and accrued liabilities of HK$7.0 million (US$0.9 million), amounts due to related parties of HK$2.4 million (US$0.3 million), current portion of lease liabilities of HK$4.1 million (US$0.5 million) and bank loan of HK$11.0 million (US$1.4 million).

Current assets as of December 31, 2022, was HK$71.3 million. Out of this balance, the Company had cash of HK$13.9 million of which approximately HK$5.6 million was denominated in Hong Kong Dollar and approximately HK$8.3 million was denominated in RMB. The current asset balance mainly included accounts receivable, net of HK$32.9 million, prepaid expenses and other current assets of HK$6.8 million, inventories of HK$15.9 million and deferred IPO cost of HK$1.9 million.

Current liabilities as of December 31, 2022, was HK$41.3 million. This amount was composed of accounts payables of HK$13.8 million, other payables and accrued liabilities of HK$5.8 million, amounts due to related parties of HK$5.1 million, current portion of lease liabilities of HK$5.6 million and bank loan of HK$11.0 million.

Off-Balance Sheet Arrangements

As of December 31, 2023, the Company had no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Future Financings

The Company may sell its Ordinary Shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of its equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

Critical Accounting Policies, Judgments and Estimates

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“USGAAP”). Accordingly, these statements should be read in conjunction with the Company’s financial statements and note thereto as of and for the fiscal years ended December 31, 2023, 2022 and 2021.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter- company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly, or indirectly, to the Company.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, the imputed interest rate of leases, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2023, and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company’s revenues are generated from the production and sales of premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products. This performance obligation is satisfied at a point of time and recognized in revenue upon the transfer of control of the goods to the customers. Interest income from banks is recognized when received.

Cost of Revenues

The cost of revenue primarily consists of the cost of raw materials, direct labor costs and factory overhead.

Value Added Taxes

The Hong Kong operations are not subject to the value added tax. For the PRC operations, the PRC export revenue is not subject to VAT. VAT are charged for purchase of materials at 17% of which 13% is refundable. Revenues are presented net of applicable VAT.

Income Taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Key Employees

Our Board of Directors is the primary decision-making body of our Company, setting fundamental business strategies and policies for the management and operation of our Operating Subsidiaries’ business and monitoring their implementation.

Our Board of Directors currently consists of five directors, comprising two Executive Directors and three independent non-executive Directors. The following table sets forth the names, ages, and titles of our directors, executive officers, and senior management/key personnel:

Name	Age	Title

Executive Officers and Directors:

Li Siu Lun Allan	49	Chairman, Executive Director, and Chief Executive Officer
Li Kin Shing	72	Executive Director
Fu Wai Yip (Freddy)	52	Chief Financial Officer

Independent Non-executive Directors:

Lai King Yan (Anthony)	51	Independent Non-executive Director
Tong Ching Ho (Tony)	53	Independent Non-executive Director
Wong Siu Keung (Sony) Derong Meng	48 49	Independent Non-executive Director Independent Non-executive Director and Co-Chairman

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors:

Mr. Li Siu Lun Allan (“Mr. Allan Li”) has served as FHL’s Chairman, Executive Director, and Chief Executive Officer since September 30, 2022. Since September 1998, he has served as a Director of FIL and since June 2021 as a Director of AIL. He has over 20 years of marketing, administration, and operating experience at FIL. Mr. Allan Li attended the Faculty of Applied Sciences at Simon Fraser University, B.C. Canada, from September 1994 until December 1996. Mr. Allan Li is the son of Mr. Li Kin Shing, founder of the Group.

Mr. Li Kin Shing (“Mr. Li”) has served as FHL’s Executive Director since September 30, 2022. Mr. Li founded FIL in June 1993 and has served as a director since then. Mr. Li has served as the Legal Representative of FPPF since October 1993 and the Director of AIL since November 2005. Mr. Li received a Certificate in Mechanical Engineer in June 1996 and a Certificate in Workshop Instructor Training from the Morrison Hill Technical Institute, Hong Kong, in 1974.

Mr. Fu Wai Yip (Freddy) has served as FHL’s Chief Financial Officer since December 6, 2022. Since December 2011, he has served as the Financial Controller of The Well Leatherware Manufactory Ltd. He attended the University of Bolton, UK from 2000 to 2002 where he received a Bachelor of Arts degree in Accountancy. Mr. Fu is a Fellow Member of the Association of International Accounts, UK., The Institute of Public Accountants - Australia, and the Institute of Financial Accountants.

Independent Non-executive Directors

Mr. Lai King Yan (Anthony) was appointed as an Independent Director effective upon the closing of the IPO. Since October 2021, Mr. Lai has served as a Director of Advent Corporate Finance Limited since October 2021. From April 2019 to May 2021, he served as a Director of Changjiang Corporate Finance (HK) Limited and from January 2013 until February 2019, he served as the Managing Director of CLC International Limited, Mr. Lai attended Bond University in Australia from 1994 until 1996 where he received a Bachelor of Commerce degree.

Mr. Tong Ching Ho (Tony) was appointed as an Independent Director effective upon the closing of the IPO. Mr. Tong served as a Sourcing Specialist for NBC Hong Kong Merchants Ltd. since July 2015. He attended the University of Victoria, B.C. Canada from 1993 until1996 where he received his Bachelor of Arts in Economics degree.

Mr. Wong Siu Keung (Sony) was appointed as an Independent Director effective upon the closing of the IPO. Mr. Wong served as the Responsible Officer and Risk Manager for Ocean Assets Management HK Limited since May 2021. From October 2019 to March 2021, he served as the Responsible Officer and Executive Director for Boxin Jiayuan Ltd, and from October 2017 to September 2019 as the Senior VP and Responsible Officer for ZQ Capital HK Ltd. Mr. Wong attended the Simon Fraser University, Vancouver, Canada from 1994 until 2000, where he received a Bachelor’s degree in business administration in 1998 and a Master’s degree in business administration in 2000. Mr. Wong was admitted as a certified public accountant of the Delaware State Board of Accountancy in October 2004 and became a chartered financial analyst of the Association for Investment Management and Research in August 2003.

Mr. Derong Meng was appointed as the Co-Chairman and an Independent Director effective January 1, 2024. Since April 2019, Mr. Meng has served as the Executive President of Dijiu (Shenzhen) Supply Chain Group Co. Ltd., a firm focused on the development, implementation, and management of supply chain logistics from traditional sales channels to e-commerce platforms with an emphasis on agricultural products. From June 2017 until March 2019, he served as the CEO, Business Development Department, of Shenzhen Eternal Asia Supply Chain Co. Ltd. Mr. Meng received a Bachelor’s Degree in Economics and Management from Yancheng Institute of Technology in July 1996.

Key Personnel / Consultants

Our senior management comprises the following personnel:

Mr. Chiu Yat Chung (Gary) (“Mr. Chiu”) has served as the AIL’s Marketing Consultant since April 2021 and from November 2005 until March 2021, he served as a Director of AIL. Mr. Chiu received a Bachelor’s degree in Industrial Engineering from the University of Hong Kong in 1999 and Master’s degree in Manufacturing Engineering from the Polytechnic University, Hong Kong in 2003.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at http://www http://www.fenbo.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Wong Siu Keung (Sony) Tong Ching Ho (Tony), and Lai King Yan (Anthony), all of whom are our independent non-executive Directors, will serve on the audit committee, which will be chaired by Wong Siu Keung (Sony). Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Wong Siu Keung (Sony) as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;
●	Continuously engage in the analysis of and review for an potential cybersecurity risks as part of the Company’s overall risk management program; and
●	reviewing earnings releases.

Audit committee charter. On April 16, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the “Audit Committee Charter”). pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resillient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Exhibit 16J included in this Annual Report on Form 20-F for the year ended December 31, 2023.

Compensation committee

Lai King Yan (Anthony), Wong Siu Keung (Sony), and Tong Ching Ho (Tony) all of whom are our independent non-executive Directors, will serve on the compensation committee, which will be chaired by Lai King Yan (Anthony). Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy, and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board of Directors the compensation of our directors;
●	Reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company’s officers and directors in the event of a restatement of the Company’s financial statements for any fiscal year; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Compensation committee charter. On April 16, 2024, our Board of Directors authorized and approved an amendment to the Compensation Committee Charter (the “Compensation Committee Charter”). pursuant to which it adopted a compensation recovery policy (the “Compensation Recovery Policy”) and further approved that the Compensation Committee will have full authority and powers to implement the Compensation Recovery Policy. The Compensation Committee Charter provides the members of the Compensation Committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 included in this Annual Report on Form 20-F for the year ended December 31, 2023.

Nomination committee

Tong Ching Ho (Tony), Wong Siu Keung (Sony) and Lai King Yan (Anthony), all of whom are our independent non-executive Directors, will serve on the nomination committee, which will be chaired by Tong Ching Ho (Tony). Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nomination committee’s and Board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq Markets. The application of such exceptions requires that we disclose each Nasdaq Markets corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Markets corporate governance standard. However, we currently follow the Nasdaq Markets corporate governance standards listed below with the exception of the independent directors regularly scheduling meetings with only the independent directors present:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Marketplace Listing rules;

●	the requirement under Section 5605(d) of the Nasdaq Marketplace Listing Rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Marketplace Listing Rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Marketplace Listing Rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq Marketplace Listing Rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

As of this Annual Report, we have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at http://www.eglhkg.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers, and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the Nasdaq corporate governance rules.

Compensation of Directors and Senior Management/Executive Personnel

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses, and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee determines the salaries of our directors and members of our senior management based on their qualifications, positions, and seniority.

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Group; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during the fiscal years ended December 31, 2023, 2022 and 2021 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of us.

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the fiscal years ended December 31, 2021, 2022 and 2023.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK’000)	Bonus (HK’000)	Other Compensation (4) (HK’000)
Li Siu Lun Allan, CEO,	2021	1,040	Nil	18
Chairman and Executive Director (1)	2022	1,040	Nil	18
	2023	1,063	300	18

Li Kin Shing,	2021	1,080	Nil	Nil
Executive Director (2)	2022	1,080	Nil	Nil
	2023	1,658	Nil	Nil

Fu Wai Yip (Freddy),	2021	Nil	Nil	Nil
CFO (3)	2022	Nil	Nil	Nil
	2023	23	Nil	Nil

Lai King Yan (Anthony),	2021	Nil	Nil	Nil
Independent Non-Executive Director (4)	2022	Nil	Nil	Nil
	2023	20	Nil	Nil

Tong Ching Ho (Tony),	2021	Nil	Nil	Nil
Independent Non-Executive Director (4)	2022	Nil	Nil	Nil
	2023	20	Nil	Nil

Wong Siu Keung (Sony),	2021	Nil	Nil	Nil
Independent Non-Executive Director (4)	2022	Nil	Nil	Nil
	2023	20	Nil	Nil

(1) Compensation for Li Siu Lun Allan was paid by FIL, a wholly owned subsidiary of FHL for the years ended December 31, 2021 and 2022 whereas for the year ended December 31, 2023 was paid by FIL and FHL together.

(2) Compensation for Li Kin Shing was paid by FIL and AIL, wholly owned subsidiaries of FHL for the years ended December 31, 2021 and 2022 whereas for the year ended December 31, 2023 was paid by FIL, AIL and FHL altogether.

(3) Fu Wai Yip (Freddy) was appointed as CFO of FHL on December 6, 2022.

(4) Lai King Yan (Anthony), Tong Ching Ho (Tony), and Wong Siu Keung (Sony) were appointed as independent non-executive directors effective with the closing of the IPO.

(5) Other compensation includes sales commission, allowances, and any employer’s contribution social security.

Compensation Recovery Policy

As required pursuant to the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act, and Rule 10D-1 under the Exchange Act, the Compensation Committee of the Board of Directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”), effective December 1, 2023. The Compensation Recover Policy requires the Company to recover the incremental portion of the incentive-based compensation received by such officer that was in excess of the amount they would have received had their incentive compensation been determined based on the restated financial statements. Such events requiring a restatement of financial statements would be due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes – it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more and also applies also to self-employed persons. Under the MPF, the choice of the scheme is the responsibility of the employer (for which the legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

FIL, our Operating Subsidiary in Hong Kong, implemented a MPF with a major international assurance company to provide retirement benefits for its employees. All permanent full-time are eligible to join the MPF. Eligible employees of the MPF and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HKD1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for FPPF’s employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiaries in Hong Kong for the fiscal years ended December 31, 2023, and 2022 amounted to approximately HKD61,000 and HKD79,000, respectively. FIL has no other obligation to make payments in respect of retirement benefits of the employees.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company dated as of the effective date of its registration statement as filed with the SEC, which was November 27, 2023 (the “Effective Date”). Our newly appointed director, Mr. Derong Meng, entered into a Director’s Agreement dated April 16, 2024. The terms and conditions of each such Director’s Agreement are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual salary that is payable to each of our directors is as follows:

Lai King Yan (Anthony)	US$	30,000
Tong Ching Ho (Tony)	US$	30,000
Wong Siu Keung (Sony)	US$	30,000
Derong Meng	US$	12,000

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Letters

On December 6, 2022, FGH entered into a letter agreement with Mr. Li Siu Lun Allan, pursuant to which Mr. Li will serve as the Chairman, Executive Director and Chief Executive Officer of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of US$3,000 payable at the end of each month, which commenced upon the closing of the IPO ; (ii) a discretionary performance bonus determined by the compensation committee and/or the board at the end of the fiscal year; and (ii) either party shall have the right to terminate the agreement by giving to the other party not less than six months’ notice in writing.

On December 6, 2022, FGH entered into a letter agreement with Mr. Li Kin Shing, pursuant to which Mr. Li Kin Shing will serve as an Executive Director of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of US$3,000 payable at the end of each month, which commenced upon the closing of the IPO; and (ii) a discretionary performance bonus determined by the compensation committee and/or the board at the end of the fiscal year; and (ii) either party shall have the right to terminate the agreement by giving to the other party not less than six months’ notice in writing.

On December 6, 2022, FGH entered into an employment agreement with Mr. Fu Wai Yip (Freddy), pursuant to which Mr. Fu is designated as the Chief Financial Officer of the Company in accordance with the following terms and provisions: (i) a fixed initial salary of US$3,000 for the period from December 6, 2022 to the date of the closing of the IPO (the “Initial Period”) (ii) after the Initial Period, payment of a monthly salary of US$3,000, subject to the adjustment determined by the compensation committee and/or the board, payable at the end of each month; (iii) a discretionary performance bonus determined by the compensation committee and/or the board at the end of the fiscal year and (iv) either party shall have the right to terminate the agreement by giving to the other party not less than six months’ notice in writing.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, including our newly appointed director, Mr. Derong Meng. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employees

The following table sets forth a breakdown of our employees by functions and geographical locations as of December 31, 2023:

Function	Hong Kong		China	Total
	AIL	FIL	FPPF
Management	-	3	1	4
Sales and Marketing	1	1	5	7
Operation	-	2	236	238
Warehouse	-	-	12	12
Accounting and Administration	-	2	8	10

Total	1	8	262	271

Recruitment and remuneration

Our Operating Subsidiaries’ success is highly dependent on their employees. Our Operating Subsidiaries recruit employees taking into account their industry experience and interpersonal skills. Our Operating Subsidiaries hire employees through internal recruitment or from the open market through online advertisement or by referrals. Our Operating Subsidiaries endeavor to offer competitive wages and benefits. Our Operating Subsidiaries conduct annual review of the performance of their employees for determining the level of bonus, salary adjustment and promotion of employees.

Training

Our Operating Subsidiaries offer their employees training both internally and externally to enhance their skills and knowledge in the in the personal care electric appliance industry. The regular training for our factory employees includes (i) new employee orientation; (ii) post-promotion training; and (iii) general annual training. We believe training will help our employees improve their work performance, which will eventually increase their loyalty to the Company. Therefore, the Company has developed a series of training programs targeting the needs and requirements of the work and tailored in line with their roles and responsibilities. Most training is undertaken by our internal staff, but if necessary for the effectiveness of the training, outside professionals are also hired to conduct trainings as well.

Labor unions, labor, and safety incidents

Our Operating Subsidiaries have not set up labor union for employees in Hong Kong or in the PRC. Our Operating Subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended December 31, 2023, and 2022 and through the date of this prospectus, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiaries.

Welfare or mandatory contribution

In Hong Kong, our Operating Subsidiaries operate a defined contribution mandatory provident fund retirement benefits scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for all of their employees in Hong Kong who are eligible to participate in the scheme. Under the relevant PRC laws and regulations, our Operating Subsidiaries are required to participate in the social welfare schemes, which provide pension insurance, medical insurance, work injury insurance, maternity insurance, and unemployment insurance as well as the coverage of housing provident funds for our Operating Subsidiaries’ employees in the PRC.

Item 7. Major Shareholders and Related Party Transactions

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address of each person listed on the table is Flat J, 19/F., World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

As of the date of this Annual Report, the following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our directors; and
●	all of our current executive officers, directors as a group.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Named Executive Officers and Directors and Director Nominee:
Li Siu Lun Allan	0	0.00%
Li Kin Shing (2)	8,000,000	72.32%
Fu Wai Yip (Freddy)	0	0.00%
Lai King Yan (Anthony)	0	0.00%
Tong Ching Hi (Tony)	0	0.00%
Wong Siu Keung (Sony)	0	0.00%
Meng Derong	0	0.00%
All executive officers and Directors as a group (6 persons)	8,000,000	72.32%

5% Shareholders:
Luxury Max Investments Limited (2)	8,000,000	72.32%

(1)	Based on 11,062,500 Ordinary Shares issued and outstanding, including the 62,500 Ordinary Shares issued to the underwriters on January 11, 2024 pursuant to their exercise of the over-allotment option.
(2)	Luxury Max Investments Limited is owned 100% of record by Li Kin Shing, our director, who is also its sole director

Related Party Transactions

Related Parties

We have adopted an audit committee charter, which was amended on April 16, 2024, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

During the fiscal years ended December 31, 2023, 2022 and 2021, we, including the Operating Subsidiaries, entered into the following transactions with our related parties:

Sale / Lease of Office

In December 2022, FIL sold its headquarter and sales office in Hong Kong to Mr. Li Kin Shing, the Company’s Executive Director, and sole shareholder, at a consideration of HK$13,880,000. The carrying net book value of the office as of the transaction date was HK$1,349,000, and thus, one-off gain on disposal of the property of HK$12,531,000 was recognized in the income statements of the Group for the year ended December 31, 2022. This gain on disposal of the property was regarded as capital gain and classified as a non-taxable income under the tax rule of Hong Kong. The consideration of HK$13,880,000 receivable from Mr. Li Kin Shing was offset against the amount due to Mr. Li Kin Shing, and the dividend declared of HK$10,000,000 for the year ended December 31, 2022.

After the disposal of the office, FIL will continue to occupy the office and entered into a lease agreement with Mr. Li Kin Shing to lease this office for an initial term of two (2) years, which commenced January 1, 2023, for a monthly rental of HK$50,000. As the lease term commenced after the year end date (i.e., January 1, 2023), saved for the disclosure requirement for this subsequent event, the lease does not have any effect on the financial statements of the Group for the year ended December 31, 2022, and has been accounted for on the financial statements for the year ended December 31, 2023.

Guarantees

Certain related parties provided guarantees to the Company in connection with its bank borrowings of the Group. The bank loans of the Group consisted of the following:

Bank Name	Nature of Loan	As at December 31, 2020	As at December 31, 2021	As at December 30, 2022	As at December 31, 2023
		HK$’000	HK$’000	HK$’000	HK$’000
Bank of China (Hong Kong)	Revolving loan (1)	11,000	11,000	11,000	11,000
Bank of China (Hong Kong)	Term loan (2)	355	-	-	-
Bank of China (Hong Kong)	Bank overdraft (3)	2,717	-	-	-

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest of 2.25% below Hong Kong prime rate and is secured by the Company’s office premise located in Hong Kong; a Hong Kong residential property jointly owned by Li Kin Shing and his spouse and a personal guarantee from Li Kin Shing. This loan was first drawn down on October 22, 2018 and has been rolled over for every six-month period. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. The security charged over the Company’s office premise located in Hong Kong was released since September 29, 2022.

(2)	This loan was a one-year term loan of HK$10,000,000, carried an interest of 2.25% below Hong Kong prime rate and was secured by a Hong Kong residential property jointly owned by Li Kin Shing and his spouse and personal guarantees from Li Kin Shing and Chiu Yat Chung Gary. This term loan was drawn down on January 2, 2019 and wholly repaid on January 2, 2021. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements.

(3)	It was a bank overdraft up to HK$5,000,000 that carried an interest at Hong Kong prime rate and was secured by the Company’s office premise located in Hong Kong; a Hong Kong residential property jointly owned by Li Kin Shing and his spouse and a personal guarantee from Li Kin Shing. This bank overdraft was first utilized on November 20, 2020. As of December 31, 2020, the Company utilized HKD 2,717,000 and subsequently repaid the entire amount during the year ended December 31, 2021. The Company recognized this bank overdraft as short-term bank borrowing in its consolidated financial statements.

Transactions with related parties were conducted in the normal course of business and at prices and terms no less than those charged to and contracted with other independent third parties.

Leases

During the fiscal years ended December 31, 2023, 2022 and 2021, our Operating Subsidiaries entered into a lease agreement with a related party for a director quarter located in Hong Kong as follows:

Premise	Relationship with t he lessor	Rental payment for the year ended December 31, 2021 (HK$’000)	Rental payment for the year ended December 31, 2022 (HK$’000)	Rental payment for the year ended December 31, 2023 (HK$’000)
Director quarter	Lessor is a company owned by Mr. Li Kin Shing and his spouse	600	600	600
Hong Kong office	Lesser is Mr. Li Kin Shing	-	-	600

The related party transaction is determined on an arm-length basis by reference to the market price of the comparable residential premise.

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2021	December 31, 2022	December 31, 2023
				(HK$’000)	(HK$’000)	(HK$’000)
Mr. Li Siu Lun Allan	Executive director	Advance to a director	Amount due from a related party	20	-	-
Mr. Li Kin Shing	Sole shareholder and executive director	Advance from a shareholder	Amounts due to related parties	4,213	2,855	151
Mr. Chiu Yat Chung Gary	Senior management	Advance from a senior management	Amounts due to related parties	2,262	2,262	2,262

The above amounts were unsecured, non-interest bearing and repayable on demand.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on November 30, 2023 under the symbol “FEBO.” Our CUSIP number for our Ordinary Shares is G3413G 102.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is V Stock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

Item 10. Additional Information

Share Capital

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$30,300 divided into 300,000,000 ordinary shares of par value of US$0.0001 each, and 3,000,000 preference shares of a par value of US$0.0001 each.

The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our Board of Directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid-up on the shares in respect of which the dividend is paid, although no amount paid-up on a share in advance of calls shall for this purpose be treated as paid-up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid-up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our Board of Directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, installments or otherwise.

Where our Board of Directors or our Company in general meeting has resolved that a dividend should be paid or declared, our Board of Directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid-up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid-up in lieu of the whole or such part of the dividend as our Board of Directors may think fit.

Upon the recommendation of our Board of Directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid-up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus, or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our Board of Directors or our Company in general meeting has resolved that a dividend be paid or declared, our Board of Directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our Board of Directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or installments payable upon any shares held by him/her/it, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our Board of Directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses, or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our Board of Directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses, or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a check or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid-up or credited as paid-up on a share in advance of calls or instalments is treated for this purpose as paid-up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board of Directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our Board of Directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board of Directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our Board of Directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board of Directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our Board of Directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid-up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board of Directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board of Directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our Board of Directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges, or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid-up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid-up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our Board of Directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our Board of Directors shall fix from the day appointed for payment to the time of actual payment, but our Board of Directors may waive payment of such interest wholly or in part. Our Board of Directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our Board of Directors may decide.

If a member fails to pay any call or installment of a call on the day appointed for payment, our Board of Directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board of Directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board of Directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our Board of Directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our Board of Directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our Board of Directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified, or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid-up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our Board of Directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our Board of Directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our Board of Directors fails to proceed to convene such meeting, the requisitionist (s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist (s) as a result of the failure of our Board of Directors shall be reimbursed to the requisitionist (s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of directors, which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of a smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Memorandum and Articles of Incorporation

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. At the closing of the Initial Public Offering, we became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As of the date of this Annual Report, we intend to comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our Articles of Association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted within four months by holders of 90% of the shares that are the subject of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our Amended Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of the Company may only be taken upon the vote of shareholders at general meeting and shareholders may not approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Neither Cayman Islands law nor our Articles of Association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our Articles of Association require us to call such meetings every year.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting.

Removal of Directors

Under our Articles of Association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended Memorandum and Articles of Association may only be amended by special resolution.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended December 31, 2023.

We have adopted a dividend policy, according to which our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Taxation

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) who acquired our Ordinary Shares in the IPO and currently hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that is converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds raised from the IPO) and the expected market price of our Ordinary Shares following the IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares; and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC, and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Hong Kong Profits Tax Considerations

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 8.25% for assessable profits on the first HK$2,000,000 and 16.5% on their remaining assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2020/2021 and 2019/2020. As from year of assessment of 2018/2019 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

Taxation of Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares. Trading gains from the sale of Ordinary Shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations and at the rates of 7.5% on assessable profits up to HK$2,000,000 and 15.0% on any part of assessable profits over HK$2,000,000 on unincorporated businesses from the year of assessment commencing on or after April 1, 2018. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the Hong Kong dollar and our overseas sales and procurement were denominated in United States dollars during the financial years ended December 31, 2022, 2022 and 2023. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Item 12. Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2023, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Wong Siu Keung (Sony) as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at http://www.jecleantech.sg. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended December 31, 2022 and 2023:

	Financial Year Ended December 31, 2022	Financial Year Ended December 31, 2023
Audit Fees	$100,000	$160,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$100,000	$160,000

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Item 16D. Exemptions from the Listing Standards for Audit Committees

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants.

Not applicable

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Item 16J. Insider Trading Policies

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

Item 16K. Cybersecurity

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

1.	Cybersecurity Incidents – an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

2.	Cybersecurity Threats – any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2023.

The Audit Committee of our Board of Directors is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fenbo Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fenbo Holdings Limited and its Subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. I believe that my audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current audit period of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) related to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it related.

We have determined that there are no critical audit matters.

/s/ Centurion ZD CPA & Co

Centurion ZD CPA & Co.

Hong Kong

April 29, 2024

We have served as the Company’s auditor since 2023.

PCAOB ID # 2769

FENBO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2022	2023	2023
		HK$’000	HK$’000	US$’000
				(Note)
Assets
Current assets:
Cash		13,853	46,342	5,933
Accounts receivable, net	3	32,938	31,486	4,031
Deferred initial public offering cost		1,903	-	-
Inventories	4	15,860	14,088	1,804
Prepaid expenses and other current assets	5	6,767	6,017	770
Total current assets		71,321	97,933	12,538

Property, plant and equipment, net	6	1,498	1,244	159
Right-of-use assets	7	7,117	3,801	487
Total non-current assets		8,615	5,045	646
TOTAL ASSETS		79,936	102,978	13,184

Liabilities
Current liabilities
Bank loan – current	9	11,000	11,000	1,408
Accounts payable		13,798	18,482	2,366
Other payables and accrued liabilities	8	5,799	7,049	904
Lease liabilities – current	7	5,626	4,060	520
Amounts due to related parties	10	5,117	2,413	309
Total current liabilities		41,340	43,004	5,507

Non-current liabilities
Lease liabilities – non-current	7	2,552	198	25
TOTAL LIABILITIES		43,892	43,202	5,532

Commitments and contingencies		-	-	-

Shareholders’ equity
Preference shares US$0.0001 par value per share; 3,000,000 authorized capital; nil shares issued and outstanding		-	-	-
Ordinary shares US$0.0001 par value per share; 300,000,000 authorized capital; 11,000,000 shares issued and outstanding (2022: 10,000,000 shares issued and outstanding)	13	8	9	1
Additional paid-in capital		2,492	28,494	3,648
Statutory reserve	13	2,806	2,806	359
Retained earnings		30,183	28,721	3,677
Accumulated other comprehensive income		555	(254)	(33)
Total shareholders’ equity		36,044	59,776	7,652
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		79,936	102,978	13,184

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
	Note	2022	2023	2023
		HK$’000	HK$’000	US$’000
				(Note)
Revenues		119,728	119,110	15,249
Cost of sales		(100,892)	(97,004)	(12,419)
Gross profit		18,836	22,106	2,830

Operating expenses:
Selling and marketing expenses		(2,057)	(1,961)	(251)
General and administrative expenses		(19,239)	(20,535)	(2,629)
Total operating expenses		(21,296)	(22,496)	(2,880)

Income from operations		(2,460)	(390)	(50)

Other (expense) income:
Exchange (loss) gain, net		-	213	27
Gain (loss) on disposal of property, plant and equipment		12,458	(1)	-
Interest income		20	84	11
Interest expense		(1,581)	(1,708)	(219)
Government grant		-	205	26
Other income, net		528	266	34
Total other (expense) income		11,425	(941)	(121)

Income (expense) before tax expense		8,965	(1,331)	(171)
Income tax expense	12	(312)	(131)	(17)
Net income (loss)		8,653	(1,462)	(188)

Other comprehensive income
Foreign currency translation loss, net of taxes		(2,575)	(809)	(104)

Total comprehensive income (loss)		6,078	(2,271)	(292)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted (cents)	13, 14	86.53	(14.50)	(1.86)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	13, 14	10,000,000	10,084,932	10,084,932

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Shares*	Amount	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2022	10,000,000	8	-	2,806	3,130	31,530	37,474

Net income for the year	-	-	-	-	-	8,653	8,653
Dividend declared	-	-	-	-	-	(10,000)	(10,000)
Foreign currency translation	-	-	-	-	(2,575)	-	(2,575)
Reorganization	-	-	2,492	-	-	-	2,492
As of December 31, 2022	10,000,000	8	2,492	2,806	555	30,183	36,044

Net loss for the year	-	-	-	-	-	(1,462)	(1,462)
Dividend declared	-	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	(809)	-	(809)
Issuance of ordinary Shares, net of issuance costs	1,000,000	1	26,002	-	-	-	26,003

As of December 31, 2023	11,000,000	9	28,494	2,806	(254)	28,721	59,776

		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2023	11,000,000	1	3,648	359	(33)	3,677	7,652

*	In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 10,000,000 shares of ordinary shares outstanding effected on November 18, 2022 that have been retroactively restated to the beginning of the first period presented. On December 1, 2023 the Company closed the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 shares of ordinary shares were issued at the IPO price of $5.00 per share after the offering. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.” On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share.

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
			(Note)
Operating activities
Net income (loss)	8,653	(1,462)	(188)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	702	506	65
Amortization of right to use assets	4,862	5,410	693
Interest on lease liabilities	469	313	40
(Gain) loss on disposal of property, plant and equipment	(12,458)	1	-
Change in operating assets and liabilities:
Change in accounts receivable	10,228	789	101
Change in inventories	4,217	1,475	189
Change in prepaid expenses and other current assets	(2,977)	2,526	323
Change in accounts payable	(2,253)	5,073	649
Change in other payables and accrued liabilities	267	1,398	179
Payments on lease	(6,015)	(6,301)	(807)
Net cash provided by operating activities	5,695	9,728	1,244

Investing activities
Purchase of property, plant and equipment	(554)	(284)	(36)
Net cash used in investing activities	(554)	(284)	(36)

Financing activities
Proceeds from issuance of ordinary shares	-	26,003	3,329
Advances (to) from related parties	5,034	(2,704)	(346)
Net cash provided by financing activities	5,034	23,299	2,983

Net increase in cash	10,175	32,744	4,191
Effect on exchange rate change on cash	(318)	(255)	(34)

Cash as of beginning of the year	3,996	13,853	1,776

Cash as of the end of the year	13,853	46,342	5,933

Supplementary Cash Flows Information
Cash paid for interest	1,581	1,708	219
Cash paid (refund) for taxes	3,492	(196)	(25)
Supplemental schedule of non-cash investing and financing activities:
Dividend made by addition to the amount due to related parties	(10,000)	-	-
Consideration for the sale of property to the shareholder settled by deduction from the amount due to the related parties	13,880	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Nature of business and organization

Fenbo Holdings Limited (the “Company”) was incorporated in the Cayman Islands on September 30, 2022 as an exempted company with limited liability. The Company conducts its primary operations of manufacture and production of premium personal care electronic appliance (such as electrical hair styling products such as hair dryers, straighteners, curlers, trimmers, etc.) through its indirectly held wholly owned subsidiaries.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

Name	Date of incorporation	Place of incorporation	Principal activities
Fenbo Holdings Limited	September 30, 2022	Cayman Islands	Investment holding
Rich Legend Holdings Limited (“RLHL”)	October 21, 2022	The British Virgin Islands	Intermediate holding company
Fenbo Industries Limited (“Fenbo Industries”)	June 17, 1993	Hong Kong	Intermediate holding company and trading of electronic appliance
Fenbo Plastic Products Factory (Shenzhen) Limited (“Fenbo SZ”)	October 19, 2010	People’s Republic of China (“PRC”)	Manufacture and production of electronic appliance
Able Industries Limited (“Able Industries”)	November 7, 2005	Hong Kong	Marketing

Reorganization

Immediately before a series of transactions (“Reorganization”) as detailed below, the capital structure of the Group was as follows:

	Number of ordinary shares
Shareholder	The Company	RLHL	Fenbo Industries	Fenbo SZ	Able Industries
Mr. Kin Shing Li (“Mr. Li)	10,000	1	1,999,999	-	500,000
Mr. Allan Li	-	-	1	-	-
Fenbo Industries	-	-	-	5,000,000	-
Total	10,000	1	2,000,000	5,000,000	500,000

On November 17, 2022, RLHL entered into agreements to acquire 1,999,999 ordinary shares in Fenbo Industries and 500,000 ordinary shares in Able Industries, respectively from Mr. Li in consideration of the issuance and allotment of a total of 9 shares, credited as fully paid, to Mr. Li.

On November 17, 2022, RLHL entered into an agreement to acquire 1 ordinary share in Fenbo Industries from Mr. Allan Li for a cash consideration of HK$100.

On November 18, 2022, the Company entered into an agreement to acquire 10 ordinary shares representing 100% of the issued share capital of RLHL from Mr. Li in consideration of the issuance and allotment of 9,990,000 ordinary shares of the Company, credited as fully paid, to Luxury Max Investments Limited (“LMIL”), a company incorporated in the British Virgin Islands on October 21, 2022 and wholly owned by Mr. Li. In connection with this acquisition, Mr. Li transferred 10,000 ordinary shares of the Company from Mr. Li to RLHL.

Following the above transactions, Fenbo Industries, Fenbo SZ and Able Industries have become indirectly wholly-owned subsidiaries of the Company, whereas their former majority shareholder, namely Mr. Li, has had 100% interest of the Company, through his wholly-owned investment holding company, LMIL. Upon completion of the Reorganization, the capital structure of the Group was as follows:

	Number of ordinary shares
Shareholder	The Company	RLHL	Fenbo Industries	Fenbo SZ	Able Industries
LMIL	10,000,000	-	-	-	-
The Company	-	10	-	-	-
RLHL	-		2,000,000	-	500,000
Fenbo Industries	-	-	-	5,000,000	-
Total	10,000,000	10	2,000,000	5,000,000	500,000

The Reorganization has been accounted for as a reverse acquisition whereby Fenbo Industries and Able Industries are deemed to be the accounting acquirers (legal acquirees) and the Company to be the accounting acquiree (legal acquirer). The financial statements before the Reorganization are those of Fenbo Industries and Able Industries on a combined basis with the results of the Company being consolidated from the closing date of the Reorganization. The equity section and earnings per share of the Company have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

On December 1, 2023 the Company closed the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 shares of ordinary shares were issued at the IPO price of $5.00 per share after the offering. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.” On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share.

The accompanying financial statements are presented assuming that the existing group structure was an existence at the beginning of the first period presented.

Note 2 Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“USGAAP”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly, or indirectly, to the Company.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, the imputed interest rate of leases, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the Hong Kong Dollars (“HKD”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the consolidated statement of income and comprehensive income.

The functional currency of RLHL, Fenbo Industries and Able Industries are HKD. The functional currency of Fenbo SZ is Renminbi (“RMB”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiary using RMB as functional currency, the Company’s assets and liabilities are expressed in HKD at the exchange rate on the balance sheet date, which is 0.9126 and 0.8866 as of December 31, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 0.9070 and 0.8642 for the years ended December 31, 2023 and 2022, respectively.

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Company’s financial condition in terms of reporting in HK$.

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$0.12803 = HK$1. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

Cash

Cash comprises of cash at banks and on hand. Cash held in accounts at financial institutions located in the PRC is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in first-out cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving, damaged and lost goods, which is dependent upon factors such as historical and forecasted demand and prevailing market conditions. Write-downs are recorded in cost of revenues on the consolidated statements of income and comprehensive income.

Prepayments and deposits

Prepayments are cash deposited or advanced to suppliers for purchasing goods or services that have not been received or provided and deposits made to the Company’s customers and landlord. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Other receivables

Other receivables primarily include rental deposit, VAT refundable, prepayment and income tax refundable. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Property, plants and equipment, net

Property, plants and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification:	Estimated useful life
Machinery & equipment	3 - 10 years
Electronic equipment	5 years
Office equipment	3 - 5 years
Motor vehicles	3 - 4 years
Computer and software	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Bank loans

Bank loans are recognized initially at fair value, net of incidental fees. Incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impairment of long-lived assets

Long-lived assets, including property, plants and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023 and 2022, no impairment of long-lived assets was recognized.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at December 31, 2023, and 2022, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the year ended December 31, 2023 and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company’s revenues are generated from the production and sales of premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products. This performance obligation is satisfied at a point of time and recognized in revenue upon the transfer of control of the goods to the customers

Interest income from banks is recognized when received.

Cost of revenue

The cost of revenue primarily consists of the cost of raw materials, direct labor costs and factory overhead.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were HKD 1,342,000 and HKD1,342,000 for the years ended December 31, 2023 and 2022, respectively.

Value added taxes

The Hong Kong operations are not subject to the value added tax.

For the PRC operations, the PRC export revenue is not subject to VAT. VAT are charged for purchase of materials at 17% of which 13% is refundable.

Revenues are presented net of applicable VAT.

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using HKD as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the owners of the Company divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2022, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (an “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending September 30, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending September 30, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending September 30, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

Concentrations of Risks

(a) Foreign currency risk

A majority of the Group’s revenue and expense transactions are denominated in the functional currency of its subsidiaries.

For the Hong Kong operation, as the HK dollar is pegged to the USD since 1983, and since May 2005, the USD 1 is within the range of HKD 7.75 to HKD 7.85. The management considered that the foreign currency risk for Hong Kong dollar is limited under the pegging arrangement.

For the PRC operations, the RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC government policy may impact the exchange rate between the RMB and HKD in the future. The change in the value of the RMB relative to the HKD may affect the Company’s financial results reported in HKD without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the HKD and RMB. If the RMB depreciates against the HKD, the value of RMB revenues, earnings and assets as expressed in HKD financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2023 and 2022 substantially all of the Company’s cash was held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c) Customer concentration risk

The Company has a high concentration risk. For the year ended December 31, 2023 and 2022, one customer accounted for the Group’s total revenue and the total balance of account receivables for the year ended December 31, 2023 and 2022

(d) Vendor concentration risk

For the year ended December 31, 2023, the five and ten largest vendors accounted for 59% and 79% of the Company’s total purchases respectively. For the year ended December 31, 2022, the five and ten largest vendors accounted for 58% and 77% of the Company’s total purchases respectively.

Note 3 Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	HK$’000	HK$’000	US$’000
Accounts receivable	32,938	31,486	4,031
Allowance for doubtful accounts	-	-	-
Total accounts receivable, net	32,938	31,486	4,031

Note 4 Inventories

Inventories consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	HK$’000	HK$’000	US$’000
Raw materials	5,182	6,171	790
Work in progress	2,715	2,070	265
Finished goods	7,963	5,847	749
Total inventories	15,860	14,088	1,804

Note 5 Prepayment, deposit and other receivables

Prepayment, deposit and other receivables consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	HK$’000	HK$’000	US$’000
Non-current portions:
Rental deposit	-	-	-

Current portions:
Rental deposit	932	1,089	139
VAT refundable	762	961	123
Prepayment	2,813	1,747	224
Income tax refundable	1,459	1,147	147
Other receivables	801	1,073	137
	6,767	6,017	770

Note 6 Property, plants and equipment, net

	December 31, 2022	December 31, 2023	December 31, 2023
	HK$’000	HK$’000	US$’000
Machinery & equipment	2,914	2,831	362
Electronic equipment	27	33	4
Office equipment	2,279	2,193	281
Computer software	-	109	14
Motor vehicles	2,474	2,471	316
Total cost	7,694	7,637	978
Less: Accumulated depreciation	(6,196)	(6,394)	(819)
Net book value	1,498	1,244	159

Depreciation expenses recognized for the year ended December 31, 2023 and 2022 were HKD506,000 and HKD702,000, respectively.

Note 7 Right-of-use assets and operating lease liabilities

As of December 31, 2023, the Company had the following non-cancellable lease contracts:

Description of lease	Term	Imputed interest rate

Director’s quarter, Kowloon, Hong Kong	24 months from May 1, 2023 to April 30, 2025	5.6%
Office, Kowloon, Hong Kong	24 months from January 1, 2023 to December 31, 2024	5.6%
Production plant and administration facility, Shenzhen, PRC	10 years from July 16, 2014 to July 15, 2024	4.3%

The following amounts were recognized in the consolidated balance sheet:

	December 31, 2022	December 31, 2023	December 31, 2023
	HK$’000	HK$’000	US$’000
Right-of-use assets	7,117	3,801	487

Operating lease liabilities
Current	5,626	4,060	520
Non-current	2,552	198	25
	8,178	4,258	545

A summary of lease costs recognized in the Company’s consolidated statement of income and supplemental cash flow information relating to the operating leases is as follows:

	For the year ended December 31
	2022	2023	2023
	HKD’000	HKD’000	US$’000
Amortization charge of right-of use assets	4,862	5,410	693
Right-of-use assets obtained in exchange for operating
lease liabilities	-	-	-
Interest on lease liabilities	469	313	40
Cash paid for operating leases	6,015	6,301	807

Future lease payments as of December 31, 2023 are as follows:

Year ending December 31	HK$’000	US$’000
2024	4,154	531
2025	200	26

Future minimum operating lease payments	4,354	557
Less: Imputed interest	(96)	(12)

Total operating lease liabilities	4,258	545

Note 8 Other payables and accrued liabilities

Prepayment, deposit, and other receivables consisted of the following:

	December 31, 2022	December 31, 2023
	HK$’000	HK$’000	US$’000
Accrued salary	4,650	4,561	585
Income tax payable	-	17	2
Other payables	1,149	2,471	317
	5,799	7,049	904

*The amounts due to non-controlling interest were unsecured, non-interest bearing and repayable on demand.

Note 9 Credit facilities

As of December 31, 2023 and 2022, bank loan consisted of the following:

		December 31
Bank Name	Nature of Loan	2022	2023
		HK$’000	HK$’000
Bank of China (Hong Kong)	Revolving loan(1)	11,000	11,000
Total		11,000	11,000

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest of 2.25% below Hong Kong prime rate and is secured by the Company’s office premise located in Hong Kong; a Hong Kong property jointly owned by Mr. Li and his spouse and a personal guarantee from Mr. Li. This loan was first drawn down on October 22, 2018 and has been rolled over for every six-month period. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. The security charged over the Company’s office premise located in Hong Kong was released since September 29, 2022.

Interest expenses incurred from bank borrowings were HKD396,000 and HKD313,000 for the year ended December 31, 2023 and 2022, respectively. The interest expense represented the weighted average interest rate of 3.6% and 2.8% for the year ended December 31, 2023 and 2022, respectively.

Note 10 Related party balances and transactions

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2022 (HK$’000)	December 31, 2023 (HK$’000)	December 31, 2023 (US$’000)

Mr. Li	Shareholder and director	Advance from a shareholder	Amounts due to related parties	2,855	151	19
Chiu Yat Chung Gary	Senior management	Advance from a senior management	Amount due to related parties	2,262	2,262	290
Total amount due to related parties				5,117	2,413	309

The above amounts are unsecured, non-interest bearing and repayable on demand.

Related party transactions (Guarantees)

The related parties made guarantees to the Company in relation to all the bank borrowings of the Group. Please refer to the Note 9 for details of each guarantee made by the related parties in relation to all the bank borrowings of the Group as of December 31, 2023 and 2022.

Related party transactions (Sale / lease of properties)

The Company entered into the following rental agreement with a related party for a director quarter situated in Hong Kong:

Premise	Relationship with the lessor	Rental payment for the year ended December 31, 2022 (HK$’000)	Rental payment for the year ended December 31, 2023 (HK$’000)	Rental payment for the year ended December 31, 2023 (US$’000)
Director quarter	Lessor is a company owned by Mr. Li and his spouse	600	600	77
Hong Kong office	Lessor is Mr. Li	-	600	77

In December 2022, FIL sold its headquarter and sales office in Hong Kong to Mr. Li, the Company’s Executive Director and sole shareholder, at a consideration of HK$13,880,000. The carrying net book value of the office as of the transaction date was HK$1,349,000, and one-off gain on disposal of the property of HK$12,531,000 was recognized in the income statements of the Group for the year ended December 31, 2022. This gain on disposal of property was regarded as capital gain and classified as a non-taxable income under the tax rule of Hong Kong. The sale consideration of HK$13,880,000 receivable from Mr. Li was offset against the amount due to Mr. Li, and the dividend declared of HK$10,000,000 for the year ended December 31, 2022.

After the disposal of the office, FIL will continue to occupy the office and entered into a lease agreement with Mr. Li to lease this office for an initial term of two (2) years, commencing January 1, 2023, for a monthly rental of HK$50,000.

The related party transactions are determined on an arm-length basis by reference to the market price of the comparable premises.

Note 11 Employee benefits government plan

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Note 12 Income taxes

The provision for income taxes consists of the following:

	For the year ended December 31
	2022	2023	2023
	HK$’000	HK$’000	US$’000
Current tax
- Hong Kong	274	-	-
- Other countries	38	131	17
	312	131	17

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	For the year ended December 31
	2022	2023	2023
	HK$’000	HK$’000	US$’000
Income (loss) before income tax	8,965	(1,331)	(171)

Provision for income taxes at Hong Kong profits tax rates of 16.5%	1,479	-	-
Effect of different tax rates available to different jurisdictions	(355)	131	17
Non-deductible expenses and non-taxable income, net	(812)	-	-
Income tax expense	312	131	17

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

RLHL is incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Fenbo Industries and Able Industries are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 8.25% for the first HK$ 2 million assessable profits and 16.5% for the assessable profits over the first HK$ 2 million.

PRC

Fenbo SZ is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Note 13 Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on September 30, 2022. The authorized number of ordinary shares was 300,000,000 shares with a par value of USD 0.0001 per ordinary share.

For the purpose of undertaking a public offering of the Company’s ordinary shares, the Company performed a series of re-organizing transactions resulting in 10,000,000 shares of ordinary shares outstanding effected on November 18, 2022. On December 1, 2023 the Company closed the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 shares of ordinary shares were issued at the IPO price of $5.00 per share after the offering. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.”

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share.

Note 14 Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	For the year ended December 31
	2022	2023	2023
	HKD’000	HKD’000	US$’000
Basic and diluted loss per share
Numerator:
Net income (loss) for the year attributable to the Company’s ordinary shareholders	8,653	(1,462)	(188)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding	10,000,000	10,084,932	10,084,932

Weighted average number of basic and diluted ordinary shares used in calculating loss per share	10,000,000	10,084,932	10,084,932

Basic and diluted net income (loss) per share (cents)	86.53	(14.50)	(1.86)

Note 15 Commitments and Contingencies

Lease Commitments

The Company entered into leases for production plant in PRC and director’s quarter. Please refer to the Note 7 for the details.

Note 16 Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Note 17 Subsequent Event

Save for that on January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of US$5.00 per share, the Company evaluated all events and transactions that occurred after December 31, 2023, up through the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements.

Item 19. Exhibits

1.1	Memorandum and Articles of Association of the Registrant dated September 30, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
2.1*	Specimen Ordinary share certificate
2.2*	Description of Registered Securities
4.1	Form (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.2	Form of Indemnification Agreement incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.3	Audit Committee Charter (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.4*	Amended Audit Committee Charter
4.5	Nomination Committee Charter (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.6	Compensation Committee Charter (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.7*	Amended Compensation Committee Charter
4.8	Lease Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.9	Employment Letter Agreement with Mr. Li Siu Lun Allan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.10	Employment Letter Agreement with Mr. Li Kin Shing (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.11	Employment Letter Agreement with Mr. Fu Wai Yip (Freddy) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.12	Bank Facility Letter dated September 29, 2022 between Fenbo Industries Limited and Bank of China (Hong Kong) (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.13	Lease Agreement for Factory and Dormitory (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.14	Headquarter Purchase Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
8.1	List of Subsidiaries of Fenbo Holdings Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
11.1	Code of Ethics of Business Conduct and Ethics of the Company (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
11.2*	Insider Trading Policy of the Fenbo Holdings Limited
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*Filed herewith.

** Furnished herewith.

98

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated April 29, 2024	/s/ Li Siu Lun Allan
Li Siu Lun Allan, Chief Executive Officer (Principal Executive Officer) and Executive Director

Dated April 29, 2024	/s/ Li Kin Shing
Li Kin Shing, Executive Director

Dated April 29, 2024	/s/ Fu Wai Yip (Freddy)
Fu Wai Yip (Freddy), Chief Financial Officer (Principal Financial and Accounting Officer)

99