Form 20-F
period 2024-12-31
Fenbo Holdings Ltd
filed 2025-05-14
CIK 1957001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Huang Hongwu, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +(852) 2343 3328

Email: huanghongwu@fenbo.com

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

11,062,500 Ordinary Shares, $0.0001 par value, at December 31, 2024

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

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section titled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

For the purpose of undertaking a public offering of our Ordinary Shares (the “Public Offering”), we engaged in a series of re-organizing transactions effective November 18, 2022, that resulted in 10,000,000 Ordinary Shares being held by Luxury Max Investments Limited (“LMIL”), which ownership has been retroactively restated to the beginning of the first period presented herein.

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. For the purpose of presenting the financial statements of our Operating Subsidiary, Fenbo Plastic Products Factory (Shenzhen) Ltd., for which the functional currency is the RMB, the Company’s assets and liabilities are expressed in Hong Kong dollars at the exchange rate on the balance sheet date, which is 0.9424, 0.9126 and 0.8866 as of December 31, 2024, December 31, 2023 and December 31, 2022 respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the year, which is 0.9233, 0.9070 and 0.8642 for the financial years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

This Annual Report also contains translations of Hong Kong dollars into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made at US$0.12874 to HK$1, the exchange rates set forth in the statistical releases of the Federal Reserve Board on December 29, 2024. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group,” “FHL” and the “Company” refer to Fenbo Holdings Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Rich Legend Holdings Limited (“RLHL”), incorporated in the British Virgin Islands; (ii) Fenbo Industries Limited (“FIL”), incorporated in Hong Kong; (iii) Able Industries Ltd. (“AIL”), incorporated in Hong Kong; and (iv) Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”), incorporated in the PRC (“China” or the “PRC”) (FIL, AIL and FPPF, collectively, are referred to herein as the “Operating Subsidiaries”).

“Initial Public Offering” or “IPO” refers to the closing on December 1, 2023 of our initial public offering of 1,000,000 Ordinary Shares at a public offering price of $5.00 per share for total gross proceeds of $5,000,000 along with the closing on January 16, 2024 on our underwriter’s partial exercise of its over-allotment option pursuant to which it purchased an additional 62,500 Ordinary Shares at $5.00 per share for additional gross proceeds to us of $312,500. On November 30, 2023, we commenced the listing of our Ordinary Shares on the Nasdaq Capital Market under the ticker symbol “FEBO.”

References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “RMB” are to Chinese Renminbi and “HKD” or “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong.

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

Risks Related to Our Business and Corporate Structure

We have continually suffered losses from operations, and we may not be able to sustain profitability.

Our losses from operations for the years ended December 31, 2022, 2023 and 2024 were HK$2.5 million, HK$0.4 million and HK$14.4 million, respectively. The decrease in loss from operations of HK$2.1 million during the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to an increase in gross profit of HK$3.3 million. However, revenue for the year ended December 31, 2023 remained the same as the prior year and general and administrative expenses increased by HK$1.2 million during the year ended December 31, 2023. The increase in loss from operations of HK$14 million during the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to an increase in general and administrative expenses of HK$16.5 million, which was due mainly to an increase in legal and professional fees (including a marketing consultancy fee paid) and staff costs as a result of the expansion in the Group’s business during the fiscal year ended December 31, 2024.

If we fail to generate sufficient revenues to operate profitably on a consistent basis or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company, and we rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the BVI, PRC, Hong Kong and the Cayman Islands. Our Operating Subsidiaries are permitted under the respective laws of China and Hong Kong to provide funding to us through dividends without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or the Hong Kong government on the ability to transfer cash. In addition, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

After investors’ funds enter FHL, the funds can be directly transferred to RLHL, which can then directly transfer the funds to AIL and FIL, and FIL can then transfer the funds to FPPF. If the Company intends to distribute dividends, FPPC will transfer the dividends to FIL in accordance with the laws and regulations of the PRC and FIL will then transfer the funds to RLHL, and/or AIL will transfer the funds to RLHL in accordance with the laws of Hong Kong. RLHL will then transfer the funds to FHL and FHL will then distribute the dividends to all of its shareholders respectively in proportion to the Ordinary Shares they hold in accordance with the laws and regulations of the Cayman Islands, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

Under the laws of the Cayman Islands and our Articles of Association, our Company is permitted to provide funding to its subsidiaries through loans or capital contributions, provided that such funding is in the best interest of our Company. Our Board of Directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely, that the Company may only pay dividends out of profits or share premium and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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

Under PRC laws, rules and regulations, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of their registered capital. As of December 31, 2024, these restricted assets totaled approximately HK$2,806,000 (US$361,000). However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Neither the Company nor any of its Operating Subsidiaries has paid dividends or made distributions to U.S. investors. No funds have been transferred by the holding companies to the Operating Subsidiaries for the fiscal years ended December 31, 2024, 2023 or 2022, and through the date of this Annual Report, to fund their business operations. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Operating Subsidiaries via capital contribution or shareholder loans, as the case may be.

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

With regards to our corporate structure, any funds we may transfer to our PRC Operating Subsidiary, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China, regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our PRC Operating Subsidiary are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, any foreign loan procured by our PRC Operating Subsidiary is required to be registered with SAFE, and such loan also is required to be registered with the National Development and Reform Commission (“NDRC”). We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC Operating Subsidiary. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing our PRC Operating Subsidiary’s operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which could harm the trading price of our Ordinary Shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Ordinary Shares.

We have identified material weaknesses in our internal control over financial reporting in the Company and in its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we determined that we have the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; and (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines. In addition, we do not have a qualified CFO, with US GAAP accounting knowledge and significant experience working in U.S. listed companies on financial reporting, in place to oversee our financial reporting, and we currently rely on external consultants regarding financial reporting functions.

Although we currently have an audit committee comprised of three independent directors, one of whom management has determined qualifies as a financial expert under the applicable SEC rules, and our financial statements and footnotes are now reviewed by our management and our audit committee, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether our internal controls are sufficient and any remedial actions required could result in our incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are an “emerging growth company” or for as long as we are not an accelerated filer under Rule 12b-2 under the Securities Exchange Act of 1934, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be exempt from the auditor attestation requirement for an indefinite amount of time even after we lose our status as an emerging growth company, an independent assessment of the effectiveness of our internal control over financial reporting, if obtained, could detect problems that our audit committee’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Related to Doing Business in the People’s Republic of China and Hong Kong

A downturn in the Hong Kong, China or global economy, or a change in economic and political policies of China, could materially and adversely affect our Operating Subsidiaries’ business and financial condition.

Our Operating Subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on our PRC Operating Subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customer’s and potential customers’ businesses and have a negative impact on our Operating Subsidiaries’ businesses, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The PRC government may exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules and enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs concerning the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Company is a holding company, and we conduct our operations through our Operating Subsidiaries in Hong Kong and the PRC. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to them or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our Operating Subsidiaries’ current policies and practices. Compliance with new laws, regulations and other government directives in China may also be costly, and such compliance or any associated inquiries or investigations or any other government actions may:

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

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Operating Subsidiaries’ cost of operations.

The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Operating Subsidiaries’ ability to conduct their operations could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and our Ordinary Shares could decrease in value or become worthless.

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

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and then President Trump signed an executive order and the Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographic size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The imposition of tariffs and export restrictions, including the resulting trade wars and other trade barriers, have resulted in the cancellation of a substantial number of orders and a delay or reduction in further orders from our sole customer, Spectrum Brands, which has had a material adverse effect on our business and results of operations.

On February 1, 2025, President Trump imposed a 10% tariff on goods from Hong Kong targeting imports originating from the PRC. On April 2, 2025, President Trump declared that foreign trade and economic practices had created a national emergency under the International Emergency Economic Powers Act of 1977 (the “IEEPA”) and imposed across-the-board tariffs on all countries, along with individual reciprocal higher tariffs for certain countries, subject to certain exceptions. On April 9, 2025, the U.S. imposed a 145% tariff on Chinese goods that enter the U.S., together with a range of additional duties on other global trade partners. China retaliated by imposing a 125% tariff on U.S. goods entering China. On May 11, 2025, the U.S. and China reached an agreement whereby the 145% tariff imposed by the U.S. on Chinese goods was reduced to 30% and the 125% tariff imposed by China on U.S. goods was reduced to 10%, both for a period of 90 days. There is uncertainty as to what the level of the tariffs will be after that 90-day period.

Our sole customer is Spectrum Brands, a U.S. corporation headquartered in the U.S. We do not have a long-term agreement with Spectrum Brands and their purchases are made on an order-by-order basis.

Our products are manufactured in China and would, therefore, be subject to the applicable U.S. tariff imposed on goods manufactured in China. The imposition by the U.S. of the 145% tariff resulted in the cancellation by Spectrum Brands of a substantial number of its orders and a delay or reduction in further orders.

Based on the uncertainty regarding the continued imposition of tariffs and the percentages of such tariffs, it is difficult to predict the full impact of the tariffs on our business operations and what steps to take to mitigate such impacts. However, in order to commence mitigation of the adverse effects of the tariffs on our operations, we are exploring the possibility of closing our factory, which is located in China, and establishing a factory in another country. Unless the tariff situation improves to our satisfaction, we anticipate the closure of our current factory and establishment of a new factory to be accomplished within the next 12 months.

Moreover, tariffs in general could increase the cost to us of manufacturing our products as well as the cost to our U.S. customer of importing our products. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on overall consumer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business or our results of operations, as well as the financial condition of our customer, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company is located in China or in Hong Kong, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange

The Holding Foreign Countries Accountable Act, as amended, (the “HFCAA”) prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for two consecutive years beginning in 2021. On December 16, 2021, the PCAOB issued the Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (i) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC (the “SOP”). Pursuant to the SOP, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB’s having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

Although our current independent registered public accounting firm, SR CPA & Co., is headquartered in Hong Kong, based on the PCAOB’s current position and China’s compliance with the SOP, we do not expect to be affected by the HFCAA at this time. However, if authorities in Hong Kong were to take a position in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Hong Kong and if such lack of inspection were to extend for the requisite period of time under the HFCAA, the PCAOB may issue new determinations based on its inability to inspect or investigate completely registered public accounting firms headquartered in Hong Kong because of a position taken by an authority in that jurisdiction. If that were to happen, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange, including Nasdaq, and in the over-the-counter trading market. In addition, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through its inspections, and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including two of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses - secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under the HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If any of our Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Our business depends on our ability to collect, use, maintain and otherwise process data, including personal data, relating to the production of our products, the engineering and design of new products and product lines and sales and marketing efforts. Any limitation imposed on our collection, use, maintenance or other processing of this data could significantly diminish the value of our Company and cause us to lose revenue. Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any other regulations, legislation or self-regulations relating to data protection, data privacy, cybersecurity, e-commerce and advertising may entail significant expenses. Uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations could also threaten our ability to collect, use, maintain and otherwise process this data which, in turn, could materially harm our business and subject us to significant costs and legal liability for non-compliance.

Our Operating Subsidiaries’ business and operations in Hong Kong are subject to data privacy related laws and regulations. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest.

The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems it fit to do so.

If our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution. Based on advice of counsel, we believe we have established the necessary protocols and data collection standards to ensure compliance with the PDPO.

Moreover, the increase in attention to and regulation of data protection, data privacy and cybersecurity across the globe in recent years will require us to further devote resources and incur additional costs associated with compliance. Although we strive to comply with applicable laws and regulations regarding data protection and data privacy and to inform our suppliers and customer of our business practices, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data collection, use, maintenance and other processing practices or that it may be argued that our practices do not comply with Hong Kong’s Personal Data (Privacy) Ordinance. Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we do business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well as the need to implement any changes due to newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged.

We are incorporated under the laws of the Cayman Islands and are subject to its Data Protection Act, which regulates our collection and processing of personal data of our investors.

We collect, process and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2021 Revision, of the Cayman Islands, as amended from time to time, as well as any regulations, codes of practice or orders promulgated pursuant thereto (the “DPA”). We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller.” By virtue of your investment in the Company, we and certain of our third-party service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified. Your personal data will be processed fairly and for lawful purposes, including: (i) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request; (ii) where the processing is necessary for compliance with any legal, tax or regulatory obligations to which we are subject; or (iii) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. We anticipate that we will share your personal data with our third-party service providers for certain purposes. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions, or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and with parties to litigation (whether pending or threatened) in any country or territory, including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of any third-party service providers could harm our reputation and subject us to significant liability.

We are fully aware that cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, as well as nation-state and nation-state-supported actors. Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the Covid-19 pandemic.

On April 16, 2024, our Board of Directors approved the authorization of an amendment to the Company’s Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our Company’s organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into Board governance. See “Item 16J. Cybersecurity.”

In addition, because we may utilize a third-party contractor to provide these services to us, including cloud, software, data center and other critical technology, to collect and maintain personal data on our shareholders, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our or our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures or a breach of a software or system could result in the compromise of the confidentiality, integrity or availability of the data housed. We cannot guarantee that any cybersecurity incidents will not occur and adversely affect our shareholders. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, we may also become liable in the event our or our third-party service providers are subject to security breaches, privacy breaches or other cybersecurity threats. This could expose us to a risk of litigation, indemnity obligations and damages, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and fines and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such cybersecurity attack or other security breach or incident and to implement additional security measures.

We currently do not maintain cybersecurity insurance, and in the event that we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause our Ordinary Shares to significantly decline in value or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or the “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may in the future collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) two of our Operating Subsidiaries are incorporated and located in Hong Kong and the other Operating Subsidiary is incorporated and located in mainland China; and (ii) we have an Operating Subsidiary engaged in business operations in mainland China, we currently may expect the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law to apply to our Operating Subsidiaries.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. On February 17, 2023, the CSRC also issued the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Notice”). Pursuant to the Trial Measures and the CSRC Notice, among other things, (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, must complete certain filing procedures with the CSRC within three working days following its submission of an initial public offering or listing application; and (ii) domestic companies which have already, directly or indirectly, offered and listed securities in overseas markets prior to the effectiveness of the Trial Measures are required to fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market. If the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (ii) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

These statements and regulatory actions are new, and it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review before listing in the United States or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review in the future. If it is determined that we should have filed with the CSRC pursuant to the Trial Measures, we could be subject to penalties and/or could be required to obtain approval from the CSRC of our overseas listing or to delist our securities. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition, may hinder our ability to offer or continue to offer Ordinary Shares to investors and may cause our Ordinary Shares to significantly decline in value or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause our Ordinary Shares to significantly decline in value or become worthless. As of the date of this Annual Report, and based on the advice of our PRC counsel, Sundial Law Firm, we believe that we are in full compliance with the rules and regulations promulgated by the CAC and CSRC and associated policies as issued to current date.

These recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert greater oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause such securities to significantly decline in value or become worthless.

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

Based on the advice of PRC counsel, Sundial Law Firm, and our understanding of currently applicable PRC laws and regulations, the Company and its PRC subsidiary: (i) are not currently required to obtain permissions from any PRC authorities to operate or to issue securities to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities. In addition, FIL, our Hong Kong subsidiary that owns 100% of the outstanding shares of FPPL, is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions come into effect and are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Given the current PRC regulatory environment, it is uncertain whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and if such permission is required, whether it will be denied or later rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our recent IPO from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

Risks Related to Our Operating Subsidiaries’ Business Operations

We rely on one customer, and if we fail to retain this customer or attract new customers, our business, financial condition, results of operations and growth prospects will be harmed.

We rely on one customer who contributed approximately 100% of our total revenues for the fiscal years ended December 31, 2024, 2023 and 2022. We do not have a long-term agreement with our key customer and their purchases are made on an order-by-order basis. Our business with this customer has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our sole customer is not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customer’s level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in our customer’s business strategies, operational needs and product portfolio, as well as consumer trends. The loss of our sole customer, our inability to attract new customers or a decrease in our existing customer’s spending on the products we offer or failure to make repeat purchases of our products, would harm our business, financial condition, results of operations and growth prospects.

Our sole customer may take actions that adversely affect our gross profit and operating results.

We are dependent upon our one key customer whose bargaining strength is substantial and growing. We may be negatively affected by changes in their policies, such as price and term demands, special packaging, shorter lead times for the delivery of products, smaller and more frequent shipments or other conditions. If we do not effectively respond to these demands, this customer could decrease its purchases from us and a reduction in the demand for our products or the costs of complying with their business demands could have a material adverse effect on our business, operating results and financial condition.

Our ability to deliver products to our sole customer in a timely manner and to satisfy our customer’s fulfillment standards is subject to several factors, some of which are beyond our control.

Our sole customer places great emphasis on timely delivery of our products for specific selling seasons, especially during our third fiscal quarter, and on the fulfillment of consumer demand throughout the year. We cannot control all of the various factors that might affect our product delivery. Production delays, difficulties encountered in shipping from overseas, customs clearance delays and operational issues with any of the third-party logistics providers we use are on-going risks of our business. Accordingly, we are subject to risks, including labor disputes, inclement weather, public health crises (such as pandemics and epidemics), natural disasters, possible acts of terrorism, port and canal backlogs and blockages, availability of shipping containers and increased security restrictions associated with the carriers’ ability to provide delivery services to meet our shipping needs. These risks have been exacerbated by surges in demand and shifts in shopping patterns related to COVID-19, which has resulted in carrier-imposed capacity restrictions, carrier delays and longer lead times for our products. Failure to deliver products to our key customer in a timely and effective manner could damage our reputation and result in the loss of our key customer or reduced orders, which could have a material adverse effect on our business, operating results and financial condition.

To compete successfully in the global marketplace, we must develop and introduce innovative new products to meet changing consumer preferences.

Our long-term success in the competitive personal care electric appliance industry depends on our ability to develop and commercialize a continuing stream of innovative new products that meet changing consumer preferences and take advantage of opportunities sooner than our competition. We face the risk that our competitors will introduce innovative new products that compete with our products. There are numerous uncertainties inherent in successfully developing and commercializing new products on a continuing basis and new product launches may not deliver expected growth in sales or operating income. If we are unable to develop and introduce a continuing stream of competitive new products it may have an adverse effect on our business, operating results and financial condition.

Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for their business activities in multiple jurisdictions and related to residents.

In accordance with the relevant laws and regulations in the PRC, our PRC Operating Subsidiary is required to maintain various approvals, licenses and permits to operate its business, including, but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

Our PRC Operating Subsidiary may be subject to a large number of regulatory measures imposed by various governmental entities in the PRC as follows: (i) Regulations Relating to Competition; (ii) Electronic Commerce Law; (iii) Regulations Relating to Intellectual Property: Copyright, Trademark, Patent and Domain Name; (iv) Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to their PRC Subsidiaries; (v) Regulations Relating to Foreign Exchange; (vi) Regulations Relating to Dividend Distributions; (vii) Regulations Relating to Overseas Listings; (viii) Regulations Relating to Employment; (ix) Regulations Relating to Customer Rights Protection; and (x) Regulations Relating to Tax: Income Tax, Value-Added Tax. As of the date of this Annual Report, our PRC Operating Subsidiary has received all necessary governmental approvals and licenses for operations in the PRC and has not been denied any such licenses or approvals.

Moreover, our Operating Subsidiaries are also subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety and may be adversely affected by new and changing laws and regulations. They are required to adopt measures to control the discharge of polluting matters, toxic substances or hazardous substances and noise at their facilities in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of their employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations and policies in the personal care electric appliance industry could impose new restrictions or prohibitions on their current practices. Our Operating Subsidiaries may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on their business, financial condition, results of operations and prospects.

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

We are subject to U.S. and foreign regulations, including environmental, health and safety laws, and industry-specific product certifications. The products we sell are subject to product safety laws and regulations in various jurisdictions. These laws and regulations specify product safety testing requirements and set product identification, labeling and claim requirements.

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

Product defects or other quality issues can occur throughout the product development, design and manufacturing processes. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our Operating Subsidiaries’ operations and the operations of their customers, suppliers and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe or new and more deadly variants occur resulting in more stringent regulatory measures being taken, such as complete lockdowns, our Operating Subsidiaries may be forced to close down their businesses after any prolonged disruptions to their operations, and our Operating Subsidiaries may experience a termination of certain of their contracts by their customer. In such event, our Operating Subsidiaries’ operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, if any of our Operating Subsidiaries’ employees are suspected of having contracted COVID-19, some or all of such employees may be quarantined, and our Operating Subsidiaries will be required to disinfect their workplaces and facilities. In the event that our Operating Subsidiaries’ employees are placed under quarantine orders, our Operating Subsidiaries may face a shortage of labor and their operations may be severely disrupted. Our Operating Subsidiaries’ revenue and profitability may also be materially affected if the COVID-19 outbreak or new outbreaks continue to materially affect the overall economic and market conditions in Hong Kong or China, as the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our Operating Subsidiaries’ business and operations. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Global climate change and related legal and regulatory developments could negatively affect our business, results of operations, liquidity and financial condition.

The effects of climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, such as droughts, heat waves, flooding, wildfires, increased storm severity, sea level rise and power outages or shortages, particularly in certain regions in which we operate, may materially adversely impact our business. China, where our manufacturing operations are conducted, is presently undergoing the worst heat wave in 60 years while also contending with a prolonged drought drying up reservoirs and crippling hydropower stations. This has resulted in power shortages and factories having to cease or limit their production operations. While the Company has not experienced any disruptions in the operations of its manufacturing operating subsidiary, any such disruptions could have a material adverse effect on its business, operations, liquidity and financial condition.

An economic downturn may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The war in Ukraine, conflicts in the Middle East and shipping disruptions in the Red Sea could materially and adversely affect our business and results of operations.

The uncertainties regarding the effects and duration of global hostilities, including the recent outbreak of war in Ukraine, the Israel---Gaza and Hezbollah conflict and any associated military campaigns have affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of these conflicts could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the business of our sole customer, even though we do not have any direct exposure to Russia or the adjoining geographic regions. In addition, Russia and Ukraine are major exporters of critical minerals needed for semiconductors, which could have a significant negative impact on us and on our sole customer. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control. Moreover, the recent armed conflict between Israel and Hamas is highly unpredictable, and this conflict could lead to further significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, political and social instability and increases in cyberattacks and espionage. Prolonged unrest, intensified military activities or more extensive sanctions impacting the affected regions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, recently there have been shipping disruptions in the Red Sea and surrounding waterways due to attacks on marine vessels by the Houthi movement which controls part of Yemen. These disruptions may impact our ability to distribute our products to our customers in a cost-effective and timely manner and to meet our customer’s demands, all of which could have an adverse effect on our financial condition and results of operations.

Our Operating Subsidiaries rely on our management team and employees in their business.

Our experienced executive directors and senior management team are one of the key factors contributing to our Operating Subsidiaries’ success. Their extensive experience and knowledge of the personal care electric appliance industry help formulate and implement business strategy and foster growth of our Operating Subsidiaries’ business. Particularly, we rely on our Executive Director, Mr. Li Siu Lun Allan, in the overall management, strategic planning and development and daily operation of our Operating Subsidiaries. The loss of services of Mr. Li or of other senior management members without timely and suitable replacement may cause disruption or loss of our Operating Subsidiaries’ business operations and prospects. Please refer to Item 6. “Directors, Senior Management and Key Employees” in this Annual Report for details about the experience and roles of our Executive Directors, Independent Non-Executive Directors and senior management.

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

Most of our Operating Subsidiaries’ sales are settled in USD. Our Operating Subsidiaries currently do not have a foreign currency hedging policy. For the fiscal year ended December 31, 2024, our Operating Subsidiaries did not record any foreign exchange gain or loss. For the fiscal year ended December 31, 2023, our Operating Subsidiaries recorded a net foreign exchange gain of approximately HK$213,000. For the fiscal year ended December 31, 2022, our Operating Subsidiaries did not record any foreign exchange gain or loss. Significant volatility in foreign exchange rates may negatively affect our results of operations and other comprehensive income.

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

The credit risk exposure of our Operating Subsidiaries mainly arises from trade receivables from our customers. As of December 31, 2024, 2023 and 2022, our Operating Subsidiaries’ accounts receivable amounted to approximately HK$37,342,000, HK$31,486,000 and HK$32,938,000, respectively, which represented approximately 38.7%, 30.6% and 41.2% of total assets, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, our Operating Subsidiaries did not record any impairment/reversal of accounts receivables. However, our Operating Subsidiaries are still subject to the credit risk of their customers and their liquidity is dependent on their customers making prompt payments.

Furthermore, our Operating Subsidiaries’ suppliers generally offer them a credit period of 30 days to 60 days, while our Operating Subsidiaries generally grant their customers a credit period ranging from 30 days to 90 days. The longer credit period granted to our Operating Subsidiaries’ customers compared to that offered by their suppliers indicates a potential risk of a possible cash flow shortage, which may affect the liquidity of their business. In the event that our Operating Subsidiaries experience a cash flow shortage when their customers do not make settlements on a timely manner, the financial position, profitability and cash flow of our Operating Subsidiaries may be adversely affected.

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

Our personal care electric appliance products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

Risks Related to Our Securities

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

On January 16, 2025, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (the “Nasdaq Notification”) notifying us that we are not in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), which require that Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end (the “Annual Meeting Requirement”), because we did not hold an annual meeting of shareholders within twelve months of our December 31, 2023 fiscal year end. The notification received had no immediate effect on our Nasdaq listing. In accordance with Nasdaq rules, we have 45 calendar days, or until March 3, 2025 to submit a plan to regain compliance with the Annual Meeting Requirement.

If our Ordinary Shares are delisted from Nasdaq, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	decreased ability to issue additional securities or obtain additional financing in the future.

In addition, as long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares

As of the date of this Annual Report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

As of the date of this Annual Report, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. We are also currently not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, including the NYSE, Nasdaq or any of the Nasdaq Markets. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our recent IPO from the CSRC or other PRC governmental authorities. However, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue to list on a U.S. exchange, which would materially affect the interest of our investors.

In response to recent data security concerns arising from overseas listings of Chinese internet companies operating in the PRC, on January 4, 2022, the Cyberspace Administration of China (the “CAC”) issued revised measures to expand the types of businesses and circumstances that would require cybersecurity review by the CAC. We believe that we may be directly subject to these regulatory actions or statements as our Operating Subsidiaries’ business involves the collection of user data and may implicate cybersecurity and involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact any such modified or new laws and regulations will be on our Operating Subsidiaries’ daily business operations or our ability to accept foreign investments and list on a U.S. exchange. For further information, see “Risks Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong.”

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

Additionally, we could be subject to various government and regulatory interference in the regions in which we operate, which could result in a material change in our operations and the value of the securities. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must now apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” As confirmed by our PRC counsel, Sundial Law Firm we currently are not subject to cybersecurity review with the CAC to conduct business operations in China, given that: (i) we are not the “operator of critical information infrastructure” or “online platform operator;” (ii) we do not possess a large amount of personal information in our business operations; and (iii) as of the date of this Annual Report, we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning or sanction in such respect.

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

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or objection from the CSRC with respect to the listing of our Ordinary Shares and, in the opinion of our PRC legal counsel, Sundial Law Firm, the filing requirements under the Trial Measures do not apply to the Company since: (i) the revenue, total profit, total assets or net assets of FPPF was less than 50% of that of the Company in total for the fiscal years ended December 31, 2023 and 2022; and (ii) the majority of senior management are non-PRC citizens and reside in Hong Kong.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for our recent IPO or future offerings. If we inadvertently concluded that such approvals were not required, our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause our Ordinary Shares to significantly decline in value or become worthless. We may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines or penalties, limit our operations in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

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

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of our securities on Nasdaq. In general, Nasdaq may use such discretion to deny initial listings, apply additional or more stringent criteria for the initial or continued listings of particular securities or suspend or delist particular securities based on any event, condition or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listings or to apply additional and more stringent criteria in certain instances, including but not limited to where: (i) the company engaged an auditor that has not been subject to inspection by PCAOB, an auditor that the PCAOB cannot inspect or an auditor that has not demonstrated sufficient resources, geographic reach or experience to adequately perform the company’s audit; (ii) the company planned a small public offering, that would result in insiders holding a large portion of the company’s listed securities; and (iii) the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations or members of the board of directors or management. If any such concerns should apply to us, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing of our Ordinary Shares.

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

Moreover, the stock market has recently experienced extreme price and volume fluctuations. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Ordinary Shares. Price volatility may be greater if the public float and trading volume of our Ordinary Shares is low. Furthermore, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class-action litigation following periods of volatility in the market price of their securities. We may be the target of this type of litigation in the future, which could result in substantial costs, divert management’s attention and resources and harm our business, financial condition and results of operations.

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

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, the return on an investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which an investor may have purchased our shares. An investor may not realize a return on their investment in our Ordinary Shares and may even lose their entire investment.

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

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024 In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs incur as a result of becoming a public company or the timing of such costs.

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

Our Executive Directors, together, have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

LMIL, our controlling shareholder, is beneficially owned by Mr. Huang Hongwu (60%), our Chairman, President, Executive Director and Chief Executive Officer, and Ms. Wang Xuefei (40%), our CFO, Treasurer and Executive Director. Their combined direct ownership of 100.00% of LMIL results in their controlling approximately 72.3% of our issued and outstanding Ordinary Shares. Accordingly, as our controlling shareholders, they could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholders may differ from the interests of our other shareholders. Without the consent of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see Item 7. “Major Shareholders and Related Party Transactions.”

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

As of the date of this Annual Report, we have 11,062,500 Ordinary Shares issued and outstanding, 3,062,500 of which are freely tradable. The remaining 8,000,000, which are owned by our controlling shareholder, may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Fenbo Holdings Limited (the “Company,” “we” or “FHL), is the holding company of our Operating Subsidiaries, Able Industries Limited (“AIL”), Fenbo Industries Limited (“FIL”) and Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”). Through our Operating Subsidiaries, we represent over 30 years of experience producing premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products to overseas markets.

Our operating history began in 1993 when FIL was founded in Hong Kong by Mr. Li Kin Shing as a toy manufacturer and distributor. As the toy market deteriorated, he founded AIL in 2005 in Hong Kong and shifted our operations to the manufacture and sale of personal care electric appliances. Our manufacturing subsidiary, FPPF, located in Guangdong, PRC, was formed in the PRC in 2010 and is capable of producing over three million units per year. We currently act as an original equipment manufacturer (“OEM”) of certain personal care electric appliances.

Recent and Other Developments

Nasdaq Deficiency. On January 16, 2025, we received notification from Nasdaq that we were not in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), which require that Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end (the “Annual Meeting Requirement”), because we did not hold an annual meeting of shareholders within twelve months of our December 31, 2023 fiscal year end. The Nasdaq Notification had no immediate effect on our Nasdaq listing. It stated that, in accordance with Nasdaq rules, we had 45 calendar days, or until March 3, 2025, to submit a plan to regain compliance with the Annual Meeting Requirement and, if Nasdaq accepted our plan, it could grant an exception of up to 180 days from the fiscal year end, or until June 30, 2025, for us to regain compliance.

We held our 2023 annual general meeting on April 24, 2025, and have regained compliance with the Nasdaq rules.

Change in Control. On November 29, 2024, Luxury Max Investment Limited (“LMIL”), our controlling shareholder, and Mr. Li Kin Shing, the sole officer, director and shareholder of LMIL, entered into two definitive securities purchase agreements (the “Purchase Agreements”) with Mr. Hongwu Huang, our Chairman, Executive Director and Chief Executive Officer, and Ms. Xuefei Wang, our Chief Financial Officer and Executive Director, respectively. Pursuant to the Purchase Agreements, Mr. Li Kin Shing sold 60% of his interest in LMIL to Mr. Huang and 40% of his interest to Ms. Wang. Mr. Li concurrently resigned all of his positions with LMIL and the Company. LMIL is the owner of record of 8,000,000, or 72.3%, of the Company’s outstanding Ordinary Shares. By virtue of the Purchase Agreements, Mr. Huang and Ms. Wang, together, own 100% of LMIL and share voting and dispositive control over 72.3% of our issued and outstanding Ordinary Shares.

The Purchase Agreements contained customary representations, warranties and agreements of LMIL and the purchasers, as well as customary indemnification rights and obligations of the parties. The Purchase Agreements are filed as Exhibits 99.1 and 99.2 to our Report on Form 6-K filed with the SEC on December 6, 2024.

Investment in a U.S. Artificial Intelligence Focused Fund. On August 29, 2024, we announced that the Company had entered into a subscription agreement to make an initial $150,000 strategic investment in a U.S. Artificial Intelligence (“AI”) focused investment fund (the “Fund”). The Fund specializes in making direct venture capital investments in early-stage and growth-stage private technology companies, with a particular emphasis on financial technology (FinTech), blockchain/web3 and enterprise technology, based upon a belief that AI represents a greater investment opportunity than the internet did at its inception and that AI is a must-do investment opportunity.

The Board believes that the Fund’s focus on AI-driven technologies aligns with the Company’s vision for the future of enterprise software and that, by investing in the Fund, the Company may gain access to a curated portfolio of innovative startups as well as the potential guidance of industry experts, which will assist the Company in identifying and evaluating AI solutions that may improve its products, customer experiences and business outcomes.

A copy of the press release issued by the Company with respect to the investment is attached as Exhibit 99.1 to our Report on Form 6-K filed with the SEC on September 3, 2024.

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

Therefore, as a result of the Reorganization, the private placement and the change in control described above, (i) LMIL, which is 100% owned by Mr. Hongwu Huang and Ms. Xuefei Wang, owns 72.32% of our Company; (ii) our Company is a holding company and owns 100% of RLHL; (iii) RLHL owns 100% of FIL and AIL; and (iv) FIL owns 100% of FPPF. We do not utilize a variable interest entity (“VIE”) structure.

Initial Public Offering. On December 1, 2023, we closed on our IPO of 1,000,000 Ordinary Shares at a public offering price of $5.00 for total gross proceeds of $5,000,000 and on January 16, 2025, we closed on the sale of an additional 62,500 Ordinary Shares pursuant to the partial exercise of the underwriter’s over-allotment option for additional gross proceeds of $312,500. On November 30, 2023, we commenced the listing of our Ordinary Shares on the Nasdaq Capital Market under the ticker symbol “FEBO.” The primary reason for our IPO and listing on the Nasdaq Capital Market was to allow us to raise funds to strengthen our market position and to further expand our market share. We are using the proceeds from the IPO for: (i) expansion of our production capacity and capability; (ii) strengthening engineering, research and development capability; (iii) penetrating and further expanding into new and existing geographic markets; (iv) general working capital; and (v) payment of advisory fees.

Organization Chart

The following chart sets forth our corporate structure as of the date of this Annual Report:

A description of our subsidiaries is set out below.

AIL - As the marketing arm for the Group, AIL is responsible for all sales and marketing efforts. As of December 31, 2024, AIL employed one employee.

FIL - Is responsible for the overall management of the Operating Subsidiaries. As of December 31, 2024, FIL employed a total of seven employees.

FPPF - Is responsible for the production of all of the Company’s products, and its engineering and design department conducts in-house design and research functions for the development of new products and product lines. As of December 31, 2024, FPPF employed a total of 266 employees.

Industry and Market Overview

The following overview is based on an Independent Market Research Report prepared for the Company by Frost & Sullivan in 2024.

As reported by Frost & Sullivan, the global market size of personal care beauty appliance / hair styling tools, which is measured by retail price, increased from approximately US$26.9 billion to US$32.4 billion from 2016 to 2021, representing a CAGR of 3.8%. The burgeoning demand for hair care appliances was attributable to the adverse effects shown by the chemical-based hair styling process. The popularity of compact, portable and travel size designs of hair styling tools also contributed to the market growth.

Looking forward, the increasing awareness of adverse chemical treatment reactions, including a recent study from the National Institute of Health indicating that women who used chemical hair straightening products were at higher risk for uterine cancer compared to women who did not report using these products, continues to boost demand for personal care beauty appliances and the adoption of smart styling tools is on the rise. Furthermore, increased consciousness about personal grooming and aesthetic appeal coupled with rising preference for easy-to-use and low-cost grooming and beauty devices is also likely to augment the products’ demand in the future. With the advancements in technologies, personal care beauty appliances have become extremely handy and offer different features such as better battery life, digital displays, multi-tasking, anti-bacterial and others. Furthermore, the overall cost of these products has decreased due to reduced cost of manufacturing and surged demand from middle-income households.

The global hair styling tool market is expected to continuously increase at a CAGR of 3.7% to reach US39.0 billion in 2026.

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

Going forward, the average monthly wage of employed persons in manufacturing industry, including production and equipment operator, professional technician and managerial staff, are expected to grow at a slower trend at a CAGR of 7.1%, 7.7% and 6.6% respectively, owing to the increasing amount of labor entrants, resulting in a stable growth of wage.

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

Barriers to Entry.

R&D Capabilities. R&D capabilities are the technical abilities to discover, develop, or scale marketable solutions. Strong R&D capabilities allow existing market participants to have an improved type of business process, lower marginal costs or increase marginal productivity. In view of the evolving market landscape, regular upgrade and innovation of products is another competition focus. Fast-changing technical requirements further heighten the needs for R&D capabilities. Therefore, a lack of strong R&D capabilities will prevent new market entrants from entering this industry.

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

Research and Development

The engineering and design department of the Group conducts in-house design and research for the purposes of developing new product lines for the Group. From time to time, our engineering and design department develops innovative product designs and features around the core parameters of creativity, reliability, safety and commercial viability. Our research and development activities also include (i) development and standardization of production techniques and procedures; (ii) working with customers to resolve specific problems with customers’ designs and requirements; and (iii) experiment on project bases for calibration and optimization of production processes in order to achieve a higher yield on production. We believe that successful research process improvement and refinement is critical to our ability to stay competitive in the industry in which we operate.

Manufacturing

The Group’s production facilities (“SZ Factory”) are located in Bao’an District, Shenzhen City, Guangdong Province, the PRC. The SZ Factory is comprised of one block of a four-story building consisting of approximately 11,000 sq. meters.

Raw materials. The principal raw materials sourced by the Group in its production, which constitute the basic core components of its products, include plastics, motors, power cords, switches, heating elements and thermostats.

The Group sources plastics, motors, power cords, switches, heating elements and thermostats mainly from Hong Kong and the PRC. The Group does not have long term purchase contracts with its suppliers but only purchases via orders. Management negotiates purchase prices by taking into account price trends of the particular commodity and volume discounts.

During the years ended December 31, 2022, 2023 and 2024, certain major raw materials experienced a general upward price trend. The prices of raw materials were, to a certain extent, volatile over the periods. Factors affecting the supply and prices of raw materials include fluctuations in the price of oil and in commodity prices (including metals and plastics) and the variation in the global economy as a whole. The Company has had business relationships with its major suppliers for over 17 years. Some of them are public companies or subsidiaries of public companies listed on the Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have never been an issue in the past. Also, all of our primary raw materials are general commercial commodities. Management believes that the Group has maintained good business relationships with its suppliers and has a stable material supply chain. Other than the Group’s existing suppliers, there are alternative sources of supply available for the raw materials that the Group requires. Therefore, even if our existing suppliers may be temporarily short in inventory, management believes that we could purchase needed raw materials from other suppliers without difficulty or price premiums.

In order to ensure a stable supply of raw materials that can meet the ongoing requirements of sales and distribution, the quantity of each procurement order for raw materials is determined by the Group with reference to (i) the customers’ indicative orders prevailing from time to time; (ii) the inventory levels prevailing from time to time; and (iii) the price trend and fluctuation of raw materials as predicted by the Group. The Group also implements stock control procedures, including up-to-date recording of all incoming and outgoing items into and out of our warehouse and production lines. The Group did not have any material obsolete inventory written off during the years ended December 31, 2022, 2023 or 2024.

Production Facility. Our manufacturing facility, which is operated by FPPF, is equipped with different types of machines and is able to produce about three million pieces of electrical hair styling products per annum.

The principal production components of the Group are injection molding machines, EDM machines, milling machines, grinding machines, lathe, spraying chambers and ovens, pad printing machines, hot stamping machines, production lines with ovens, heater winding machines, bristle insertion machines, wire forming machines, wire stripping machines, lead cutting machines, spot welding machines, hot plate welding machines, crimping machines and ultrasonic welding machines. The majority of the plant and machinery now situated in the SZ Factory are owned by the Group. Safeguarding policies have been set up and maintained by the Group. There are security guards and gates at the entrance, a 24-hour surveillance system, security scanners for entrance and exit, periodic count of assets, in and out register and insurance coverage.

Production Process. The following flow chart illustrates our production process:

Marketing, Promotions and Advertising

The Group carries out its sales and distribution activities through its sales and marketing team. The Group’s sales and marketing strategy secures its overseas orders by establishing confidence and reputation in the Group’s products, quality assurance, reasonable and competitive pricing and maintenance of long-term relationships with overseas customers. In addition, the Group has participated in various exhibitions in Hong Kong, the PRC and overseas to promote the Group’s products to overseas customers and has pursued potential overseas customers through business visits, new product presentations and briefing and video conferences.

In order to keep abreast of the market trends of electrical appliances in terms of styles, features, functionalities, colors, textures, materials and pricing, the Group’s sales and marketing department collects market data through participating in local and overseas trade exhibitions and fairs and market data and surveys provided and/or conducted by customers. In particular, Mr. Gary Chiu, the Group’s marketing consultant who has vast experience in marketing, strives to maintain a stable business relationship with the Group’s largest customer, Spectrum Brands, a leading global branded consumer product for more than 15 years.

Pricing

The Group negotiates with its customer to determine the price each year. The prices of the Group’s products are primarily determined with reference to (i) a cost-plus basis approach; and (ii) the elasticity of the demand for a given product (which in turn is affected by (a) the product features and functionality, (b) the product life cycle, and (c) consumer preferences). Our sales and marketing department is responsible for providing the quotation after considering the requirements from our customer. The actual selling prices of our products are determined by our senior management by taking into account the estimated costs of each order. In arriving at the final price, the Group also takes into account other ancillary factors such as the actual size and time frame of the order, the industry standing of the customer and the relationship with the customer. Our pricing policy is reviewed quarterly by our senior management.

Seasonality

With the exception of lower sales in February of each calendar year, which correlates with the closure of factories in the PRC during the Chinese New Year holidays, our Operating Subsidiaries’ sales are not subject to any material seasonal fluctuations and remain steady throughout the year.

Customer

Our sole customer is Spectrum Brands Holdings, Inc. (“Spectrum Brands”) for whom we manufacture hair care electric appliance styling products under the Remington brand, which is owned by Spectrum Brands. The Company has provided OEM services to Spectrum Brands since 2006. It does not have a formal written contract with Spectrum Brands and relies on its long-term relationship to continue to provide such services in the future. For each individual transaction, the Group generally negotiates and confirms the terms of sale based on the quantity and quality of the products being ordered and enters into a purchase order with the customer. Although the Group has not entered into any long-term sales contract with Spectrum Brands, our directors consider that the Group has maintained a good business relationship with Spectrum Brands since 2006.

With respect to products distributed to overseas customers, the Group exports its finished products on a Free Carrier (“FCA”) basis, which means the Group is responsible for the delivery of products to a destination specified by the customer. The customer is responsible for all costs after the goods are delivered to the container terminal warehouse designated by the customer. Management estimates that the lead time from the placing of a purchase order by an overseas customer to the delivery of the first batch of finished product by the Group takes approximately 55 to 65 days (subject to the size and the type of the order, the location of the customer and the availability of raw materials).

The Group generally allows a credit period of 120 days for the trade receivables with terms that are common within the industry. Credit terms offered to the customer by the Group vary depending on the Group’s assessment of the reputation of the customer, the length of business relationship established with the customer and the actual size of the order placed by the customer.

Competition

The industry is highly fragmented and competitive. In 2024, there were approximately 1,000 market participants principally engaged as hair styling tool OEM service providers in the PRC. However, the Group considers that Zheijang Jindelie Electrical Appliance Co. Ltd. and Hang Shun Hing Co. Ltd. are two direct competitors to the Group.

Competitive Strengths

Renowned customer base with stable relationship. The Group has built up a solid and stable business relationship with Spectrum Brands since 2006, as its OEM manufacturer for a variety of hair styling products under the popular worldwide personal care brand “Remington.” The established customer relationship provides a concrete foundation for the Group to further expand its business and to achieve economies of scale.

Designs for a diversified product range. Endowed with over a decade of industry experience and market awareness, the engineering and design department of the Group has been keeping itself abreast of market changes and has a track record for designing, researching and developing an innovative and trendy array of products on a proactive basis. The Group also offers a diversified range of products with different value-added features or functionalities to meet the demands of customers of different demographical origins or consumer preferences.

Stringent quality control. As a consumer product manufacturer, the Group has a strong commitment to quality control. From the very beginning of raw material procurement to the packaging of finished products, the Group imposes intensive quality checks and controls along the whole production line of the Group’s manufacturing processes. The quality checks and controls include incoming checks, online checks, random checks and technical checks, which are strictly carried out by the operation department of the Group, as well as the representatives of the Group’s customers as the case may be. The Group considers that continual adherence to stringent quality control procedures is one of the most vital elements in maintaining long-term business relationships with its multinational customer.

Decade of operating history and established presence in the industry. The Group has been engaged in the manufacture and sale of small electrical appliances under the management of Mr. Li Kin Shing and Mr. Li Siu Lun, Allan and, since November 2024, under the management of Mr. Hongwu Huang and Ms Xuefei Wang. With over a decade of operating history and industry experience, the Group has established its presence in the market for providing quality electrical appliances to its customer.

The Group also retained suitable talents with different specializations in its senior management team for the business development of the Group. In particular, Mr. Gary Chiu, the Group’s marketing consultant, has been with the Group since 2005 and has vast experience in marketing matters. In particular, through Mr. Chiu’s continuous marketing efforts, the Group has enjoyed a stable business relationship with its sole customer, Spectrum Brands, for more than 15 years.

Business Strategies

Our principal business objective is to strengthen our market position and further expand our market share. We intend to achieve such business objectives by:

Expansion of production capacity and capability. The Group plans to upgrade and expand its existing production facilities for further growth and development. In particular, the Group plans to purchase and install new equipment in the factory so as to increase its overall production capacity.

With a view to achieving greater economies of scale and thereby enhancing the competitiveness of its products in the marketplace, the Group also devise effective management control over or re-engineer its production processes in order to optimize its production efficiency and to improve the quality of its existing products, after commissioning the new production equipment.

Strengthening our engineering, research and development capability. The Group plans to reinforce its product development capability by way of recruiting more engineers. With a stronger engineering, research and development team, the Group will be better positioned to expand the range of product models and lines available for its potential customers, other than Spectrum Brands.

Penetration and further expansion into new and existing geographic markets. Leveraging on the existing multinational nature and reputation of its sole customer, the Group plans to establish business relationships with more overseas customers, such as in the United States, with a view to broadening the Group’s customer base and the market coverage of its products.

For the purpose of penetration into the Group’s new or developing markets, such as the United States, the Group intends to strengthen its sales force by recruiting new sales and marketing staff to solicit potential customers for the Group from these markets.

Licenses, Permits and Approvals

Our Operating Subsidiaries are required to obtain and maintain certain licenses and permits for their business operations.

The following table sets forth the licenses and/or approvals our Operating Subsidiaries obtained in respect of their operations in the PRC as of the date of this Annual Report.

Group member	Licenses/records	Expiry date
Fenbo Plastic Products Factory (Shenzhen) Ltd.,	Business License	October 26, 2060

Fenbo Plastic Products Factory (Shenzhen) Ltd.,	Sewage Discharge Permission	June 9, 2028

Our PRC legal advisers have confirmed that, as of the date of this Annual Report, our Operating Subsidiaries have obtained and renewed all substantial and necessary licenses and approvals that are material for their business operations in the PRC from the relevant authorities of the PRC governments.

Some of our Operating Subsidiaries’ licenses and permits are subject to renewal. Our Operating Subsidiaries intend to renew all existing licenses and permits before their respective expiry dates or to obtain any additional licenses and permits if necessary. Our Operating Subsidiaries have not experienced any refusal to renew the licenses and permits necessary for their operation during the fiscal years ended December 31, 2024, 2023 and 2022.

Insurance

Management exercises prudent risk management control through the maintenance of various insurance plans for the purpose of covering against different aspects of risks, including:

1. Product liability insurance - product liability insurance for most of the Company’s products against possible claims relating to personal injury or damage to property arising from the product manufactured by it.

2. Property all risk insurance – covers the Company’s assets, such as plant and machinery, raw materials and finished goods, against accidental, physical loss, destruction or damage of property.

3. Public liability insurance - third party insurance against possible third-party personal injury and property damage claims relating to the Company’s factory premises and offices located in the PRC and Hong Kong.

4. The Company maintains director and officer liability and Company reimbursement insurance.

Our Operating Subsidiaries and Services

As an OEM electrical hair styling product manufacturer for a renowned multinational client, the Group has been focusing on the high-end segment of the personal care electrical appliance market. To this end, the Group has launched high-end professional electrical hair styling products which were once more commonly used in salons for the mass household markets (particularly in Europe and the United States).

The Group offers a wide array of fashionable electrical hair styling products with different styles, features, functionalities, colors, textures and materials. The Group emphasizes innovative design and styling of electrical hair styling products so as to appeal to different customers and customer demographics.

The basic components of hair styling products are casings, motors, heating elements, thermostats, power cords, and switches.

Since 2006, the Company has served as an OEM for Spectrum Brands, a global home essentials company and the Company’s sole customer, producing electrical hair styling products under the “Remington” brand, which Spectrum Brands has the right to use, and which are currently sold mainly in Europe, the United States and Latin America.

Products - Personal Care Beauty Appliances / Hair Styling Tools

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

(iv) Hair dryers, which are hand-held electric blowers that can blow cool or warm air onto wet or damp hair in order to accelerate and control the evaporation of water particles and thereby to dry and style the hair; and

(v) others, which includes trimmers, nail polish, a pet shampoo brush, tweezers and other items.

Typically, the irons embedded in the hair iron devices are made of heat-conductive metal with ceramic layers protecting the ironing surfaces. The handle is made of thermal-resistant plastic. Advanced hair irons consist of components such as a timer, a temperature control system and an automatic shutdown system in order to prevent fire damage.

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

Manufacturers

The two typical categories of beauty appliance manufacturers are:

Original equipment manufacturer (“OEM”) refers to a manufacturer that undertakes the manufacture and assembly of hair styling tools based on designs and specifications provided by brand owners. OEMs typically provide two types of offerings: (i) finished end products labelled with the brand name of the brand owner that are ready-to-sell to end customers; and (ii) semi-finished subassemblies that require further assembly by the brand owner before being sold under the brand name of the brand owner.

Original design manufacturers (“ODM”) are manufacturers that provide both product design and development and manufacturing services for brand owners. Circumstances in which the manufacturer and brand owner collaborate to jointly develop, design and manufacture a new product are referred as joint development (“JD”). The business model, i.e., OEM, ODM and JD, utilized by a particular product manufacturer may vary across its product lines.

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiaries’ business, our Operating Subsidiaries’ operational activities are subject to environmental obligations, and they did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended December 31, 2024, 2023 and 2022. Our directors expect that our Operating Subsidiaries will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future. As of the date of this Annual Report, our Operating Subsidiaries were not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health, and work safety.

Human capital is one of the key elements of our Operating Subsidiaries’ success. Our Operating Subsidiaries have taken out employees’ compensation insurance for their staff’s safety. Our Operating Subsidiaries also have adopted a safety and health policy for its employees to follow and provide safety education and trainings to raise employees’ awareness of safety issues. During the fiscal years ended December 31, 2024, 2023 and 2022, our Operating Subsidiaries did not experience any significant incidents or accidents in relation to employees’ safety or any non-compliance with the applicable laws and regulations relevant to the health and work safety issues.

Employees

The following table sets forth a breakdown of our employees by function and geographical location as of December 31, 2024:

Function	Hong Kong			China		Total
	Company	AIL	FIL	Company	FPPF
Management	1	-	1	6	1	9
Sales and Marketing	-	1	1	5	-	7
Operation	-	-	2	-	240	242
Warehouse	-	-	-	-	12	12
Accounting and Administration	-	-	2	-	8	10
Total	1	1	6	11	261	280

Recruitment and remuneration

Our Operating Subsidiaries’ success is highly dependent on their employees. Our Operating Subsidiaries recruit employees taking into account their industry experience and interpersonal skills. Our Operating Subsidiaries hire employees through internal recruitment, from the open market through online advertisements or by referrals. Our Operating Subsidiaries endeavor to offer competitive wages and benefits. Our Operating Subsidiaries conduct annual review of the performance of their employees for determining the level of bonus, salary adjustment and promotion of employees.

Training

Our Operating Subsidiaries offer their employees training both internally and externally to enhance their skills and knowledge in the personal care electric appliance industry. The regular training for our factory employees includes (i) new employee orientation; (ii) post-promotion training; and (iii) general annual training. We believe training will help our employees improve their work performance, which will eventually increase their loyalty to the Company. Therefore, the Company has developed a series of training programs targeting the needs and requirements of the work and tailored in line with their roles and responsibilities. Most training is undertaken by our internal staff, but if necessary for the effectiveness of the training, outside professionals are also hired to conduct trainings as well.

Labor unions, labor and safety incidents

Our Operating Subsidiaries have not set up labor union for employees in Hong Kong or in the PRC. Our Operating Subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended December 31, 2024, 2023 and 2022 and through the date of this Annual Report, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to the material disruption of operations or to claims against our Operating Subsidiaries.

Welfare or mandatory contribution

In Hong Kong, our Operating Subsidiaries operate a defined contribution mandatory provident fund retirement benefits scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for all of their employees in Hong Kong who are eligible to participate in the scheme. Under the relevant PRC laws and regulations, our Operating Subsidiaries are required to participate in social welfare schemes, which provide pension insurance, medical insurance, work injury insurance, maternity insurance and unemployment insurance as well as the coverage of housing provident funds for our Operating Subsidiaries’ employees in the PRC.

Intellectual Property

Our Operating Subsidiaries regard their trademarks, trade secrets, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to their business. As of the date of this Annual Report, we have 1 trademark, the Company’s logo, as registered with the Trade Marks Registry Intellectual Property Department of Hong Kong, and one domain name.

Our Properties

Our headquarters and sales office in Hong Kong are located in an approximately 2,858 sq. foot office located in an industrial building. The office was owned by FIL from July 1999 until December 2022 when FIL sold it to Mr. Li Kin Shing, the Company’s then CEO, Executive Director and sole shareholder, for a consideration of HK$13,880,000. We have leased the office from Mr. Li Kin Shing at market rent since January 2023. The lease for the property was for a fixed term of two (2) years commencing January 1, 2023 at a monthly rent of HK$50,000 (approximately US$6,400). The rent paid to Mr. Li Kin Shing was determined according to the market value of similar property quotes from the Hong Kong property market. Upon the expiry of the initial lease term, FIL renewed the lease agreement with Mr. Li to lease the office for an additional term of two (2) years, commencing January 1, 2025, for the same monthly rent.

FPPF has leased our factory and staff quarters in the PRC for a term of 10 years from an independent third party since 2014. The initial annual rent was approximately RMB3.5 million and increased by 10% every three years. Upon the expiry of the initial lease term, FPPF renewed the lease for an additional term of three years, commencing July 16, 2024, for an annual rent of RMB6.1 million, such amount to increase by 7% for the third year.

Legal Proceedings

As of the date of this Annual Report, neither we nor our Operating Subsidiaries are party to, nor are we or our Operating Subsidiaries aware of any threat of, any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or operations.

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

Impact of COVID-19 on our Operating Subsidiaries’ business and operations

The continuous emergence of new series of COVID-19 variants during the years, the variation in vaccination rollout globally and a new series of travel and transportation restrictions had contributed consequential impact to the differences in the economic recovery and the increase in material lead time and transportation time. In addition, there was high demand for various raw materials which caused the breakdown of a number of supply chains and led to rising costs of certain raw materials (e.g., plastic) and global inflationary pressures. Energy crises and international political dynamics had further hampered the pace of the recovery of the world economy. As of the date of this Annual Report, except for a temporary impact on the supply chain resulting from COVID-19, we have not experienced significant inflationary pressures on material or labor costs negatively affecting our ongoing business since the national consumer price index increased by only 0.9 percent in 2021 over the previous year, according to the National Bureau of Statistics of China. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If there is any surge in the inflation rate, in order to mitigate the inflationary pressures, we plan to (i) monitor our labor costs carefully in our day-to-day operations; (ii) outsource or contract certain nonessential employees to reduce labor-related administrative costs; and (iii) establish a supplier management system and selectively cooperate with key suppliers.

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

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 - purpose and manner of collection of personal data;

●	Principle 2 - accuracy and duration of retention of personal data;

●	Principle 3 - use of personal data;

●	Principle 4 - security of personal data;

●	Principle 5 - information to be generally available; and

●	Principle 6 - access to personal data.

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

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3. - “Key Information” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Fenbo Holdings Limited is a holding company incorporated on September 30, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Rich Legend Holdings Limited (“RLHL”) which was incorporated under the laws of the BVI on October 21, 2022. RLHL is the holding company holding all the equity in (i) Fenbo Industries Ltd. (“FIL”), a Hong Kong company incorporated on June 17, 1993; and (ii) Able Industries Ltd. (“AIL”), a Hong Kong company incorporated on November 7, 2005 and one of our Operating Subsidiaries. FIL is the holding company holding all the equity in Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”), a company incorporated on October 19, 2010 under the laws of the PRC, which is one of our Operating Subsidiaries and which conducts business operations in the PRC. The Company, through FIL, AIL and FPPF, has served as an OEM for Spectrum Brands, a global home essentials company and its sole customer, producing electrical hair styling products under the “Remington” brand, which Spectrum Brands has the right to use, which are currently sold in Europe, the United States and Latin America. The Company’s headquarters is located in Hong Kong, China. The “Company” in the foregoing discussion titled “Operating and Financial Review and Prospects” refers to the Group and its subsidiaries reflecting the applicable information on a consolidated basis, unless the context otherwise indicates. The Group includes the following entities:

Name	Background		Ownership	Principal activities

Fenbo Holdings Limited (“FHL”)	●	A Cayman Islands company incorporated on September 30, 2022		Investment holding

Rich Legend Holdings Limited (“RLHL”)	●	A BVI company incorporated on October 21, 2022	100% owned by FHL	Intermediate holding company

Fenbo Industries Ltd. (“FIL”)	●	A Hong Kong company incorporated on June 17, 1993	100% owned by RLHL	Intermediate holding company and processing of purchase orders for electronic appliances

Able Industries Ltd (“AIL”)	●	A Hong Kong company incorporated on November 7, 2005	100% owned by RLHL	Marketing

Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”)	●	A PRC company incorporated On October 19, 2010	100% owned by FIL	Manufacturing and production of electronic appliances

The following table shows our Statement of Operations data for the financial years ended December 31, 2022, 2023 and 2024 in HK$ and for 2024 in USD. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the years ended December 31,
	2022		2023		2024
	HK$’000	% of Revenue	HK$’000	% of Revenue	HK$’000	USD’000	% of Revenue
Revenues	119,728	100.0%	119,110	100.0%	132,907	17,110	100.0%
Cost of sales	(100,892)	84.3%	(97,004)	81.4%	(108,084)	(13,914)	81.3%
Gross profit	18,836	15.7%	22,106	18.6%	24,823	3,196	18.7%

Selling and marketing expense	(2,057)	1.7%	(1,961)	1.7%	(2,195)	(283)	1.7%
General and administrative expense	(19,239)	16.1%	(20,535)	17.2%	(36,391)	(4,684)	27.4%

Income (loss) from operations	(2,460)	2.1%	(390)	0.3%	(13,763)	(1,771)	10.4%

Other income (expense), net	13,006	10.9%	767	0.6%	574	73	0.4%
Interest expense	(1,581)	1.3%	(1,708)	1.4%	(552)	(71)	0.4%
Income (loss) before tax expense	8,965	7.5%	(1,331)	1.1%	(13,741)	(1,769)	10.4%

Income tax expense	(312)	0.3%	(131)	0.1%	(1,741)	(224)	1.3%
Net income (loss)	8,653	7.2%	(1,462)	1.2%	(15,482)	(1,993)	11.7%

Other comprehensive income
Foreign currency translation gain (loss), net	(2,575)	2.2%	(809)	0.7%	(854)	(110)	0.6%

Total comprehensive income (loss)	6,078	5.1%	(2,271)	1.9%	(16,336)	(2,103)	12.3%

Key Factors that Affect Results of Operations

For the financial years ended December 31, 2022, 2023 and 2024, our revenue amounted to approximately HK$119.7 million, HK$119.1 million and HK$132.9 million, respectively. Our net income amounted to approximately HK$8.7 million, a net loss of HK$1.5 million and a net loss of HK$15.5 million for the financial years ended December 31, 2022, 2023 and 2024, respectively.

The Company believes the key factors affecting its financial condition and results of operations include the following:

Macroeconomic factors

During the first half of financial year 2024, the negative impact of the COVID-19 pandemic had greatly subsided, and industries, as well as consumer confidence, returned to normal as compared to the continued negative impact of the COVID-19 pandemic on businesses during the first half of 2023. However, geopolitical conflicts, such as the Russia-Ukraine conflict and the Israeli-Palestinian conflict, persisted. The consequent disruption of the global supply chain affected the recovery of economic activity and drove inflation up significantly. Moreover, major central banks’ aggressive interest rate hikes significantly increased the complexity and uncertainty of the economic development environment. Against the backdrop of challenging macroeconomic conditions, the consumer goods and manufacturing businesses were affected and the recovery in consumer demand has been slow. Despite the Company being affected by the weak consumer sentiment and pressure from retail sales, it continued to put effort into improving the competitiveness of our high quality products together with bolstering our research and development capabilities with an aim to enhancing our market share in our existing business and maintaining our long-term relationship with our sole customer.

Demand from our one key customer group

We rely on one key customer and if we fail to retain this customer or attract new customers, our business, financial condition, results of operations and growth prospects will be harmed. Our aggregate sales generated from this one customer contributed all of our revenue for the financial years ended December 31, 2022, 2023 and 2024. Accordingly, our sales are significantly affected by the demands of our key customer group, as well as certain inherent risks, such as changes and developments in local political, regulatory and business conditions that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial condition, and could affect our ability to remain profitable and to achieve business growth.

Fluctuations in the cost of our materials

Raw materials, such as electrical components, packaging materials, metal materials, plastic particles and painting materials, are the largest component of our cost of revenues. As our contract price is fixed once our customer confirms an order for a product, it is difficult for us to manage the pricing of the product to pass on any increase in costs to our customer. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces, such as the relevant supply of and demand for such raw materials, as well as our bargaining power with our suppliers. During the financial years ended December 31, 2022, 2023 and 2024, the majority of our raw materials were commonly available from the market and their prices were affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated, both in absolute amount and as a percentage of its total revenues.

For the fiscal years ended December 31, 2022, 2023 and 2024, the Company generated its revenues by sales of electrical hair styling products through the Company’s wholly-owned operating subsidiaries. The following table presented the Company’s revenues by product types for the fiscal years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024	2024	Change*	Change*
Revenues	HK$’000	HK$’000	HK$’000	US$’000	HK$’000%
Curling Wands and Irons	38,328	32,753	31,401	4,043	(1,352)	(4.1)
Flat Irons and Hair Straighteners	78,626	82,817	100,026	12,877	17,209	20.8
Others	2,774	3,540	1,480	190	(2,060)	(58.2)
Total revenues	119,728	119,110	132,907	17,110	13,797	11.6

*Represents percentage of change from the fiscal year ended December 31, 2023 to 2024

The following table presents the Company’s revenues by geographic areas based on the location of our sole customer for the fiscal years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024	2024	Change*	Change*
Revenues	HK$’000	HK$’000	HK$’000	US$’000	HK$’000	(%)
Europe	66,708	65,419	68,528	8,822	3,109	4.8
North America	45,095	48,381	57,633	7,420	9,252	19.1
South America	2,704	-	-	-	-	-
Asia and others	5,221	5,310	6,746	868	1,436	27.0
Total revenues	119,728	119,110	132,907	17,110	13,797	11.6

*Represents percentage of change from the fiscal year ended December 31, 2023 to 2024

Fiscal Year End December 31, 2024 compared to Fiscal Year End December 31, 2023

Revenues

Revenue increased by HK$13.8 million, or 11.6%, to HK$132.9 million (US$17.1 million) for the fiscal year ended December 31, 2024 compared to HK$119.1 million for the same period in 2023 primarily because of the increase in revenue from our flat iron and hair straightener products. Revenue decreased by HK$0.6 million, or 0.5%, to HK$119.1 million (US$15.2 million) for the fiscal year ended December 31, 2023 compared to HK$119.7 million for the same period in 2022 primarily because of the decrease in revenue for our curling wand and iron products.

During our fiscal year ended December 31, 2024, the negative impact of the COVID-19 pandemic had greatly subsided, and industries, as well as consumer confidence, returned to normal. Despite the continuous geopolitical tensions, high interest rate and inflation, together with weak consumer sentiment worldwide, the Group has continuously improved its business model and strategies across all aspects of operations and given full play to its manufacturing capacity and resources planning in response to fluctuations in the market demands and new ideas and needs from customers.

Cost of sales

Cost of sales includes the cost of raw materials (such as costs of electrical components, packaging materials, metal materials, plastic particles and painting materials), direct labor (including wages and social security contributions), manufacturing overhead (such as consumables, depreciation, direct rental expense and utilities) and taxes. We currently do not hedge our raw materials position, and we monitor raw material price trends closely to manage our production needs.

For the fiscal year ended December 31, 2024, cost of sales increased to HK$108.1 million (US$13.9 million), representing an increase of HK$11.1 million from HK$97.0 million in the same period in 2023. The fluctuation in cost of sales was in line with the increase in our revenue during the same period. For the fiscal year ended December 31, 2023, cost of sales decreased to HK$97.0 million (US$12.4 million), representing a decrease of HK$3.9 million from HK$100.9 million in the same period in 2022. The fluctuation in cost of sales was in line with the decrease in our revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the fiscal year ended December 31, 2024, was HK$24.8 million (US$3.2 million), an increase of HK$2.7 million from HK$22.1 million for the same period in 2023. Gross profit for the fiscal year ended December 31, 2023, was HK$22.1 million (US$2.8 million), an increase of HK$3.3 million from HK$18.8 million for the same period in 2022.

During our fiscal year ended December 31, 2024, the adverse impacts of the COVID-19 pandemic were largely dissipating as economic activities returned to normal. The supply and prices of raw materials became stable during the year, and thus led to the decrease in the Group’s average unit costs and increase in gross profit for the year. However, at the same time, the Group continued to face macroeconomic uncertainties such as political risks resulting from the US presidential election and the new session of the US Government, as the Group is primarily engaged in export sales. New policies imposed or measures taken by Mainland China may affect the Group financially as the Group may be subject to additional expenditures and other financial impacts. In view of the challenging general outlook of the industry and the business environment, the Group has been facing pressure from its customers for a price reduction in its products. The Group will closely communicate with customers to address and accommodate their situation and provide different solutions with a view to overcoming the challenges faced by the Group.

As a result of the above, the Group’s gross profit margin for the fiscal year ended December 31, 2024 remained relatively stable at 18.7% as compared to a gross profit margin of 18.6% for the fiscal year ended December 31, 2023. The Group’s gross profit margin for the fiscal year ended December 31, 2023 rose to 18.6% as compared to a gross profit margin of 15.7% for the fiscal year ended December 31, 2022.

Our Group continues to closely monitor the global geopolitical situation and other factors affecting our performance, and will assess their respective potential impacts on our supply chain. We believe that we can enhance our gross margin during 2025 as we optimize our product mix and quality of products, or, within our capital constraints, increase our raw material inventories.

Selling and marketing expenses

Major components of selling and marketing expenses are packaging expenses, transportation costs and customs declarations. For the year ended December 31, 2024, selling and marketing expenses was HK$2.2 million (US$0.3 million), which increased by HK$0.2 million from HK$2.0 million in the same period in 2023. For the year ended December 31, 2023, selling and marketing expenses was HK$2.0 million, which decreased by HK$0.1 million from HK$2.1 million in the same period in 2022. The increase during the fiscal year ended December 31, 2024 from the same period in 2023 was due mainly to an increase in our overall level of shipping of products. The decrease during the fiscal year ended December 31, 2023 from the same period in 2022 was due mainly to a decrease in our overall level of shipping of products.

General and administrative expenses

General and administrative expenses consist primarily of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration.

The Company’s major general and administrative expenses were comprised of the following items during the years indicated:

	For the years ended December 31,
	2022	2023	2024	2024	Change	Change
	HK$’000	HK$’000	HKD’000	US$’000	HK$’000	(%)
Staff costs, including directors’ remuneration	8,572	10,252	13,814	1,778	3,562	34.7%
Depreciation	1,691	2,170	2,586	332	416	19.2%
Office and insurance expenses	1,484	1,569	2,265	292	696	44.4%
Motor vehicles and travelling expenses	458	861	1,319	190	458	53.2%
Stamp duty and other taxes	534	419	242	31	(177)	(42.2)%
Utility expenses	467	476	489	63	13	2.7%
Legal and professional fees and auditor’s remuneration	4,729	2,870	12,955	1,668	10,085	351.4%
Others	1,304	1,918	2,721	330	803	41.9%
Total	19,239	20,535	36,391	4,684	15,856	77.2%

General and administrative expenses increased by HK$15.9 million from HK$20.5 million for the fiscal year ended December 31, 2023 to HK$36.4 million (US$4.7 million) for the fiscal year ended December 31, 2024. This increase was due mainly to the increase in legal and professional fee (including the marketing consultancy fee paid) and staff costs as a result of the expansion in the Group’s business during the fiscal year ended December 31, 2024.

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

Income (loss) from operations

The loss from operations increased by HK$13.4 million from the loss from operations of HK$0.4 million for the fiscal year ended December 31, 2023 to the loss from operation of HK$13.8 million for the fiscal year ended December 31, 2024. The decline of the financial performance from operations was primarily due to the increase of general and administrative expenses of HK$15.9 million, partially offset by the increase of gross profit of HK$2.7 million during the fiscal year ended December 31, 2024.

The loss from operations decreased by HK$2.1 million from the loss from operations of HK$2.5 million for the fiscal year ended December 31, 2022 to HK$0.4 million for the fiscal year ended December 31, 2023. The improvement in the financial performance from operations during the fiscal year ended December 31, 2023 was primarily due to the combined effects of the increase of gross profit of HK$3.3 million and the decrease of general and administrative expenses of HK$1.3 million during the fiscal year ended December 31, 2023.

Other income (expense), net

Major components of other income (expense) are exchange gain and loss, gain on disposal of property, plant and equipment, sundry income, government grant and bank interest income. For the fiscal year ended December 31, 2024, net income was HK$0.6 million (US$0.1 million), which decreased by HK$0.2 million from HK$0.8 million in the same period in 2023. The decrease was due mainly to the decrease in exchange gain recognized during the fiscal year ended December 31, 2024.

For the fiscal year ended December 31, 2023, net income was HK$0.8 million (US$0.1 million), which decreased by HK$12.2 million from HK$13.0 million in the same period in 2022. The decrease was due mainly to the decrease in gain on disposal of property, plant and equipment recognized during the fiscal year ended December 31, 2023.

Interest expense

For the fiscal year ended December 31, 2024, interest expense was HK$0.6 million (US$0.1 million), which decreased by HK$1.1 million from HK$1.7 million in the same period in 2023. The decrease was due mainly to the decrease in average interest for the Group’s debt during the fiscal year.

Interest expense remained relatively stable at HK$1.7 million and HK$1.6 million for the fiscal years ended December 31, 2023 and 2022.

Income (loss) before tax expense

As a result of the above, the Company recorded a loss before tax expense of HK$13.7 million (US$1.8 million) for the fiscal year ended December 31, 2024, an increase in loss of HK$12.4 million from HK$1.3 million for the fiscal year ended December 31, 2023. The increase in loss was mainly due to the increase in general and administrative expense recognized during the fiscal year ended December 31, 2024. The Company recorded a loss before tax expense of HK$1.3 million (US$0.2 million) for the fiscal year ended December 31, 2023, a decrease of HK$10.3 million from HK$9.0 million for the fiscal year ended December 31, 2022.

Income tax expense

For the fiscal year ended December 31, 2024, income tax expense was HK$1.7 million (US$0.2 million), which increased by HK$1.6 million from HK$0.1 million for the year ended December 31, 2023. The increase was mainly due to an increase in taxable income generated from operations during the fiscal year ended December 31, 2024.

For the fiscal year ended December 31, 2023, income tax expense was HK$0.1 million (US$17,000), which decreased by HK$0.2 million from HK$0.3 million for the year ended December 31, 2022. The decrease was mainly due to a decrease in taxable income generated from operations during the fiscal year ended December 31, 2023.

Net income (loss)

The net loss increased by HK$14.0 million from a net loss of HK$1.5 million for the year ended December 31, 2023 to a net loss of HK$15.5 million (US$2.0 million) for the fiscal year ended December 31, 2024. The increase in the net loss during the year ended December 31, 2024 was mainly attributable to the cumulative effect of the reasons set out above.

The net income decreased by HK$10.1 million from a net income of HK$8.6 million for the year ended December 31, 2022 to a net loss of HK$1.5 million (US$0.2 million) for the fiscal year ended December 31, 2023. The decrease in the net income during the year ended December 31, 2023 was mainly attributable to the cumulative effect of the reasons set out above.

Liquidity and Capital Resources

For the Fiscal Years Ended December 31, 2024 and 2023

The Company financed its daily operations and business development through cash generated from the operations of AIL, FIL and FPPF. As of December 31, 2024 and 2023, its cash balance was HK$27.5 million (US$3.5 million) and HK$46.3 million, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$’000	HK$’000	HK$’000	US$’000
Net cash provided by (used in) operating activities	5,695	9,728	(21,347)	(2,748)
Net cash used in investing activities	(554)	(284)	(405)	(52)
Net cash provided by financing activities	5,034	23,299	2,719	350

Cash provided by operating activities:

For the fiscal year ended December 31, 2024, net cash used in operating activities of HK$21.3 million (US$2.7 million) was primarily the result of the net loss of HK$15.5 million (US$2.0 million) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.5 million (US$65,000), amortization of right to use assets of HK$6.8 million (US$0.9 million) and interest on lease liabilities of HK$0.4 million (US$47,000). Change in operating activities mainly included decrease in inventories of HK$2.0 million (US$0.3 million) and decrease in prepaid expenses and other current assets of HK$2.1 million (US$0.3 million), partially offset by an increase in accounts receivable of HK$5.9 million (US$0.8 million), decrease in accounts payable of HK$4.1 million (US$0.5 million), decrease in other payables and accrued liabilities of HK$0.8 million (US$0.1 million) and payment on lease of HK$6.9 million (US$0.9 million).

For the fiscal year ended December 31, 2023, net cash provided by operating activities of HK$9.7 million was primarily the result of the net loss of HK$1.5 million as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.5 million, amortization of right to use assets of HK$5.4 million and interest on lease liabilities of HK$0.3 million. Change in operating activities mainly included increase in accounts payable of HK$5.1 million, increase in other payables and accrued liabilities of HK$1.4 million, decrease in inventories of HK$1.4 million and decrease in prepaid expenses and other current assets of HK$2.5 million, partially offset by an increase in accounts receivable of HK$0.8 million and payment on lease of HK$6.3 million.

For the fiscal year ended December 31, 2022, net cash provided by operating activities of HK$5.7 million was primarily the result of the net income of HK$8.7 million as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.7 million, amortization of right to use assets of HK$4.9 million, interest on lease liabilities of HK$0.5 million and gain on disposal of property, plant and equipment of HK$12.5 million. Change in operating activities mainly included a decrease in accounts receivable of HK$10.2 million, an increase in other payables and accrued liabilities of HK$0.3 million and a decrease in inventories of HK$4.2 million that were partially offset by a decrease in prepaid expenses and other current assets of HK$3.0 million, a decrease in accounts payable of HK$2.3 million and payment on lease of HK$6.0 million.

Cash used in investing activities:

For the fiscal year ended December 31, 2024, net cash used in investing activities was HK$0.4 million (US$52,000) for the purchase of property, plant and equipment.

For the fiscal year ended December 31, 2023, net cash used in investing activities was HK$0.3 million for the purchase of property, plant and equipment.

For the fiscal year ended December 31, 2022, net cash used in investing activities was HK$0.6 million for the purchase of property, plant, and equipment.

Cash provided by financing activities:

For the fiscal year ended December 31, 2024, net cash from financing activities of HK$2.7 million (US$0.4 million) was mainly due to the proceeds from issuance of ordinary shares of HK$2.1 million (US$0.3 million and the advances from related parties of HK$0.6 million (US$83,000).

For the fiscal year ended December 31, 2023, net cash from financing activities of HK$23.3 million was mainly due to the proceeds from issuance of ordinary shares of HK$26.0 million and partially offset by the advances to related parties of HK$2.7 million.

For the fiscal year ended December 31, 2022, net cash from financing activities of HK$5.0 million represented the advance from related parties.

The following table sets forth a summary of the Company’s working capital as of December 31, 2024 and 2023:

	As of December 31,
	2023	2024	2024
	HK$’000	HK$’000	US$’000
Current assets	97,933	79,999	10,299
Current liabilities	43,004	41,414	5,332
Working capital	54,929	38,585	4,967

Current assets as of December 31, 2024, was HK$80.0 million (US$10.3 million). Out of this balance, the Company had cash of HK$27.5 million (US$3.5 million) of which approximately HK$20.6 million was denominated in Hong Kong Dollar and approximately HK$6.9 million was denominated in RMB. The current asset balance mainly included accounts receivable, net of approximately HK$37.3 million (US$4.8 million), prepaid expenses and other current assets of HK$3.7 million (US$0.5 million) and inventories of HK$11.5 million (US$1.5 million).

Current liabilities as of December 31, 2024, was HK$41.4 million (US$5.3 million). This amount was composed of accounts payables of HK$15.2 million (US$2.0 million), other payables and accrued liabilities of HK$6.3 million (US$0.8 million), amounts due to related parties of HK$3.1 million (US$0.4 million), current portion of lease liabilities of HK$5.8 million (US$0.8 million) and bank loan of HK$11.0 million (US$1.4 million).

Current assets as of December 31, 2023, was HK$97.9 million. Out of this balance, the Company had cash of HK$46.3 million of which approximately HK$39.3 million was denominated in Hong Kong Dollar, approximately HK$2.6 million was denominated in USD and approximately HK$4.4 million was denominated in RMB. The current asset balance mainly included accounts receivable, net of HK$31.5 million, prepaid expenses and other current assets of HK$6.0 million and inventories of HK$14.1 million.

Current liabilities as of December 31, 2023, was HK$43.0 million. This amount was composed of accounts payables of HK$18.5 million, other payables and accrued liabilities of HK$7.0 million, amounts due to related parties of HK$2.4 million, current portion of lease liabilities of HK$4.1 million and bank loan of HK$11.0 million.

Off-Balance Sheet Arrangements

As of December 31, 2024, the Company had no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

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

Critical Accounting Policies, Judgments and Estimates

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). Accordingly, these statements should be read in conjunction with the Company’s financial statements and note thereto as of and for the fiscal years ended December 31, 2024, 2023 and 2022.

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

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2024, and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company’s revenues are generated from the production and sales of premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products. This performance obligation is satisfied at a point of time and recognized in revenue upon the transfer of control of the goods to the customers. Interest income from banks is recognized when received.

Cost of Revenues

The cost of revenue primarily consists of the cost of raw materials, direct labor costs and factory overhead.

Value-Added Taxes (“VAT”)

The Hong Kong operations are not subject to the value-added tax. For the PRC operations, the PRC export revenue is not subject to VAT. VAT are charged for purchase of materials at 17% of which 13% is refundable. Revenues are presented net of applicable VAT.

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

Item 6. Directors, Senior Management and Key Employees

Our Board of Directors is the primary decision-making body of our Company, setting fundamental business strategies and policies for the management and operation of our Operating Subsidiaries’ businesses and monitoring their implementation.

Resignations of Officers and Directors

On December 12, 2024, Mr. Li Siu Lun Allan resigned as our Chairman of the Board and Chief Executive Officer but remains as an Executive Director. On December 12, 2024, the following members of the Board of Directors resigned and ceased to be directors of the Company (and any committees of the Board) (collectively, the “Director Resignations”): (1) Li Kin Shing, (2) Lai King Yan (Anthony), (3) Tong Ching Ho (Tony), (4) Wong Siu Keung (Sony), and (5) Meng Derong.

On December 12, 2024, Fu Wai Yip (Freddy) resigned as the Company’s Chief Financial Officer. Effective April 25, 2025, Ms. Wang Xuefei was appointed to the position of Chief Financial Officer.

None of the officers or directors resigned as a result of any disagreement with us on any matter relating to the operations, policies or practices of the Company.

Appointment of New Directors

Our Board of Directors currently consists of seven directors, comprised of three Executive Directors and four Independent Non-Executive Directors.

Directors, Senior Management and Key Employees

The following table sets forth the names, ages and titles of our directors, executive officers and senior management/key personnel as of the date of this Annual Report.

Name	Age	Title

Executive Officers and Directors:

Huang Hongwu	55	Chief Executive Officer, President, Chief Operating Officer, Executive Director and Chairman of the Board of Directors
Wang Xuefei	49	Chief Financial Officer, Treasurer, Secretary and Executive Director
Li Siu Lun Allan	50	Executive Director

Independent Non-Executive Directors:

Wang Zhiyong	59	Independent Non-Executive Director
Wu Qiuxia	48	Independent Non-Executive Director
Zhang Peng Dai Lei	40 36	Independent Non-Executive Director Independent Non-Executive Director

Key Personnel / Consultant

Chiu Yat Chung Gary	49	Marketing Consultant to AIL

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors:

HUANG Hongwu, aged 55, was appointed as the CEO, Chairman and Executive Director of the Company on December 12, 2024 and as the President and Chief Operating Officer of the Company effective April 25, 2025. Mr. Huang has over 31 years of experience in corporate management. He has been the executive director of Shenzhen Dana New Material Technology Company Limited, a company manufacturing “Stable Self-cleaning Surface” coating since September 2023. Mr. Huang has been participating in fund investment projects managed by Shenzhen Fuchuan Investment Fund Management Co., Ltd since January 2020. Mr. Huang worked as the CEO, executive director and legal representative of Kaimao Technology (Shenzhen) Company Limited, a company primarily engaged in the manufacture and sale of PMMA and high-quality glasses, from January 2009 to January 2018. Mr. Huang graduated from Guizhou Institute of Technology in July 1990 with a bachelor’s degree in engineering, majoring in silicate engineering.

WANG Xuefei, aged 49, was appointed as an Executive Director of the Company on December 12, 2024 and as the Chief Financial Officer, Treasurer and Secretary of the Company effective April 25, 2025. Ms. Wang has been working in Jiangsu Lianhong Textile Co., Ltd., a wool yarn and woolen sweater manufacturer, since July 1997 and is currently the assistant to the general manager, head of treasury management and warehouse in-charge. She is a certified management accountant in China and serves as the president of Zhangjiagang Live E-commerce Association. Ms. Wang graduated from Southeast University in July 2004 with a bachelor’s degree in accounting.

LI Siu Lun Allan, aged 50, was appointed as an Executive Director of the Company on October 17, 2022 and also served as the CEO and Chairman of the Board of Directors of the Company from October 17, 2022 until his resignation from those positions effective December 12, 2024. Since September 1998, Mr. Li has served as a director of Fenbo Industries Limited and since June 2021 as a director of Able Industries Limited. He has over 20 years of marketing, administration and operating experience at Fenbo Industries Limited. Mr. Li attended the Faculty of Applied Sciences at Simon Fraser University, B.C. Canada, from September 1994 until December 1996. Mr. Li is the son of Mr. Li Kin Shing, founder of the Group.

Independent Non-Executive Directors

WANG Zhiyong, aged 59, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Wang is the Chairman of the Nomination Committee and a member of the Audit and Compensation Committees. Mr. Wang has been working in Jiangxi Xinsheng Investment Co. Ltd., an investment fund focusing on private and public equity investments, since November 2011 and is currently its deputy general manager. Mr. Wang has more than 15 years of experience in the optical photonics production and managing research and development focused enterprises, especially for setting up new enterprises, personnel recruitment and training and intelligent manufacturing production management. Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics (formerly known as Nanjing Aviation College) in July 1988 with a bachelor’s degree in electronic engineering, with a major in radio communication.

WU Qiuxia, aged 48, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. She has more than 14 years’ experience in corporate management especially in the areas of finance, human resources and office administration. Ms. Wu joined Jiangsu Lianhong Textile Co. Ltd., a wool yarn and woolen sweater manufacturer, in December 1995 and has been the Director of Office since December 2021. Ms. Wu obtained a certificate of township management (financial management) from the Central Radio and Television University in January 2006.

ZHANG Peng, aged 40, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Zhang is the Chairman of the Audit Committee, and a member of the Nomination and Compensation committees. He has been an investment director of Dongguan Juming Electronic Technology Co. Ltd., a company principally engaged in the production of water proven switch and touch switch for mobile phones, since January 2024. Mr. Zhang worked as an investment banker in Guosen Securities Co. Limited from May 2020 to December 2023 and Great Wall Securities Co. Ltd. from July 2017 to April 2020. Mr. Zhang graduated from Jiangxi University of Finance and Economics with a bachelor’s degree in accounting in July 2006 and a master’s degree in accounting in January 2009. He has been a non-practicing certified public accountant of The Chinese Institute of Certified Public Accountants since December 2010 and has been a member of the Association of Chartered Certified Accountants (ACCA) since November 2016.

DAI Lei, aged 36, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Dai is the Chairman of the Compensation Committee and a member of the Audit and Nomination Committees. He has worked in Jiangsu Guorui Law Firm since July 2010 and is now the firm’s executive director. He also serves as a member of the Jiangsu County Lawyers Development Committee and the Internet and Digital Economy Committee of the Suzhou Lawyers Association. Mr. Dai graduated from the law school of Nanjing University in June 2010 with a bachelor’s degree.

Key Personnel / Consultant

Mr. Chiu Yat Chung (Gary), aged 49, has served as AIL’s Marketing Consultant since April 2021 and from November 2005 until March 2021, he served as a director of AIL. Mr. Chiu received a bachelor’s degree in industrial engineering from the University of Hong Kong in 1999 and a master’s degree in manufacturing engineering from the Polytechnic University, Hong Kong in 2003.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. The composition and functioning of all our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at http://www.fenbo.com. The reference to our website address does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Wang Zhiyong, Zhang Peng and Dai Lei, all of whom are Independent Non-Executive Directors, serve on the audit committee, which is chaired by Zhang Peng. Our Board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Zhang Peng as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	continuously engaging in the analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program; and

●	reviewing earnings releases.

Amendment to audit committee charter. On April 16, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact on our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into Board governance.

For additional information regarding our Cybersecurity Policy, please refer to Exhibit 4.4 to our Annual Report on Form 20-F filed with the SEC on April 29, 2024.

Compensation committee

Wang Zhiyong, Zhang Peng and Dai Lei, all of whom are Independent Non-Executive Directors, serve on the compensation committee, which is chaired by Dai Lei. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our Chief Executive Officer; and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board of Directors the compensation of our directors;

●	Reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company’s officers and directors in the event of a restatement of the Company’s financial statements for any fiscal year; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Amendment to compensation committee charter. On April 16, 2024, our Board of Directors authorized and approved an amendment to the Compensation Committee Charter (the “Compensation Committee Charter”) pursuant to which it adopted a compensation recovery policy (the “Compensation Recovery Policy”) and further approved that the Compensation Committee will have full authority and powers to implement the Compensation Recovery Policy. The Compensation Committee Charter provides the members of the Compensation Committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with U.S. securities laws, including the disclosure required by the applicable SEC filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 4.7 to our Annual Report on Form 20-F filed with the SEC on April 29, 2024.

Nomination committee

Wang Zhiyong, Zhang Peng and Dai Lei, all of whom are Independent Non-Executive Directors, serve on the nomination committee, which will be chaired by Wang Zhiyong. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for Board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq Markets. The application of such exceptions requires that we disclose each Nasdaq Markets corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Markets corporate governance standard. However, we currently follow the Nasdaq Markets corporate governance standards listed below with the exception of the independent directors’ regularly scheduling meetings with only the independent directors present:

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

Code of Conduct and Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at http://www.fenbo.com. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the Nasdaq corporate governance rules.

Compensation of Directors and Senior Management/Executive Personnel

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee determines the salaries of our directors and members of our senior management based on their qualifications, positions and seniority.

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Group; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during the fiscal years ended December 31, 2024, 2023 and 2022 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of us.

The following table summarizes all compensation received by our current and previous directors, executive officers and key employees during the fiscal years ended December 31, 2022, 2023 and 2024.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK’000)	Bonus (HK’000)	Other Compensation(1) (HK’000)

Current Executive Officers, Directors and Key Employees / Consultants

Huang Hongwu, CEO, President, COO,	2022	Nil	Nil	Nil
Executive Director and Chairman of the	2023	Nil	Nil	Nil
Board(2)	2024	Nil	Nil	Nil

Wang Xuefei, CFO, Treasurer, Secretary	2022	Nil	Nil	Nil
and Executive Director(2)	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Li Siu Lun Allan, Executive Director and	2022	1,040	Nil	18
Former CEO and Chairman of the Board(3)	2023	1,063	300	18
	2024	1,671	Nil	18

Wang Zhiyong, Independent Non-Executive Director(2)	2022	Nil	Nil	Nil
	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Wu Qiuxia, Independent Non-Executive Director(2)	2022	Nil	Nil	Nil
	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Zhang Peng, Independent Non-Executive Director(2)	2022	Nil	Nil	Nil
	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Dai Lei, Independent Non-Executive Director(2)	2022	Nil	Nil	Nil
	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Chiu Yat Chung Gary, Marketing Consultant(4)	2022	Nil	Nil	Nil
	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Former Executive Officers and Directors

Li Kin Shing,	2022	1,080	Nil	Nil
Former Executive Director(5)	2023	1,658	Nil	Nil
	2024	2,540	Nil	Nil

Fu Wai Yip (Freddy),	2022	Nil	Nil	Nil
Former CFO(6)	2023	23	Nil	Nil
	2024	266	Nil	Nil

Lai King Yan (Anthony),	2022	Nil	Nil	Nil
Former Independent Non-Executive	2023	20	Nil	Nil
Director(7)	2024	221	Nil	Nil

Tong Ching Ho (Tony),	2022	Nil	Nil	Nil
Former Independent Non-Executive Director (7)	2023	20	Nil	Nil
	2024	221	Nil	Nil

Wong Siu Keung (Sony),	2022	Nil	Nil	Nil
Former Independent Non-Executive Director (7)	2023	20	Nil	Nil
	2024	221	Nil	Nil

Derong Meng, Former Co-Chairman of the Board and Independent Non-Executive	2022	Nil	Nil	Nil
Director(8)	2023	Nil	Nil	Nil
	2024	186	Nil	Nil

(1) Other compensation includes sales commissions, allowances and any employer’s contribution to social security.

(2) Appointed to the Board of Directors effective December 12, 2024

(3) Compensation for Li Siu Lun Allan was paid by FIL, a wholly owned subsidiary of FHL, for the year ended December 31, 2022 whereas for the year ended December 31, 2023 it was paid by FIL and FHL together. Compensation for the year ended December 31, 2024 was paid by FIL and FHL. Li Siu Lun Allan resigned as CEO and Chairman of the Board effective December 12, 2024, but remains an Executive Director of the Company.

(4) Chiu Yat Chung Gary has served as AIL’s Marketing Consultant since April 2021.

(5) Compensation for Li Kin Shing was paid by FIL and AIL, wholly owned subsidiaries of FHL, for the years ended December 31, 2021 and 2022 whereas for the years ended December 31, 2023 and 2024 it was paid by FIL, AIL and FHL together. Li Kin Shing resigned as an Executive Director effective December 12, 2024.

(6) Fu Wai Yip (Freddy) was appointed as CFO of FHL on December 6, 2022 and resigned from that position effective December 12, 2024.

(7) Lai King Yan (Anthony), Tong Ching Ho (Tony) and Wong Siu Keung (Sony) were appointed as Independent Non-Executive Directors effective with the closing of our initial public offering on December 1, 2023 and all resigned from the Board of Directors effective December 12, 2024.

(8) Derong Meng was appointed as the Co-Chairman and an Independent Non-Executive Director effective January 1, 2024 and resigned from the Board of Directors effective December 12, 2024.

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 4.7 to our Annual Report on Form 20-F filed with the SEC on April 29, 2024.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes - it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

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

FIL, our Operating Subsidiary in Hong Kong, implemented an MPF with a major international assurance company to provide retirement benefits for its employees. All permanent full-time employees are eligible to join the MPF. Eligible employees of the MPF and the employer’s contributions to the MPF are each at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HKD1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for FPPF’s employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiaries in Hong Kong for the fiscal years ended December 31, 2024, 2023 and 2022 amounted to approximately HKD63,830, HKD61,000 and HKD79,000, respectively. FIL has no other obligation to make payments in respect of retirement benefits of the employees.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective as of December 12, 2024 (the “Effective Date”). The terms and conditions of each such Director’s Agreement are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual salary that is payable to each of our directors is as follows:

Huang Hongwu	HK$	48,000
Wang Xuefei	HK$	48,000
Li Siu Lun Allan	HK$	48,000
Wang Zhiyong	HK$	12,000
Wu Qiuxia	HK$	12,000
Zhang Peng	HK$	12,000
Dai Lei	HK$	12,000

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

On December 6, 2022, FHL entered into a letter agreement with Mr. Li Siu Lun Allan, pursuant to which Mr. Li served as the Chairman, Executive Director and Chief Executive Officer of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of US$3,000 payable at the end of each month, which commenced upon the closing of the IPO; (ii) a discretionary performance bonus determined by the compensation committee and/or the Board at the end of the fiscal year; and (ii) either party shall have the right to terminate the agreement by giving to the other party not less than six months’ notice in writing. This agreement was terminated as of December 12, 2024.

On December 6, 2022, FHL entered into a letter agreement with Mr. Li Kin Shing, pursuant to which Mr. Li Kin Shing served as an Executive Director of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of US$3,000 payable at the end of each month, which commenced upon the closing of the IPO; and (ii) a discretionary performance bonus determined by the compensation committee and/or the board at the end of the fiscal year; and (ii) either party shall have the right to terminate the agreement by giving to the other party not less than six months’ notice in writing. This agreement was terminated as of December 12, 2024.

On December 6, 2022, FHL entered into an employment agreement with Mr. Fu Wai Yip (Freddy), pursuant to which Mr. Fu was designated as the Chief Financial Officer of the Company in accordance with the following terms and provisions: (i) a fixed initial salary of US$3,000 for the period from December 6, 2022 to the date of the closing of the IPO (the “Initial Period”) (ii) after the Initial Period, payment of a monthly salary of US$3,000, subject to the adjustment determined by the compensation committee and/or the board, payable at the end of each month; (iii) a discretionary performance bonus determined by the compensation committee and/or the board at the end of the fiscal year and (iv) either party shall have the right to terminate the agreement by giving to the other party not less than six months’ notice in writing. This agreement was terminated as of December 12, 2024.

Indemnification Agreements

We have entered into indemnification agreements with each of our newly appointed directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

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

The following table sets forth information regarding beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Named Executive Officers and Directors:
Huang Hongwu(2)	8,000,000	72.32%
Wang Xuefei(2)	8,000,000	72.32%
Li Siu Lun Allan	0	0.00%

Wang Zhiyong	0	0.00%
Wu Qiuxia	0	0.00%
Zhang Peng	0	0.00%
Dai Lei	0	0.00%
	0	0.00%
All executive officers and directors as a group (7 persons)	8,000,000	72.32%

5% Shareholders:
Luxury Max Investments Limited(2)	8,000,000	72.32%

(1)	Based on 11,062,500 Ordinary Shares issued and outstanding as of the date of this Annual Report
(2)	Represents shares owned of record by Luxury Max Investments Limited (“LMIL”). Mr. Huang and Ms. Wang constitute two of the three directors of LMIL and are the owners of record of 60% and 40%, respectively, of its outstanding shares.

Related Party Transactions

Related Parties

We have adopted an audit committee charter, which was amended on April 16, 2024, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

During the fiscal years ended December 31, 2024, 2023 and 2022, we, including the Operating Subsidiaries, entered into the following transactions with our related parties:

Sale / Lease of Office

In December 2022, FIL sold its headquarters and sales office in Hong Kong to Mr. Li Kin Shing, the Company’s then Executive Director and sole shareholder, for a consideration of HK$13,880,000. The carrying net book value of the office as of the transaction date was HK$1,349,000 and, thus, one-off gain on disposal of the property of HK$12,531,000 was recognized in the income statements of the Group for the year ended December 31, 2022. This gain on disposal of the property was regarded as capital gain and classified as non-taxable income under the tax rule of Hong Kong. The HK$13,880,000 receivable from Mr. Li Kin Shing representing the consideration was offset against the amount due to Mr. Li Kin Shing and the HK$10,000,000 dividend declared for the year ended December 31, 2022.

After the disposal of the office, FIL continued to occupy the office and entered into a lease agreement with Mr. Li Kin Shing to lease the office for an initial term of two (2) years, which commenced January 1, 2023, for a monthly rental of HK$50,000. Upon the expiry of the above lease term, FIL renewed the lease agreement with Mr. Li to lease the office for an additional term of two (2) years, commencing January 1, 2025, for the same monthly rental.

Guarantees

Certain related parties provided guarantees to the Company in connection with the bank borrowings of the Group. The bank loans of the Group consisted of the following:

Bank Name	Nature of Loan	As at December 31, 2022	As at December 31, 2023	As at December 31, 2024
		HK$’000	HK$’000	HK$’000
Bank of China (Hong Kong)	Revolving loan (1)	11,000	11,000	11,000

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest at 2.25% below the Hong Kong prime rate and is secured by the Company’s office premise located in Hong Kong, a Hong Kong residential property jointly owned by Li Kin Shing and his spouse and a personal guarantee from Li Kin Shing. This loan was first drawn down on October 22, 2018 and has been rolled over for every six-month period. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. The previous security charged over the Company’s office premise located in Hong Kong was released on September 29, 2022.

Transactions with related parties were conducted in the normal course of business and at prices and terms no less than those charged to and contracted with other independent third parties.

Leases

During the fiscal years ended December 31, 2022, 2023 and 2024, our Operating Subsidiaries leased a director’s quarters and office space located in Hong Kong from a related party as follows:

Premise	Relationship with the lessor	Rental payment for the year ended December 31, 2022 (HK$’000)	Rental payment for the year ended December 31, 2023 (HK$’000)	Rental payment for the year ended December 31, 2024 (HK$’000)
Director’s quarters	Lessor is a company owned by Mr. Li Kin Shing and his spouse	600	600	77
Hong Kong office(1)	Lessor is Mr. Li Kin Shing	0	600	77

(1) See “Sale / Lease,” above

The related party transactions were determined on an arm-length basis by reference to the market price of comparable premises.

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2022	December 31, 2023	December 31, 2024
				(HK$’000)	(HK$’000)	(HK$’000)
Mr. Li Kin Shing	Former sole shareholder and executive director	Advance from a former sole shareholder	Amounts due to related parties	2,855	151	1,714

Mr. Chiu Yat Chung Gary	Former senior management	Advance from a former senior management	Amounts due to related parties	2,262	2,262	1,262

Mr. Li Siu Lun Allan	Senior management	Advance from a member of senior management	Amounts due to related parties	0	0	80

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

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended December 31, 2024.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the Hong Kong dollar and our overseas sales and procurement were denominated in United States dollars during the financial years ended December 31, 2022, 2023 and 2024. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Item 12. Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on management’s assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of December 31, 2024. The material weaknesses identified were as follows:

(i) we have limited controls over information processing;

(ii) we have inadequate segregation of duties;

(iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines; and

(iv) we do not have a qualified CFO, with US GAAP accounting knowledge and significant experience working in U.S. listed companies on financial reporting, in place to oversee our financial reporting, and we currently rely on external consultants regarding financial reporting functions.

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the exemption provided to issuers that are not “large accelerated filers” nor “accelerated filers” under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Zhang Peng as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at http://www.fenbo.com. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended December 31, 2023 and 2024:

	Financial Year Ended December 31, 2023	Financial Year Ended December 31, 2024
Audit Fees	$160,000	$240,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$160,000	$240,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants.

On December 31, 2024, we accepted the resignation of Centurion ZD CPA & Co. (“Centurion”) as our independent registered public accounting firm. The report of Centurion on our financial statements for the fiscal year ended December 31, 2023 contained no adverse opinion or disclaimer of opinion and was not modified. During our fiscal years ended December 31, 2022 and 2023 and the subsequent interim period preceding Centurion’s resignation, we had no disagreements with Centurion on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period. The decision to accept the resignation and change our independent accountant was approved and ratified by our Board of Directors on March 24, 2025.

During our fiscal years ended December 31, 2022 and 2023 and the subsequent interim period preceding Centurion’s resignation, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K.

We engaged SR CPA & Co. (“SR CPA”) as our new independent registered public accounting firm effective January 2, 2025. During the prior two fiscal years and through the date of SR CPA’s engagement, we did not consult with SR CPA regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of SR CPA as our new independent registered public accounting firm, our Board of Directors considered all relevant factors, including but not limited to, the independence of SR CPA & Co., its audit experience and its Mandarin speaking personnel.

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Item 16J. Insider Trading Policies

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

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

a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity or availability of its information systems or any information residing therein

b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (i.e., whether there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or whether it would have significantly altered the “total mix” of information made available), assessing among other factors potential or actual financial impacts, reputational damage and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial Officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2024.

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

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fenbo Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fenbo Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SR CPA & Co
SR CPA & Co.
Hong Kong
May 13, 2025
We have served as the Company’s auditor since 2025.
PCAOB ID No. 7249

FENBO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024	2024
		HK$’000	HK$’000	US$’000
Assets
Current assets:
Cash		46,342	27,476	3,537
Accounts receivable, net	3	31,486	37,342	4,807
Inventories	4	14,088	11,502	1,481
Prepaid expenses and other current assets	5	6,017	3,679	474
Total current assets		97,933	79,999	10,299

Property, plant and equipment, net	6	1,244	1,118	144
Right-of-use assets	7	3,801	15,295	1,969
Total non-current assets		5,045	16,413	2,113
TOTAL ASSETS		102,978	96,412	12,412

Liabilities
Current liabilities
Bank loan – current	9	11,000	11,000	1,416
Accounts payable		18,482	15,223	1,960
Other payables and accrued liabilities	8	7,049	6,313	813
Lease liabilities – current	7	4,060	5,822	750
Amounts due to related parties	10	2,413	3,056	393
Total current liabilities		43,004	41,414	5,332

Non-current liabilities
Lease liabilities – non-current	7	198	9,482	1,221
TOTAL LIABILITIES		43,202	50,896	6,553

Commitments and contingencies	15	-	-	-

Shareholders’ equity
Preference shares US$0.0001 par value per share; 3,000,000 authorized capital; nil shares issued and outstanding		-	-	-
Ordinary shares US$0.0001 par value per share; 300,000,000 authorized capital; 11,062,500 shares issued and outstanding (2023: 11,000,000 shares issued and outstanding)	13	9	9	1
Additional paid-in capital		28,494	30,570	3,936
Statutory reserve	13	2,806	2,806	361
Retained earnings		28,721	13,239	1,704
Accumulated other comprehensive loss		(254)	(1,108)	(143)
Total shareholders’ equity		59,776	45,516	5,859
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		102,978	96,412	12,412

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amount in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
	Note	2022	2023	2024	2024
		HK$’000	HK$’000	HK$’000	US$’000
Revenues		119,728	119,110	132,907	17,110
Cost of sales		(100,892)	(97,004)	(108,084)	(13,914)
Gross profit		18,836	22,106	24,823	3,196
Operating expenses:
Selling and marketing expenses		(2,057)	(1,961)	(2,195)	(283)
General and administrative expenses		(19,239)	(20,535)	(36,391)	(4,684)
Total operating expenses		(21,296)	(22,496)	(38,586)	(4,967)
Loss from operations		(2,460)	(390)	(13,763)	(1,771)
Other income (expenses):
Exchange gain, net		-	213	-	-
Gain (loss) on disposal of property, plant and equipment		12,458	(1)	-	-
Interest income		20	84	275	35
Interest expense	9	(1,581)	(1,708)	(552)	(71)
Government grant		-	205	167	21
Sundry income, net		528	266	132	17
Total other income (expenses), net		11,425	(941)	22	2
Income (Loss) before income tax expense		8,965	(1,331)	(13,741)	(1,769)
Income tax expense	12	(312)	(131)	(1,741)	(224)

Net income (loss)		8,653	(1,462)	(15,482)	(1,993)

Other comprehensive loss
Foreign currency translation loss, net of taxes		(2,575)	(809)	(854)	(110)

Total comprehensive income (loss)		6,078	(2,271)	(16,336)	(2,103)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted (cents)	14	86.53	(14.50)	(139.98)	(18.02)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	14	10,000,000	10,084,932	11,059,932	11,059,932

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Shares*	Amount	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2022	10,000,000	8	-	2,806	3,130	31,530	37,474
Net income for the year	-	-	-	-	-	8,653	8,653
Dividend declared	-	-	-	-	-	(10,000)	(10,000)
Foreign currency translation	-	-	-	-	(2,575)	-	(2,575)
Reorganization	-	-	2,492	-	-	-	2,492

As of December 31, 2022	10,000,000	8	2,492	2,806	555	30,183	36,044
Net loss for the year	-	-	-	-	-	(1,462)	(1,462)
Foreign currency translation	-	-	-	-	(809)	-	(809)
Issuance of ordinary Shares, net of issuance costs	1,000,000	1	26,002	-	-	-	26,003
As of December 31, 2023	11,000,000	9	28,494	2,806	(254)	28,721	59,776

Net loss for the year	-	-	-	-	-	(15,482)	(15,482)
Foreign currency translation	-	-	-	-	(854)	-	(854)
Issuance of ordinary shares, net of issuance costs	62,500	-	2,076	-	-	-	2,076

As of December 31, 2024	11,062,500	9	30,570	2,806	(1,108)	13,239	45,516

		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2024	11,062,500	1	3,936	361	(143)	1,704	5,859

*	In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 10,000,000 shares of ordinary shares outstanding effected on November 18, 2022 that have been retroactively restated to the beginning of the first period presented. On December 1, 2023 the Company closed the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 shares of ordinary shares were issued at the IPO price of $5.00 per share after the offering. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.” On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share.

The accompanying notes are an Integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2022	2023	2024	2024
	HK$’000	HK$’000	HK$’000	US$’000
Operating activities
Net income (loss)	8,653	(1,462)	(15,482)	(1,993)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	702	506	505	65
Amortization of right to use assets	4,862	5,410	6,824	879
Interest on lease liabilities	469	313	368	47
(Gain) Loss on disposal of property, plant and equipment	(12,458)	1	-	-
Change in operating assets and liabilities:
Change in accounts receivable	10,228	789	(5,856)	(754)
Change in inventories	4,217	1,475	1,981	255
Change in prepaid expenses and other current assets	(2,977)	2,526	2,166	279
Change in accounts payable	(2,253)	5,073	(4,060)	(523)
Change in other payables and accrued liabilities	267	1,398	(858)	(110)
Payments on lease	(6,015)	(6,301)	(6,935)	(893)
Net cash provided by (used in) operating activities	5,695	9,728	(21,347)	(2,748)

Investing activities
Purchase of property, plant and equipment	(554)	(284)	(405)	(52)
Net cash used in investing activities	(554)	(284)	(405)	(52)

Financing activities
Proceeds from issuance of ordinary shares	-	26,003	2,076	267
Advances from (repayment to) related parties	5,034	(2,704)	643	83
Net cash provided by financing activities	5,034	23,299	2,719	350

Net increase (decrease) in cash	10,175	32,743	(19,033)	(2,450)
Effect on exchange rate change on cash	(318)	(254)	167	21

Cash as of beginning of the year	3,996	13,853	46,342	5,966

Cash as of the end of the year	13,853	46,342	27,476	3,537

Supplementary Cash Flows Information
Cash paid for interest	1,581	1,708	837	108
Net cash paid (refund) for taxes	3,492	(196)	(260)	(34)
Supplemental schedule of non-cash investing and financing activities:
Dividend made by addition to the amount due to related parties	(10,000)	-	-	-
Consideration for the sale of property to the shareholder settled by deduction from the amount due to the related parties	13,880	-	-	-

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

Note 2 Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, the imputed interest rate of leases, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the Hong Kong Dollars (“HK$”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the consolidated statement of income and comprehensive income.

The functional currency of RLHL, Fenbo Industries and Able Industries are HK$. The functional currency of Fenbo SZ is Renminbi (“RMB”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiary using RMB as functional currency, the Company’s assets and liabilities are expressed in HK$ at the exchange rate on the balance sheet date, which is 0.9424 and 0.9126 as of December 31, 2024 and 2023, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 0.9233 and 0.9070 for the years ended December 31, 2024 and 2023, respectively.

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Company’s financial condition in terms of reporting in HK$.

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.12874 = HK$1. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

Other receivables

Other receivables primarily include rental deposit, value-added tax (“VAT”) refundable, prepayment and income tax refundable. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

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

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

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

Impairment of long-lived assets

Long-lived assets, including property, plants and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

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

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at December 31, 2024, and 2023, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the year ended December 31, 2024 and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company’s revenues are generated from the production and sales of premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products. This performance obligation is satisfied at a point of time and recognized in revenue upon the transfer of control of the goods to the customers

Interest income from banks is recognized when received.

Cost of revenue

The cost of revenue primarily consists of the cost of raw materials, direct labor costs and factory overhead.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were HK$ 1,342,000, HK$1,342,000 and HK$1,342,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using HK$ as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the owners of the Company divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

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

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This new standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard in the fourth quarter of 2024, which did not have a material impact on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company does not expect a material impact from the adoption of this guidance on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods thereafter. Early adoption is permitted. The ASU applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

Concentrations of Risks

(a) Foreign currency risk

A majority of the Group’s revenue and expense transactions are denominated in the functional currency of its subsidiaries.

For the Hong Kong operation, as the HK dollar is pegged to the US dollar since 1983, and since May 2005, the US$ 1 is within the range of HK$ 7.75 to HK$ 7.85, management considered that the foreign currency risk for the Hong Kong dollar is limited under the pegging arrangement.

For the PRC operations, the RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC government policy may impact the exchange rate between the RMB and the HK$ in the future. The change in the value of the RMB relative to the HK$ may affect the Company’s financial results reported in HK$ without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the HK$ and RMB. If the RMB depreciates against the HK$, the value of RMB revenues, earnings and assets as expressed in HK$ financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024 and 2023 substantially all of the Company’s cash was held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c) Customer concentration risk

The Company has a high concentration risk. For the year ended December 31, 2024 and 2023, one customer accounted for the Group’s total revenue and the total balance of account receivables for the year ended December 31, 2024 and 2023

(d) Vendor concentration risk

For the year ended December 31, 2024, the five and ten largest vendors accounted for 59% and 79% of the Company’s total purchases respectively. For the year ended December 31, 2023, the five and ten largest vendors accounted for 59% and 79% of the Company’s total purchases respectively.

Note 3 Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	HK$’000	HK$’000	US$’000
Accounts receivable	31,486	37,342	4,807
Allowance for doubtful accounts	-	-	-
Total accounts receivable, net	31,486	37,342	4,807

Note 4 Inventories

Inventories consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	HK$’000	HK$’000	US$’000
Raw materials	6,171	4,934	635
Work in progress	2,070	2,002	258
Finished goods	5,847	4,566	588
Total inventories	14,088	11,502	1,481

Note 5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	HK$’000	HK$’000	US$’000
Rental deposit	1,089	1,852	238
VAT refundable	961	860	111
Prepayment	1,747	125	17
Income tax refundable	1,147	73	9
Other receivables	1,073	769	99
	6,017	3,679	474

Note 6 Property, plants and equipment, net

	December 31, 2023	December 31, 2024	December 31, 2024
	HK$’000	HK$’000	US$’000
Machinery & equipment	2,832	2,845	366
Electronic equipment	33	56	7
Office equipment	2,193	2,394	308
Computer software	109	106	8
Motor vehicles	2,471	2,459	317
Total cost	7,638	7,860	1,006
Less: Accumulated depreciation	(6,394)	(6,742)	(862)
Net book value	1,244	1,118	144

Depreciation expenses recognized for the years ended December 31, 2024, 2023 and 2022 were HK$505,000, HK$506,000 and HK$702,000, respectively.

Note 7 Right-of-use assets and operating lease liabilities

As of December 31, 2024, the Company had the following non-cancellable lease contracts:

Description of lease	Term	Imputed interest rate

Director’s quarters, Kowloon, Hong Kong	24 months from May 1, 2023 to April 30, 2025	5.6%
Office, Kowloon, Hong Kong	24 months from January 1, 2025 to December 31, 2026	5.6%
Production plant and administration facility, Shenzhen, PRC	3 years from July 16, 2024 to July 15, 2027	3.45%

The following amounts were recognized in the consolidated balance sheets:

	December 31, 2023	December 31, 2024	December 31, 2024
	HK$’000	HK$’000	US$’000
Right-of-use assets	3,801	15,295	1,969

Operating lease liabilities
Current	4,060	5,822	750
Non-current	198	9,482	1,221
	4,258	15,304	1,971

A summary of lease costs recognized in the Company’s consolidated statements of income and supplemental cash flow information relating to the operating leases is as follows:

	For the year ended December 31
	2023	2024	2024
	HK$’000	HK$’000	US$’000
Amortization charge of right-of use assets	5,410	6,824	879
Right-of-use assets obtained in exchange for operating lease liabilities	-	17,604	2,260
Interest on lease liabilities	313	368	47
Cash paid for operating leases	6,301	6,935	893

Future undiscounted lease payments as of December 31, 2024 are as follows:

Year ending December 31	HK$’000	US$’000
2025	6,240	803
2026	6,234	803
2027	3,492	450

Future minimum operating lease payments	15,966	2,056
Less: Imputed interest	(662)	(85)

Total operating lease liabilities	15,304	1,971

Note 8 Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following:

	December 31, 2023	December 31, 2024
	HK$’000	HK$’000	US$’000
Accrued salary	4,561	6,272	808
Income tax payable	17	5	1
Other payables	2,471	36	4
	7,049	6,313	813

Note 9 Credit facilities

As of December 31, 2024 and 2023, bank loan consisted of the following:

		December 31
Bank Name	Nature of Loan	2023	2024
		HK$’000	HK$’000
Bank of China (Hong Kong)	Revolving loan(1)	11,000	11,000
Total		11,000	11,000

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest of 2.25% below Hong Kong prime rate and is collateralized by the Company’s office premises located in Hong Kong; a Hong Kong property jointly owned by Mr. Li and his spouse and a personal guarantee from Mr. Li. This loan was first drawn down on October 22, 2018 and has been rolled over for every six-month period. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. The security charged over the Company’s office premises located in Hong Kong was released since September 29, 2022.

Interest expenses incurred from bank borrowings were HK$474,000, HK$396,000 and HK$313,000 for the years ended December 31, 2024, 2023 and 2022, respectively. The interest expense represented the weighted average interest rate of 3.6%, 3.6% and 2.8%, respectively, for the years ended December 31, 2024, 2023 and 2022.

Note 10 Related party balances and transactions

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2023 (HK$’000)	December 31, 2024 (HK$’000)	December 31, 2024 (US$’000)

Mr. Li	Former sole shareholder and executive director	Advance from a former sole shareholder	Amounts due to related parties	151	1,714	221
Mr. Chiu Yat Chung Gary	Former senior management	Advance from a former senior management	Amounts due to related parties	2,262	1,262	162
Mr. Li Siu Lun, Allan	Senior management	Advance from a member of senior management	Amounts due to related parties	-	80	10
Total amounts due to related parties				2,413	3,056	393

The above amounts are unsecured, non-interest bearing and repayable on demand.

Related party transactions (Guarantees)

The related parties made guarantees to the Company in relation to all the bank borrowings of the Group. Please refer to the Note 9 for details of each guarantee made by the related parties in relation to all the bank borrowings of the Group as of December 31, 2024 and 2023.

Related party transactions (Sale / lease of properties)

The Company entered into the following rental agreement with a related party for a director quarter situated in Hong Kong:

Premises	Relationship with the lessor	Rental payment for the year ended December 31, 2022 (HK$’000)	Rental payment for the year ended December 31, 2023 (HK$’000)	Rental payment for the year ended December 31, 2024 (HK$’000)	Rental payment for the year ended December 31, 2024 (US$’000)
Director’s quarters	Lessor is a company owned by Mr. Li and his spouse	600	600	600	77
Hong Kong office	Lessor is Mr. Li and his spouse	-	600	600	77

In December 2022, FIL sold its headquarter and sales office in Hong Kong to Mr. Li, the Company’s Executive Director and sole shareholder at that moment, at a consideration of HK$13,880,000. The carrying net book value of the office as of the transaction date was HK$1,349,000, and one-off gain on disposal of the property of HK$12,531,000 was recognized in the income statement of the Group for the year ended December 31, 2022. This gain on disposal of property was regarded as capital gain and classified as a non-taxable income under the tax rule of Hong Kong. The sale consideration of HK$13,880,000 receivable from Mr. Li was offset against the amount due to Mr. Li, and the dividend declared of HK$10,000,000 for the year ended December 31, 2022.

After the disposal of the office, FIL continued to occupy the office and entered into a lease agreement with Mr. Li to lease this office for an initial term of two (2) years, commencing January 1, 2023, for a monthly rental of HK$50,000. Upon the expiry of the above lease term, FIL renewed such lease agreement with Mr. Li to lease this office for an initial term of two (2) years, commencing January 1, 2023, for a monthly rental of HK$50,000.

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

Note 12 Income taxes

The provision for income taxes consists of the following:

	For the year ended December 31
	2022	2023	2024	2024
	HK$’000	HK$’000	HK$’000	US$’000
Current tax
- Hong Kong	274	-	686	88
- Other countries	38	131	1,055	136
	312	131	1,741	224

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	HK$’000	HK$’000	HK$’000	US$’000
Income (loss) before income tax	8,965	(1,331)	(13,741)	(1,769)

Provision for income taxes at Hong Kong profits tax rates of 16.5%	1,479	(220)	(2,267)	(291)
Effect of different tax rates available to different jurisdictions	(355)	131	3,162	407
Non-deductible expenses and non-taxable income, net	(812)	-	(35)	(5)
Under provision from prior year	-	-	590	76
Others	-	220	291	37
Income tax expense	312	131	1,741	224

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

Hong Kong

Fenbo Industries and Able Industries are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5% for assessable profits.

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

Note 13 Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on September 30, 2022. The authorized number of ordinary shares was 300,000,000 shares with a par value of US$ 0.0001 per ordinary share.

For the purpose of undertaking an initial public offering (“IPO”) of the Company’s ordinary shares, the Company performed a series of re-organizing transactions resulting in 10,000,000 ordinary shares outstanding effected on November 18, 2022. On December 1, 2023 the Company closed on the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 ordinary shares were issued at the IPO price of $5.00 per share in the offering. All these shares rank pari passu with the existing shares in all aspects. The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.”

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

On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share. All these shares rank pari passu with the existing shares in all aspects.

Note 14 Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	HK$’000	HK$’000	HK$’000	US$’000
Basic and diluted income (loss) per share
Numerator:
Net income (loss) for the year attributable to the Company’s ordinary shareholders	8,653	(1,462)	(15,482)	(1,993)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding	10,000,000	10,084,932	11,059,932	11,059,932

Weighted average number of basic and diluted ordinary shares used in calculating income (loss) per share	10,000,000	10,084,932	11,059,932	11,059,932

Basic and diluted net income (loss) per share (cents)	86.53	(14.50)	(139.98)	(18.02)

Note 15 Commitments and Contingencies

Lease Commitments

The Company entered into leases for production plant in the PRC and director’s quarters. Please refer to Note 7 for details.

Contingencies

There were no contingencies identified for the years ended December 31, 2024 and 2023.

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

Note 17 Subsequent Event

The Company evaluated all events and transactions that occurred after December 31, 2024, up through the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements.

Item 19. Exhibits

1.1	Memorandum and Articles of Association of the Registrant dated September 30, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
2.1	Specimen Ordinary share certificate (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
2.2	Description of Registered Securities (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
4.1	Form (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.2	Form of Indemnification Agreement incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.3	Audit Committee Charter (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.4	Amended Audit Committee Charter (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
4.5	Nomination Committee Charter (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.6	Compensation Committee Charter (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.7	Amended Compensation Committee Charter (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
4.8	Lease Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.9	Employment Letter Agreement with Mr. Li Siu Lun Allan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.10	Employment Letter Agreement with Mr. Li Kin Shing (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.11	Employment Letter Agreement with Mr. Fu Wai Yip (Freddy) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.12	Bank Facility Letter dated September 29, 2022 between Fenbo Industries Limited and Bank of China (Hong Kong) (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.13	Lease Agreement for Factory and Dormitory (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.14	Headquarter Purchase Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
8.1	List of Subsidiaries of Fenbo Holdings Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
11.1	Code of Ethics of Business Conduct and Ethics of the Company (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
11.2	Insider Trading Policy of the Fenbo Holdings Limited (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*Filed herewith.

** Furnished herewith.

100

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 13, 2025	/s/Huang Hongwu
Huang Hongwu, Chief Executive Officer (Principal Executive Officer)

Dated: May 13, 2025	/s/ Wang Xuefei
Wang Xuefei, Chief Financial Officer (Principal Financial and Accounting Officer)

101