Form 20-F
period 2025-12-31
Fenbo Holdings Ltd
filed 2026-05-15
CIK 1957001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Huang Hongwu, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +(852) 2343 3328

Email: huanghongwu@fenbo.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0001	FEBO	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,062,500 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares, $0.0001 par value, at December 31, 2025

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

In connection with our initial public offering completed in December 2023, the Company completed a series of re-organizing transactions effective November 18, 2022, that resulted in 10,000,000 Ordinary Shares outstanding, such share balance having been retroactively restated to the beginning of the first period presented herein. Luxury Max Investments Limited (“LMIL”) held all of such ordinary shares immediately following the reorganization.

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. For the purpose of presenting the financial statements of our Operating Subsidiary, Fenbo Plastic Products Factory (Shenzhen) Ltd., for which the functional currency is the RMB, the Company’s assets and liabilities are expressed in Hong Kong dollars at the exchange rate on the balance sheet date, which is 0.8988, 0.9424, and 0.9126 as of December 31, 2025, December 31, 2024 and December 31, 2023 respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the year, which is 0.9213, 0.9233, and 0.9070 for the financial years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

This Annual Report also contains translations of Hong Kong dollars into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made at US$0.12821 to HK$1 for convenient sake. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group,” “FEBO” and the “Company” refer to Fenbo Holdings Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Rich Legend Holdings Limited (“RLHL”), incorporated in the British Virgin Islands; (ii) Fenbo Industries Limited (“FIL”), incorporated in Hong Kong; (iii) Able Industries Ltd. (“AIL”), incorporated in Hong Kong; and (iv) Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”), incorporated in the PRC (“China” or the “PRC”) (FIL, AIL and FPPF, collectively, are referred to herein as the “Operating Subsidiaries”).

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

Our net loss for the for the fiscal years ended December 31, 2025, 2024 and 2023 was HK$8,785,000 (US$1,126,000), HK$13,741,000 and HK$1,462,000, respectively.

The increase in net loss for the fiscal year ended December 31, 2025 compared to fiscal year 2024 was primarily due to increased trade tariffs on our hair styling products exported from China amid ongoing trade tensions between the United States and China, which adversely affected customer demand for our products manufactured in China.

The loss for the fiscal year ended December 31, 2024 increased compared to the fiscal year ended December 31, 2023, primarily due to an increase in general and administrative expenses of HK$16,090,000, which was mainly due to an increase in legal and professional fees (including a marketing consultancy fee paid) and staff costs as a result of the expansion in our Group’s business during the fiscal year ended December 31, 2024.

If we fail to generate sufficient revenues to achieve profitability on a consistent basis or are unable to fund our continuing losses, our business, financial condition and results of operations may be materially and adversely affected.

We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Fenbo Holdings Limited is a holding company, and we rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong, and the Cayman Islands.

The transfer of funds within our organization follows a specific path. Funds held by the Company may be transferred directly to our Hong Kong Operating Subsidiaries, AIL and FIL, without being transferred to our wholly-owned British Virgin Island subsidiary, RLHL. FIL may then transfer funds to our PRC subsidiary, FPPF, to support its operations. Conversely, if the Company intends to distribute dividends, funds may be transferred from FPPF to FIL in accordance with PRC laws. FIL and/or AIL may then transfer funds directly to the Company in accordance with Hong Kong laws, without transferring the funds to RLHL. The Company will then distribute dividends to all of its shareholders in proportion to the Ordinary Shares they hold, in accordance with the laws and regulations of the Cayman Islands. As advised by Harney Westwood & Riegels, our Cayman Islands counsel, under the laws of the Cayman Islands, a company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Our ability to receive distributions is subject to various regulations. As advised by SH Wong & Co., our Hong Kong counsel, under the Companies Ordinance of Hong Kong, dividends may only be paid out of distributable profits. There are no restrictions under the laws of Hong Kong on the conversion of HK dollars into foreign currencies or the remittance of currencies out of Hong Kong. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends. Under PRC laws, our PRC subsidiary, FPPF, is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserves until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2025, these restricted assets totaled approximately HK$2,806,000, or US$360,000.

Despite the current legal framework, there can be no assurance that the PRC or Hong Kong government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors. Such actions could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong. While we do not have a formal cash management policy, all fund transfers are subject to internal management review and approval, and we intend to conduct regular reviews for our Board of Directors. In addition, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

As of December 31, 2025, no dividends or distributions have been made by any of our Operating Subsidiaries to the Company.

Any limitation on the ability of our Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our business, financial condition, results of operations, and the value of our Ordinary Shares.

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

Our Controlling Shareholders have potential conflicts of interest with our Company which may adversely affect our business.

As of December 31, 2025, we had 3,062,500 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares, $0.0001 par value per share, issued and outstanding. LMIL owns 8,000,000 Class B Ordinary Shares, representing approximately 72.3% of our total issued and outstanding Ordinary Shares and approximately 98.1% of our total voting power. We are a controlled company as defined under the Rule 5615(c) of The Nasdaq Stock Market LLC (“Nasdaq”) because, Mr. Huang Hongwu, our Chief Executive Officer, chairman of the Board and executive director, and Ms. Wang Xuefei, our Chief Financial Officer and executive director, through their respective ownership of 60% and 40% of the outstanding shares of LMIL, collectively control LMIL and therefore indirectly control the voting power of the shares held by LMIL.

Our board of directors is comprised of a majority of independent directors. These independent directors may be in a position to deter and counteract the actions of our officers or non-independent directors (including, potentially, Mr. Huang and Ms. Wang) that are against our interests. We cannot, however, give any assurance as to how the independent directors will act in any given circumstance. Further, if we or the independent directors cannot resolve any conflicts of interest between us and those of our officers and directors who are management members of our affiliated companies in the PRC, we would have to rely on legal proceedings, which could result in the disruption of our business.

In the event that you believe that your rights have been infringed under the securities laws or otherwise as a result of any one of the circumstances described above, it may be difficult or impossible for you to bring an action against us or our officers or directors who reside within the PRC. Even if you are successful in bringing an action, the PRC laws may render you unable to enforce a judgment against our assets and management, most of which are located in the PRC.

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

Our Operating Subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on our PRC Operating Subsidiary, FPPF.

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

We are based in Hong Kong and conduct operations in China and Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since we are based and conduct business in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

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

In recent years, the U.S. government has imposed significant tariffs and other trade barriers on a broad range of goods imported from the PRC in response to perceived unfair trade practices. In response, the PRC government has implemented retaliatory measures. The imposition of these tariffs and the resulting trade tensions have in the past resulted in the cancellation of a substantial number of orders and a delay or reduction in further orders from our sole customer, Spectrum Brands, which has had a material adverse effect on our business and results of operations.

Our sole customer is Spectrum Brands, a U.S. corporation headquartered in the U.S. We do not have a long-term agreement with Spectrum Brands and their purchases are made on an order-by-order basis. The imposition of such tariffs has previously resulted in the cancellation by Spectrum Brands of a substantial number of its orders and a delay or reduction in further orders.

Based on the uncertainty regarding the continued imposition of tariffs and the percentages of such tariffs, it is difficult to predict the full impact of the tariffs on our business operations and what steps to take to mitigate such impacts. However, in order to commence mitigation of the adverse effects of the tariffs on our operations, we are exploring the possibility of closing our factory, which is located in China, and establishing a factory in another country. Unless the tariff situation improves to our satisfaction, we are evaluating the potential closure of our current factory in China and the establishment of manufacturing operations in another country; however, no assurance can be given as to whether, when, or on what terms any such actions may occur.

Moreover, tariffs could increase the cost to us of manufacturing our products as well as the cost to our U.S. customer of importing our products. The global trade environment remains dynamic and uncertain. Political uncertainty surrounding international trade disputes and the potential of their escalation could have a negative effect on overall consumer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business or our results of operations, as well as the financial condition of our customer. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations, what products may be subject to such actions, or what actions may be taken by other countries in response. Any increased trade barriers or restrictions on global trade could have a materially adverse impact on our business and financial results.

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

If our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution. Based on advice of our HK counsel, we believe we have established the necessary protocols and data collection standards to ensure compliance with the PDPO.

Moreover, the increase in attention to and regulation of data protection, data privacy and cybersecurity across the globe in recent years will require us to further devote resources and incur additional costs associated with compliance. Although we strive to comply with applicable laws and regulations regarding data protection and data privacy and to inform our suppliers and customer of our business practices, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data collection, use, maintenance and other processing practices or that it may be argued that our practices do not comply with Hong Kong’s Personal Data (Privacy) Ordinance. Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we do business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well as the need to implement any changes due to newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged, and therefore our business operations, financial position and results of operations could be materially and adversely affected.

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

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to maintain our listing on a U.S. or other foreign exchange, access the capital markets or issue securities in the future, and cause our Ordinary Shares to significantly decline in value or become worthless.

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

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to conduct an overseas listing or securities offering.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and relevant supporting guidelines, which came into effect on March 31, 2023. On February 17, 2023, the CSRC also issued the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Notice”). Pursuant to the Trial Measures and the CSRC Notice, among other things, (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, must complete certain filing procedures with the CSRC within three working days following its submission of an initial public offering or listing application; and (ii) domestic companies which have already, directly or indirectly, offered and listed securities in overseas markets prior to the effectiveness of the Trial Measures are required to fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market. If the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (ii) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. The determination of indirect overseas listings by domestic enterprises shall follow the principle of substance over form. Where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

It is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. Should new regulations be introduced, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review in connection with our continued listing or future securities offerings or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the continued listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review in the future. We may be required to complete the filing procedures with the CSRC pursuant to the Trial Measures. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition, may adversely affect our continued listing or capital-raising activities, and may cause our Ordinary Shares to significantly decline in value or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to maintain our listing or access the capital markets and cause our Ordinary Shares to significantly decline in value or become worthless. As of the date of this Annual Report, except for the CSRC filing required under applicable PRC regulations for overseas listings or securities offerings, no effective laws or regulations in the PRC explicitly require us to seek approval from any other PRC governmental authorities in connection with our current overseas listing, nor has the Company or any of our Operating Subsidiaries received any inquiry, notice, warning or sanctions from the CSRC or any other PRC governmental authorities.

These recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert greater oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities. Any future action by the PRC government increasing the scrutiny by the CSRC could significantly limit or completely hinder our ability to maintain our listing or raise capital and could cause such securities to significantly decline in value or become worthless.

Failure to comply with PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or us to liability or penalties, limit our ability to inject capital into PRC subsidiary or limit PRC subsidiary’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 14, 2014, which replaced the former circular commonly known as the “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in the SAFE Circular 37 as a “special purpose vehicle.” The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required the SAFE registration, the special purpose vehicle may be prohibited from making profit distributions to the shareholder, and the shareholder may be restricted in its ability to contribute foreign exchange or additional capital into PRC.

We have notified substantial beneficial owners of Ordinary Shares who we know are PRC residents of their filing obligation. However, such beneficial owners may not have completed SAFE registration and we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with the SAFE Circular 37 and subsequent implementation rules. Furthermore, since it is unclear how the SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategies. Failure to register or comply with relevant requirements may limit our ability to contribute additional capital to our PRC subsidiary or limit our PRC subsidiary to make profit distributions to us or our shareholder who are PRC resident.

If the Chinese government were to impose new requirements for approval from PRC authorities in connection with overseas securities activities, such actions could materially and adversely affect our business, financial condition and the market value of our securities.

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

As of the date of this Annual Report, no effective laws or regulations in the PRC explicitly require the Company and its PRC subsidiary to seek approval from any other PRC governmental authorities in connection with our existing operations or current overseas listing, nor has the Company or any of our Operating Subsidiaries received any inquiry, notice, warning or sanctions from the CSRC or any other PRC governmental authorities; In addition, FIL, our Hong Kong subsidiary that owns 100% of the outstanding shares of FPPF, is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with them. Any such developments could result in material adverse changes in our business operations and financial position and may limit our ability to maintain our overseas listing or access capital markets, and cause the market value of our securities to significantly decline or become worthless.

Given the current PRC regulatory environment, it is uncertain whether the Company may be required to complete filings with the CSRC in the future in connection with overseas securities activities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for listings or securities activities. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China; and (C) where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The determination of indirect overseas listings by domestic enterprises shall follow the principle of substance over form.

As of the date of this Annual Report, our Company and our PRC subsidiary have not been involved in any investigations on cybersecurity review initiated by CAC or any PRC regulatory authorities. However, if approvals from the CAC or other PRC regulatory authorities are required in connection with our continued listing or future capital-raising activities, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict cross-border cash transfers, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. If PRC regulatory agencies promulgate new rules requiring additional approvals for overseas securities activities, and we are unable to obtain such approvals or exemptions, the market value of our securities could be materially and adversely affected.

We believe that our PRC subsidiary’ operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which our PRC subsidiary operates may impose new, stricter regulations or interpretations of existing regulations with little advance notice that would require additional expenditures and efforts to ensure our subsidiary’s compliance with such regulations or interpretations. Our PRC subsidiary may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that our PRC subsidiary is not able to substantially comply with any existing or newly adopted laws and regulations, our business operations may be materially adversely affected and the value of our Ordinary Shares may significantly decrease.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Operating Subsidiaries’ Business Operations and Industry

We rely on one customer, and if we fail to retain this customer or attract new customers, our business, financial condition, results of operations and growth prospects will be materially and adversely affected, and we would likely be forced to cease our business operations.

We rely on one customer who contributed approximately 100% of our total revenues for the fiscal years ended December 31, 2025, 2024 and 2023. We do not have a long-term agreement with our key customer and their purchases are made on an order-by-order basis. Our business with this customer has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our sole customer is not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customer’s level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in our customer’s business strategies, operational needs and product portfolio, as well as consumer trends. The loss of our sole customer, our inability to attract new customers, a significant decrease in our existing customer’s spending on the products we offer, or a failure to make repeat purchases of our products, would have a severe adverse impact on our business, financial condition, results of operations and growth prospects and would likely result in the cessation and termination of our business.

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

Our sole customer places great emphasis on timely delivery of our products for specific selling seasons, especially during our third fiscal quarter, and on the fulfillment of consumer demand throughout the year. We cannot control all of the various factors that might affect our product delivery. Production delays, difficulties encountered in shipping from overseas, customs clearance delays and operational issues with any of the third-party logistics providers we use are on-going risks of our business. Accordingly, we are subject to risks, including labor disputes, inclement weather, public health crises (such as pandemics and epidemics), natural disasters, possible acts of terrorism, port and canal backlogs and blockages, availability of shipping containers and increased security restrictions associated with the carriers’ ability to provide delivery services to meet our shipping needs. These risks have been exacerbated by surges in demand and shifts in shopping patterns across key markets, which has resulted in carrier-imposed capacity restrictions, carrier delays and longer lead times for our products. Failure to deliver products to our key customer in a timely and effective manner could damage our reputation and result in the loss of our only customer or reduced orders, which could have a material adverse effect on our business, operating results and financial condition.

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

In accordance with the relevant laws and regulations in the PRC, our PRC Operating Subsidiary, FPPF, is required to maintain various approvals, licenses and permits to operate its business, including, but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

Our PRC Operating Subsidiary may be subject to regulatory measures imposed by various governmental entities in the PRC as follows: (i) regulations relating to competition; (ii) electronic commerce law; (iii) regulations relating to intellectual property: copyright, trademark, patent and domain name; (iv) regulations on offshore parent holding companies’ direct investment in and loans to their PRC subsidiaries; (v) regulations relating to foreign exchange; (vi) regulations relating to dividend distributions; (vii) regulations relating to overseas listings; (viii) regulations relating to employment; (ix) regulations relating to customer rights protection; and (x) regulations relating to tax: income tax, value-added tax. As of the date of this Annual Report, our PRC Operating Subsidiary has received all necessary governmental approvals and licenses for operations in the PRC and has not been denied any such licenses or approvals.

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

The uncertainties regarding the effects and duration of global hostilities, including the recent outbreak of war in Ukraine, the Israel-Gaza and Hezbollah conflict and any associated military campaigns have affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of these conflicts could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the business of our sole customer, even though we do not have any direct exposure to Russia or the adjoining geographic regions. In addition, Russia and Ukraine are major exporters of critical minerals needed for semiconductors, which could have a significant negative impact on us and on our sole customer. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control. Moreover, the recent armed conflict between Israel and Hamas is highly unpredictable, and this conflict could lead to further significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, political and social instability and increases in cyberattacks and espionage. Prolonged unrest, intensified military activities or more extensive sanctions impacting the affected regions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our experienced executive directors and senior management team are one of the key factors contributing to our Operating Subsidiaries’ success. Their extensive experience and knowledge of the personal care electric appliance industry help formulate and implement business strategy and foster growth of our Operating Subsidiaries’ business. The loss of services of any senior management members without timely and suitable replacement may cause disruption or loss of our Operating Subsidiaries’ business operations and prospects. Please refer to Item 6. “Directors, Senior Management and Key Employees” in this Annual Report for details about the experience and roles of our Executive Directors, Independent Non-Executive Directors and senior management.

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

Most of our Operating Subsidiaries’ sales are settled in U.S. dollars. Our Operating Subsidiaries currently do not have a foreign currency hedging policy. For the fiscal year ended December 31, 2025, our Operating Subsidiaries did not record any foreign exchange gain or loss. For the fiscal year ended December 31, 2024, our Operating Subsidiaries did not record any foreign exchange gain or loss. For the fiscal year ended December 31, 2023, our Operating Subsidiaries recorded a net foreign exchange gain of approximately HK$213,000. Significant volatility in foreign exchange rates may negatively affect our results of operations and other comprehensive income.

In addition, our Operating Subsidiaries’ revenues and expenses will also be denominated in Hong Kong dollars. Although the exchange rate between of the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars and U.S. dollars may have a material adverse effect on our Operating Subsidiaries’ revenue and financial condition. For example, to the extent that we were required to convert U.S. dollars we received from our operations or financing activities into Hong Kong dollars for our Operating Subsidiaries’ operations, fluctuations in the exchange rates of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps, or currency borrowings to hedge our exposure to foreign currency risk.

Our Operating Subsidiaries are exposed to the credit risk of their customers.

The credit risk exposure of our Operating Subsidiaries mainly arises from trade receivables from our customers. As of December 31, 2025, 2024, and 2023, our Operating Subsidiaries’ accounts receivable amounted to approximately HK$26,760,000, HK$37,342,000, and HK$31,486,000, respectively, which represented approximately 36.6%, 38.7%, and 30.6% of total assets, respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, our Operating Subsidiaries did not record any impairment/reversal of accounts receivables. However, our Operating Subsidiaries are still subject to the credit risk of their customers and their liquidity is dependent on their customers making prompt payments.

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

We may not be adequately insured against losses and liabilities arising from our operations

We recognize that our business is subject to various operational risks and potential liabilities, as described in the risk factors above. We currently maintain employees’ compensation insurance, which does not have limitation on damages or when the pre-determined amount of compensation exceeds our total consideration. We do not carry an office insurance, professional indemnity for projects, or directors’ and officers’ liability insurance. Although we believe our existing insurance coverage is generally consistent with industry practice and addresses certain foreseeable risks, it may not be adequate to cover all potential losses, claims, or damages suffered by us. Any recovery under our insurance policies depends on the assessment and approval of the relevant insurers in accordance with the terms under the policies. There is no assurance that we will be indemnified in full, or at all, in any particular instance. Should we experience losses, damages, or liabilities in the course of our operations that fall outside the scope of our insurance coverage, we may not have adequate funds to satisfy those obligations. Any such payments could have a material adverse effect on our business, results of operations, and financial condition.

Compliance with governmental regulations could increase our operating costs and interfere with our business efforts.

Most U.S. federal, state and local authorities require certification by Underwriters Laboratory, Inc., an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products, or additional electrical appliances which we may develop, may not meet the specifications required by these authorities. A determination that our products are not in compliance with these rules and regulations could result in the imposition of fines or awards of damages to private litigants.

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

On April 16, 2024, our Board of Directors approved the authorization of an amendment to the Company’s Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our Company’s organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into Board governance. See “Management – Audit Committee Charter.”

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

On September 12, 2025, the Company was notified by Nasdaq that it was not in compliance with the Minimum Bid Price Rule. On December 31, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that the Company had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires the Company’s ordinary shares to maintain a minimum closing bid price of $1.00 per share. The letter from Nasdaq stated that the Staff has determined that for the last 10 consecutive business days, from December 16, 2025, through December 30, 2025, the closing bid price of the Company’s Class A Ordinary Shares was at $1.00 per share or greater. The Company reclassified its ordinary shares into Class A and Class B Ordinary Shares at the general meeting on September 29, 2025. Accordingly, the Company is now in compliance with the Minimum Bid Price Rule, and Nasdaq considers this matter closed.

There can be no assurance that we will be able to maintain compliance with the Minimum Bid Price Rule or any other Nasdaq continued listing standard. The market price of our Class A Ordinary Shares may be affected by factors beyond our control, including market volatility and sales of substantial numbers of shares by existing shareholders, which could cause the bid price of our Class A Ordinary Shares to again fall below $1.00 per share. Although we have regained compliance, Nasdaq could, in its discretion, impose a monitoring period. During any such monitoring period, if we fail to comply with any applicable continued listing requirement, we may not be entitled to an automatic grace period and Nasdaq could issue a delisting determination.

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

In addition, as long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares

As of the date of this annual report, except for the filing with the China Securities Regulatory Commission (“CSRC”) applicable to our overseas securities listings, no effective laws or regulations in the People’s Republic of China (“PRC”) explicitly require us to seek approval from any other PRC governmental authorities for our current overseas listing status. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain additional approvals or permissions from PRC authorities to maintain or pursue listings on U.S. exchanges in the future, and even if such permissions are obtained, whether they could be subsequently denied, delayed, or rescinded.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanction, or regulatory objection from the CSRC or any other PRC governmental authority regarding our historical overseas securities listings. However, if we are required to obtain approvals or permissions in the future and fail to receive or maintain such approvals, we may be unable to maintain or pursue listings on U.S. exchanges, which could materially and adversely affect the value of our securities and the interests of our investors.

In response to heightened data security and national security concerns relating to overseas listings by PRC-based companies, on January 4, 2022, the Cyberspace Administration of China (“CAC”) issued revised measures expanding the categories of businesses and circumstances subject to cybersecurity review requirements. It remains uncertain whether additional laws, regulations, or rules will be promulgated or existing regulations will be amended, and what the scope, interpretation, or enforcement of such laws or regulations may be. Any such developments could materially impact the operations of our operating subsidiaries, our ability to receive foreign investment, or our ability to maintain or pursue listings on U.S. exchanges. For further information, see “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong.”

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

Additionally, we could be subject to various government and regulatory interference in the regions in which we operate, which could result in a material change in our operations and the value of the securities. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must now apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” We are not currently subject to cybersecurity review with the CAC to conduct business operations in China, given that: (i) we are not the “operator of critical information infrastructure” or “online platform operator;” (ii) we do not possess a large amount of personal information in our business operations; and (iii) as of the date of this Annual Report, we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning or sanction in such respect.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and relevant supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered, and listed securities must be filed with the CSRC within three business days after the offering is completed. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or objection from the CSRC with respect to the continued listing of our Ordinary Shares and the primary production and business operations of the Company are located within China, and therefore it should be deemed to fall under the principle of substance over form, qualifying it as a PRC domestic enterprise. Accordingly, under the Trial Measures, PRC domestic enterprises seeking overseas listings are required to file with the CSRC.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules. If we inadvertently fail to maintain full compliance with all new regulatory requirements outlined in these opinions, or if we are unable to comply with any future implementing rules in a timely or complete manner, our ability to offer or continue to offer our Securities to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline in value or become worthless. We may also face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines or penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities.

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

The dual-class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, which limits the ability of other shareholders to influence corporate matters and could adversely affect the market price of Ordinary Shares.

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Under this structure, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share, resulting in a concentration of voting power in the hands of holders of our Class B ordinary shares.

As of the date of this annual report, LMIL owns approximately 72.3% of our issued and outstanding ordinary shares, consisting of 100% of our outstanding Class B ordinary shares. As a result, we are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) because our Chief Executive Officer, Executive Director and Chairman of the Board of Directors, Mr. Huang Hongwu, and our Chief Financial Officer and Executive Director, Ms. Wang Xuefei, through their respective ownership interests of 60% and 40% in LMIL, indirectly beneficially own 8,000,000 Class B ordinary shares, representing approximately 72.3% of our total issued and outstanding ordinary shares and approximately 98.1% of our total voting power.

As long as Mr. Huang and Ms. Wang collectively maintain voting control of our company, they will be able to exercise substantial control over matters requiring shareholder approval, including the election and removal of directors, amendments to our Amended and Restated Memorandum and Articles of Association, mergers or consolidations, sales of all or substantially all of our assets, and other significant corporate transactions. Such control may limit or delay actions that may be favored by our other shareholders and may result in conflicts of interest.

In addition, this concentration of ownership may discourage, delay, or prevent a change of control transaction that other shareholders may consider favorable, including a transaction in which shareholders might otherwise receive a premium for their shares. The issuance of additional Class B ordinary shares, or the conversion of Class B ordinary shares into Class A ordinary shares, could further concentrate voting control or dilute the economic interests of holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares may be adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Ordinary Shares.

Several shareholder advisory firms have publicly expressed opposition to the use of multi-class share structures. As a result, the dual-class structure of our ordinary shares may cause such firms to publish negative commentary regarding our corporate governance practices or otherwise seek to influence us to change our capital structure. Any negative commentary or recommendations by shareholder advisory firms relating to our corporate governance practices or capital structure could adversely affect investor perception and the market price of our Ordinary Shares.

Because we are a “controlled company” within the meaning of the Nasdaq Listing Rules, we may elect to rely on certain corporate governance exemptions that could adversely affect our public shareholders.

Our controlling shareholders, Mr. Huang Hongwu and Ms. Wang Xuefei, collectively indirectly own more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is considered a “controlled company” and may elect to comply with certain reduced corporate governance requirements, including exemptions from the requirement that a majority of the board of directors be independent and that the nominating and corporate governance and compensation committees consist entirely of independent directors.

Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we may elect to rely on these exemptions in the future. If we were to do so, a majority of the members of our board of directors might not be independent, and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. As a result, during any period in which we rely on such exemptions, and during any applicable transition period thereafter, our public shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

FINRA sales practice and regulatory requirements may limit investors’ ability to buy and sell our securities.

Broker-dealers that recommend securities transactions to customers are subject to Regulation Best Interest (“Reg BI”) adopted by the U.S. Securities and Exchange Commission, which requires broker-dealers to act in the best interest of retail customers when making investment recommendations. Reg BI imposes a heightened standard of conduct compared to prior suitability requirements.

FINRA suitability rules do continue to apply to institutional investors and require that, in recommending an investment, a broker-dealer must have a reasonable basis to believe that the investment is suitable for the customer based on the customer’s financial circumstances, investment objectives, and other relevant information. Prior to recommending securities to customers, broker-dealers must make reasonable efforts to obtain and evaluate such information and, in the case of retail customers, determine that the recommendation is in the customer’s best interest.

Both Reg BI and FINRA suitability requirements may make it more difficult for broker-dealers to recommend securities that are perceived to be speculative or low-priced. As a result, broker-dealers may be less willing to recommend or make a market in our ordinary shares, which could reduce trading volume and liquidity in our securities. Any such reduction in liquidity could adversely affect investors’ ability to buy or sell our ordinary shares in the public market at prevailing prices or at all.

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

We cannot predict the prices at which our Ordinary Shares trade. The IPO price of our Ordinary Shares was determined through negotiations between us and the underwriters and did not necessarily reflect the value of our business and prospects following our IPO. The market price of our Ordinary Shares may fluctuate substantially in response to various factors, some of which are beyond our control. These fluctuations could cause an investor to lose all or part of their investment in our Ordinary Shares or prevent investors from selling their Ordinary Shares at or above the price they paid for them.

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

Certain recent initial public offerings of companies with smaller public floats have experienced extreme stock price and volume fluctuations seemingly unrelated to company performance. Such volatility, if it should occur to us, may make it difficult for investors to assess the rapidly changing value of our Ordinary Shares.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ in material respects from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq Capital Market, we rely on Nasdaq Listing Rule 5615(a), which permits a foreign private issuer to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance requirements. Accordingly, our corporate governance practices may differ in material respects from those applicable to U.S. domestic issuers listed on the Nasdaq Capital Market.

We intend to follow home country practice in lieu of the Nasdaq requirements with respect to certain corporate governance standards that may afford less protection to investors, including, but not limited to:

●	have a majority of the board of directors consist of independent directors (Nasdaq Rule 5605(b)(1));

●	require non-management directors to meet on a regular basis without management present (Nasdaq Rule 5605(b)(2));

●	have an independent compensation committee (Nasdaq Rule 5605(d));

●	have an independent nominating committee (Nasdaq Rule 5605(e)); and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of the book or market value as required by Nasdaq Rule 5635.

Our audit committee is, however, required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to certain additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” under the more stringent standards applicable to U.S. domestic issuers, using criteria different from those applicable to us as a foreign private issuer.

In addition, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of U.S. securities laws and regulations that are applicable to U.S. domestic issuers. These exemptions include, but are not limited to, the following:

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

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026 In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

We incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

As a public company, we are required to comply with the legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest resources to comply with evolving laws, regulations and standards, and this investment results in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2021 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or our Controlling Shareholders than they would as shareholders of a company incorporated in a U.S. state.

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

Our Ordinary Shares may be subject to rapid and substantial price and trading volume volatility and their trading price could fluctuate widely due to factors beyond our control. We have a relatively small public float and the concentrated ownership of our Ordinary Shares among our executive officers and directors. As a result of our small public float, our Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. This may also happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings, and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In addition, the stock price of a number of companies, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for investors to assess the rapidly changing value of our stock. This volatility may prevent an investor from being able to sell their securities at or above the price paid for the securities

Furthermore, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

LMIL, our controlling shareholder, is beneficially owned by Mr. Huang Hongwu (60%), our Chairman, President, Executive Director and Chief Executive Officer, and Ms. Wang Xuefei (40%), our CFO, Treasurer and Executive Director. Their combined direct ownership of 100.00% of LMIL results in their controlling approximately 72.3% of our issued and outstanding Ordinary Shares and approximately 98.1% of the total voting power of our outstanding shares.

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

As of the date of this Annual Report, we have 11,062,500 Ordinary Shares issued and outstanding, a portion of which are held by public shareholders and may be sold in the public market, subject to applicable securities laws. The remaining 8,000,000, which are owned by our controlling shareholder, may also be sold in the public market in the future, subject to the restrictions in Rule 144 under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

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

The statement by the SEC regarding proposed rule changes submitted by Nasdaq and an act passed by the U.S. Senate and the U.S. House of Representatives reflect an ongoing trend toward for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to future offerings, business operations, share price and reputation.

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

As more stringent criteria may be imposed, including the HFCA, which became law in December 2020, our Ordinary Shares could ultimately be subject to trading restrictions or delisting if our auditor cannot be fully inspected. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, and identified our auditor among the firms subject to the Hong Kong determination.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. However, there can be no assurance that such access will continue without interruption in the future.

The HFCAA prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. Pursuant to subsequent amendments to the HFCAA, the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If we are unable to maintain compliance with these inspection requirements, it will accelerate the point at which our Ordinary Shares may be prohibited from trading or delisted from an exchange.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, future offerings, business, and our Ordinary Share price. Any similar allegations or investigations involving us, regardless of merit, would require significant management attention and resources and could materially adversely affect our business and the market price of our Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

History of the Company

Fenbo Holdings Limited (the “Company,” “we” or “FEBO”), is the holding company of our Operating Subsidiaries, Able Industries Limited (“AIL”), Fenbo Industries Limited (“FIL”) and Fenbo Plastic Products Factory (Shenzhen) Ltd. (“FPPF”). Through our Operating Subsidiaries, we have over 30 years of experience producing premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products to overseas markets.

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

Dual-Class Share Structure. On September 29, 2025, we held an extraordinary general meeting at which our shareholders approved the adoption of a dual-class share structure. Following such approval, our ordinary shares were re-designated as Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles its holder to one vote per share, while each Class B Ordinary Share entitles its holder to twenty votes per share on all matters submitted to a vote of shareholders. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder. Except as described above, no share may be converted or redesignated from one class to another without the approval of a special resolution of our shareholders. The Class A Ordinary Shares continue to trade on the Nasdaq Capital Market under the ticker symbol “FEBO,” while the Class B Ordinary Shares are not listed or traded on any securities exchange.

As a result of the concentration of voting power held by our controlling shareholders through LMIL, we are a “controlled company” within the meaning of the Nasdaq Capital Market listing rules.

In the ordinary course of our operations as a public company, we have encountered certain regulatory, listing compliance, governance and share capital–related developments, as summarized below.

Nasdaq Minimum Bid Price Deficiency. On September 12, 2025, we received notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”). The Nasdaq notification had no immediate effect on the listing of our Ordinary Shares. In accordance with Nasdaq rules, we were provided a compliance period to regain compliance with the Minimum Bid Price Requirement.

On December 31, 2025, we received a letter from Nasdaq confirming that, for the ten consecutive business days from December 16, 2025 through December 30, 2025, the closing bid price of our Class A Ordinary Shares was at least $1.00 per share and, as a result, we regained compliance with the Minimum Bid Price Requirement. Nasdaq indicated that the matter is now closed.

Nasdaq Annual Meeting Compliance Deficiency. On January 16, 2025, we received notification from Nasdaq that we were not in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G), which require that Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end (the “Annual Meeting Requirement”), because we did not hold an annual meeting of shareholders within twelve months of our December 31, 2023 fiscal year end. The Nasdaq Notification had no immediate effect on our Nasdaq listing. It stated that, in accordance with Nasdaq rules, we had 45 calendar days, or until March 3, 2025, to submit a plan to regain compliance with the Annual Meeting Requirement and, if Nasdaq accepted our plan, it could grant an exception of up to 180 days from the fiscal year end, or until June 30, 2025, for us to regain compliance.

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

Initial Public Offering and Listing History

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

Recent and Other Developments

Other than the furnishing of a Report on Form 6-K on January 6, 2026 reporting Nasdaq’s December 31, 2025 confirmation that the Company had regained compliance with the minimum bid price requirement, there were no material subsequent events after December 31, 2025.

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

Therefore, as a result of the Reorganization, the private placement and the change in control described above, (i) LMIL, which is 100% owned by Mr. Hongwu Huang and Ms. Xuefei Wang, owns approximately 72.3% of our Company; (ii) our Company is a holding company and owns 100% of RLHL; (iii) RLHL owns 100% of FIL and AIL; and (iv) FIL owns 100% of FPPF. We do not utilize a variable interest entity (“VIE”) structure.

Organization Chart

The following chart sets forth our corporate structure as of the date of this Annual Report:

Fenbo Holdings Limited
("FEBO")
(Cayman Islands)
100%
RichLegend Holdings Limited
("RLHL")
(British Virgin Islands)
100%
Fenbo Industries Limited
("FIL")
(Hong Kong)
100%
Able Industries Limited
("AIL")
(Hong Kong)
Outside PRC
Inside PRC
100%
Fenbo Plastic Products Factory (Shenzhen) Ltd
("FPPF")
(PRC)

A description of our subsidiaries is set out below.

AIL - As the marketing arm for the Group, AIL is responsible for all sales and marketing efforts. As of December 31, 2025, AIL employed one employee.

FIL - Is responsible for the overall management of the Operating Subsidiaries. As of December 31, 2025, FIL employed a total of seven employees.

FPPF - Is responsible for the production of all of the Company’s products, and its engineering and design department conducts in-house design and research functions for the development of new products and product lines. As of December 31, 2025, FPPF employed a total of 260 employees.

Industry and Market

The global market for hair styling tools has experienced consistent growth, a trend that is expected to continue. This expansion is driven by several interconnected factors related to consumer behavior, technology, and economics. There is a growing emphasis on personal grooming and self-maintenance among a wide range of consumers, which has increased demand for personal care appliances. The trend toward at-home beauty and hair care, which allows for greater convenience and personalization, has further bolstered the market for household hair styling tools.

Key market drivers include evolving fashion and grooming trends supported by continuous technological innovation, which has led to the development of more compact, portable, and effective products. Features such as advanced heat regulation, multi-functionality, personalization capabilities, and cordless operation powered by improved battery technology have enhanced user convenience and product appeal. The rise of social media and e-commerce has also been a significant catalyst, as online influencers, content creators, and DIY tutorials shape consumer preferences and drive purchasing trends, while online retail platforms provide broad access to a diverse range of products. Economically, the market has benefited from the increased affordability of these products, as many brand owners have outsourced manufacturing to cost-effective regions like the PRC. This, combined with rising disposable incomes particularly in developing economies, has expanded the consumer base.

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

Economic Consideration. Historically, the expenditure on personal grooming was relatively high, as people had to visit professional salons and beauticians for hairstyling, facials, massages, and others. This was mainly owing to the high cost of grooming equipment that needed expertise for effective operation. However, the prices for beauty appliances have been reduced significantly due to the small size of the products and the low cost of manufacturing. Currently major players in the industry have outsourced their production from countries, such as China, where the cost of raw material and labor is lower than the developed countries. The resulting lower the cost of the products has attracted sales from middle-income consumers who are eager to keep up with the latest beauty standards. This coincides with the increase in disposable income of consumers, mainly from the developing nations, which has significantly driven the demand for household beauty appliances. Countries such as India, South Korea, Vietnam, Brazil, Mexico, Nigeria, Myanmar, and others have witnessed large-scale economic development in the past few years, resulting in a surge in disposable income. As a result, people are spending more on self-care and personal grooming products, which in turn propels the growth of the household beauty appliances market.

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

Growth in E-Commerce Sales of Personal Care Beauty Appliances. Online retail or e-commerce sector has witnessed an exceptional growth during the past few years. The improvement in ease of buying through e-commerce platforms is supported by the availability of various products, low costs, marketing strategies and increased dependence on social media. E-commerce sites and applications have advanced their online platforms to offer a better user experience, thereby attracting consumers toward buying products online. Consumers can now choose from different brands and products of beauty appliances on online applications with categorization between quality, features, price, reviews, popularity, and others. As personal appliances have ergonomic designs and smaller sizes, they can be shipped easily locally as well as internationally. In addition, various private labels and brands have recently emerged which only offer products online, thereby reducing the expenditure on construction of showrooms or by other distribution channels.

Another factor driving the importance of online sales platforms is the growing influence of social media, especially within the millennial and Gen-Z consumer population. YouTube, Instagram, Facebook, Twitter, and other social media platforms are filled with influencers, which are paid by brands to promote their products to the viewers. This is further backed up by various bloggers and online magazines which provide fresh (frequently upgraded) lists of best brands or best personal care products to get more consumer attraction. Such trends have helped in the promotion of recently launched products such as at-home laser hair removal appliances, among many others. For instance, Cosmopolitan, a widely trusted lifestyle publication, regularly features online articles and curated lists highlighting leading at-home laser hair removal devices, influencing consumer awareness and purchasing decisions. Such marketing strategies and availability of numerous personal care products on online and e-commerce platforms have driven the growth of the household beauty appliances market.

The Personal Care Beauty Appliance / Hair Styling Tool OEM Market in the PRC

The PRC has become a central hub for the global manufacturing of hair styling tools, with its OEM market experiencing robust growth. This is largely due to strong demand from international brand owners who rely on the PRC’s manufacturing expertise and efficiencies. The region’s highly developed and integrated supply chain for electronic components reduces logistical costs and production lead times. Furthermore, the PRC government has implemented favorable policies to support and modernize its manufacturing sector, encouraging innovation and the adoption of advanced production technologies. Manufacturers in the PRC are increasingly leveraging automation and digital systems to enhance production efficiency, lower costs, and improve quality control. Despite these strengths, the industry faces challenges, including rising labor and raw material costs and the potential for supply chain disruptions due to geopolitical or other external factors.

Market Drivers and Trends

Advanced Product Design and Growing Demand from Downstream End-customers. The market for hair styling tools has demonstrated strong growth in recent years. The robust demand for hair styling tool is principally driven by the growing awareness of beauty and personal grooming needs, consciousness on beauty products, growing disposable income that leads to an elevated living standard and greater consumption of consumer goods and electrical appliances, as well as the continuously advancing product specifications and designs. In particular, the compactness and portability of hair styling tools have contributed to growing momentum of demand as they are convenient to carry along to different occasions and eliminate the need to visit a salon. In addition, concerns regarding the adverse effects of chemical-based hair styling processes have also contributed to customers pursing hair styling products as a substitute product. Besides, digitalization of hair styling product, such as the embedment of LCD screen and smartphone connectivity function has attracted wider target customers. The burgeoning demand also lies in the heightened reliability and durability of hair styling tool.

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

Digitalization in Production and operational Aspects. Owing to the advancement of technology and the implementation of “Made in China 2025” production initiatives, increasing numbers of electronic products manufacturers including manufacturers of hair styling tool are leveraging computerized machineries and advanced machineries to implement automation with an aim to lower labor costs, alleviating operational risk, and enhancing inventory management. Predictive maintenance technology coupled with Enterprise Resources Planning (ERP) systems are introduced by manufacturers to monitor the state of equipment, inventory level and utilization rate. Further, the rise of business-to-business online marketplace transactions are expected to lower procurement and logistics costs between upstream suppliers and downstream brand owners with information transparency. As such, the integration of automation and information integration into the supply chain is expected to alleviate the cost burden on manual efforts to achieve a greater allocation of manpower resources.

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

Competitive Landscape

Overview. The hair styling tool OEM industry in the PRC is highly fragmented and competitive, comprising a large number of market participants. In this environment, competition extends beyond pricing to include a variety of critical factors. Many OEM service providers specialize in specific product categories to develop deep expertise and establish a competitive advantage. The Group considers that Zhejiang Jindelie Electrical Appliance Co. Ltd. and Hang Shun Hing Co. Ltd. are two direct competitors to the Group.

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

Reputation and Relationship with Different Stakeholders. In general, current market participants have already established an extensive business network with their upstream equipment suppliers, distributors, as well as downstream customers. New market entrants without prior supply and sales network may find it difficult to build a credible relationship with other stakeholders along the value chain, thus, a stable business relationship between stakeholders act as one of the major challenges that new market entrants may face in the PRC hair styling tool market.

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

During the years ended December 31, 2023, 2024 and 2025, certain major raw materials experienced a general upward price trend. The prices of raw materials were, to a certain extent, volatile over the periods. Factors affecting the supply and prices of raw materials include fluctuations in the price of oil and in commodity prices (including metals and plastics) and the variation in the global economy as a whole. The Company has had business relationships with its major suppliers for over 18 years. Some of them are public companies or subsidiaries of public companies listed on the Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have not experienced significant disruptions. Also, all of our primary raw materials are general commercial commodities. Management believes that the Group has maintained good business relationships with its suppliers and has a stable material supply chain. Other than the Group’s existing suppliers, there are alternative sources of supply available for the raw materials that the Group requires. Therefore, even if our existing suppliers may be temporarily short in inventory, management believes that we could purchase needed raw materials from other suppliers without material difficulty or price premiums.

In order to ensure a stable supply of raw materials that can meet the ongoing requirements of sales and distribution, the quantity of each procurement order for raw materials is determined by the Group with reference to (i) the customers’ indicative orders prevailing from time to time; (ii) the inventory levels prevailing from time to time; and (iii) the price trend and fluctuation of raw materials as predicted by the Group. The Group also implements stock control procedures, including up-to-date recording of all incoming and outgoing items into and out of our warehouse and production lines. The Group has not recorded any material write-offs for inventory written off during the years ended December 31, 2023, 2024 or 2025.

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

Production Process. The following flow chart illustrates our production process:

Spray painting
(1) Research and design
(2) Engraving and mould preparing
(3) Plastic moulding
(4) Parts assembling
(5) Parts function checking
(6) Qualing inspection
(7) Product assembling
(8) Final inspection
(9) Packaging
(10) Delivery

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

In order to keep abreast of the market trends of electrical appliances in terms of styles, features, functionalities, colors, textures, materials and pricing, the Group’s sales and marketing department collects market data through participating in local and overseas trade exhibitions and fairs and market data and surveys provided and/or conducted by customers. In particular, Mr. Chiu Yat Chung Gary, the Group’s marketing consultant who has vast experience in marketing, strives to maintain a stable business relationship with the Group’s only customer, Spectrum Brands, a leading global branded consumer product company, for approximately 20 years.

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

Competition

The hair styling tool OEM industry in the PRC is highly fragmented and competitive, comprising a large number of market participants. In this environment, competition extends beyond pricing to include a variety of critical factors. Many OEM service providers specialize in specific product categories to develop deep expertise and establish a competitive advantage. The Group considers that Zheijang Jindelie Electrical Appliance Co. Ltd. and Hang Shun Hing Co. Ltd. are two direct competitors to the Group.

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

Some of our Operating Subsidiaries’ licenses and permits are subject to renewal. Our Operating Subsidiaries intend to renew all existing licenses and permits before their respective expiry dates or to obtain any additional licenses and permits if necessary. Our Operating Subsidiaries have not experienced any refusal to renew the licenses and permits necessary for their operation during the fiscal years ended December 31, 2025, 2024 and 2023.

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

2. Property all risk insurance - covers the Company’s assets, such as plant and machinery, raw materials and finished goods, against accidental, physical loss, destruction or damage of property.

3. Public liability insurance - third party insurance against possible third-party personal injury and property damage claims relating to the Company’s factory premises and offices located in the PRC and Hong Kong.

Our Operating Subsidiaries and Services

As an OEM electrical hair styling product manufacturer for a renowned multinational client, the Group has been focusing on the high-end professional electrical hair styling products which were once more commonly used in salons for the mass household markets (particularly in Europe and the United States).

The Group offers a wide array of fashionable electrical hair styling products with different styles, features, functionalities, colors, textures, and materials. It is the Group’s emphasis on the innovation of the design and styling of electrical hair styling products that appeals to the demands of different customers.

The basic components of hair styling products are casings, motors, heating elements, thermostats, power cords, and switches.

Since 2006, the Company has served as an OEM for Spectrum Brands, a global home essentials company and the Company’s sole customer, producing electrical hair styling products under the “Remington” brand, which Spectrum Brands has the right to use, and which are currently sold mainly in Europe, and Latin America.

Products - Personal Care Beauty Appliances / Hair Styling Tools

The Group’s electrical hair styling products can be divided into five sub-categories, namely,

(i) Curling Wands and Irons;

(ii) Flat Irons and Hair Straighteners;

(iii) Hair irons, which are tools used to alter the structure of hair of which there are three types: (a) crimpers, which are used to create little crimps in the hair; (b) straighteners, also known as flat irons, which are used to straighten the hair; and (c) curling tongs, which are used to make the hair curly;

(iv) Hair dryers, which are hand-held electric blowers that can blow cool or warm air onto wet or damp hair in order to accelerate and control the evaporation of water particles and thereby to dry and style the hair; and

(v) others, which includes trimmers, and other small personal care items.

Typically, the irons embedded in the hair iron devices are made of heat-conductive metal with ceramic layers protecting the ironing surfaces. The handle is made of thermal-resistant plastic. Advanced hair irons consist of components such as a timer, a temperature control system, and an automatic shutdown system in order to prevent fire damage.

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

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiaries’ business, our Operating Subsidiaries’ operational activities are subject to environmental obligations, and they did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended December 31, 2025, 2024 and 2023. Our directors expect that our Operating Subsidiaries will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future. As of the date of this Annual Report, our Operating Subsidiaries were not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health, and work safety.

Human capital is one of the key elements of our Operating Subsidiaries’ success. Our Operating Subsidiaries have taken out employees’ compensation insurance for their staff’s safety. Our Operating Subsidiaries also have adopted a safety and health policy for its employees to follow and provide safety education and trainings to raise employees’ awareness of safety issues. During the fiscal years ended December 31, 2025, 2024 and 2023, our Operating Subsidiaries did not experience any significant incidents or accidents in relation to employees’ safety or any non-compliance with the applicable laws and regulations relevant to the health and work safety issues.

Employees

The following table sets forth a breakdown of our employees by functions and geographical locations as of December 31, 2025:

Function	Hong Kong		China	Total
	AIL	FIL	FPPF
Management	-	2	7	9
Sales and Marketing	1	1	5	7
Operation	-	2	240	242
Warehouse	-	-	12	12
Accounting and Administration	-	2	8	10

Total	1	7	272	280

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

Labor unions, labor, and safety incidents

Our Operating Subsidiaries have not set up a labor union for employees in Hong Kong or in the PRC. Our Operating Subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the six months ended June 30, 2025 and 2024 and the fiscal years ended December 31, 2024, 2023 and 2022, and through the date of this prospectus, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to the material disruption of operations or to claims against our Operating Subsidiaries.

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

Our Properties

We do not own any real property. All of our operations are conducted in leased facilities. We believe that our existing leased premises are well-maintained, in good operating condition, and are adequate to meet our current operational needs.

The following table summarizes our material leased properties as of the date of this prospectus:

Lessee	Lessor	Lease Address	Lease Term	Monthly Rent/Fees
FIL	Mr. Li Kin Shing	Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong	Initial Term: 2 years (Jan 1, 2023 - Dec 31, 2024) Renewal Term: 2 years (Jan 1, 2025 - Dec 31, 2026)	Monthly Rent: HK$50,000
FIL	Mr. Li Kin Shing	Flat D, 51st Floor, Tower 1, Sorrento, 1 Austin Road, West, Kowloon, Hong Kong	24 months from May 1, 2025 to April 30, 2027	Monthly Rent: HK$50,000
FPPF	Mr. Huang Erchun	Pengzhou Industrial Park in Shenzhen	3 years (July 16, 2024 - July 15, 2027)	From Jul 16, 2024 to Jul 15, 2026): monthly rent RMB 510,600 From Jul 16, 2026 to Jul 15, 2027): monthly rent RMB 546,342 (7% increase)

Legal Proceedings

As of the date of this prospectus, neither we nor our Operating Subsidiaries are party to, nor are we or our Operating Subsidiaries aware of any threat of, any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or operations.

From time to time, our Operating Subsidiaries may become involved in legal proceedings arising in the ordinary course of business. Neither we nor our Operating Subsidiaries are involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect of applicable laws and regulations.

On August 26, 2025, a Writ of Summons was issued in the Court of First Instance of the High Court of the Hong Kong Special Administrative Region by Asia Television Holdings Limited (“ATV”) against several defendants, including Xuefei Wang, our Executive Director, Treasury and Secretary. The writ sought, among other things, declaration order against all the defendants, including Ms. Wang that certain share placement of ATV are null and void or have been rescinded and be set aside because of alleged misrepresentation of independence in such transaction. Ms. Wang has informed the Company that this litigation arose from an internal dispute between former board members and shareholders of ATV. On March 21, 2026, the board of directors of ATV passed a written resolution and approved the discontinuance of the proceeding against Ms. Wang and other defendants. The litigation had not been formally dismissed by the High Court of Hong Kong as of the date of this Annual Report.

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

While our manufacturing facilities are located in the PRC, they are not located in Xinjiang and are staffed by our own employees with no raw materials being sourced from Xinjiang. We believe that our supply chain management system is designed to address the requirements of the UFLPA, and we do not expect the UFLPA to have a material adverse effect on our business operations, financial position, or results of operations.

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

Laws and Regulations Relating to Foreign Investment

The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation, and labor matters of FPPF are regulated by the Foreign Investment Law of the PRC and the Implementation Regulations for Foreign Investment Law of the PRC. Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”). The Negative List contains specific provisions guiding market access of foreign capital, stipulating in detail the areas of entry pertaining to the categories of restricted foreign-invested industries, restricted foreign-invested industries and prohibited foreign investment. Any industry not listed in the Negative List is a permitted industry.

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

The Labor Contract Law of the PRC and the Implementation Rule of the Labor Contract Law of the PRC set out specific provisions in relation to the execution, terms and the termination of an employment contract and the rights and obligations of the employees and employers. At the time of hiring, an employer shall truthfully inform the employee as to the scope of work, working conditions, working place, occupational hazards, work safety, salary, and other matters about which the employee requests to be informed about.

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

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment ( the “SAFE Circular 13”), and the Notice of the State Administration of Foreign Exchange on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, in relation to direct foreign investments in the PRC, foreign investors are no longer required to obtain approval from the SAFE to re-invest in the PRC by using income legally generated from the PRC. No approval from the SAFE is required for opening the foreign exchange accounts, payment into certain accounts, settlement of the foreign exchange and for the purchase and external payment of foreign exchange. Also, the transfer of foreign exchange in the PRC under a direct investment account is no longer subject to approval by the SAFE. In addition, the foreign-invested enterprises are permitted to remit funds to their offshore parent companies.

According to the SAFE Circular 13, verification, and approval of foreign exchange registration under domestic direct investment is abolished. The banks shall, in accordance with relevant guidance, directly examine and handle foreign exchange registration under domestic direct investment. Relevant entities may, at their discretion, choose the banks in their respective places of registration to go through foreign exchange registration of direct investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the outflow or inflow of profits and dividends) under direct investment only after foreign exchange registration of direct investment is completed.

Dividend Distribution

The principal laws and regulations governing dividend distribution of foreign holding companies include the PRC Company Law, the FIL Law and their implementation rules. Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC must allocate at least 10% of their accumulated profits after tax each year, if any, to fund certain reserve funds unless these accumulated reserves have reached 50% of their registered capital. These reserves are not distributable as cash dividends.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, the applicable withholding income tax rate for any dividends declared by a Chinese company is 5% for a shareholder being a Hong Kong resident holding at least 25% interest in its registered capital, or 10% for a shareholder being a Hong Kong resident holding less than 25% interest in its registered capital.

According to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. The term “non-resident taxpayers” refers to the taxpayers other than the PRC tax residents under the Provisions of domestic tax laws or conventions on the avoidance of double taxation signed by the government of the People’s Republic of China with foreign countries (including the tax arrangements signed with the Hong Kong Special Administrative Region and the Macau Special Administrative Region (hereinafter collectively referred to as the “Tax Conventions”) (including non-resident enterprises and non-resident individuals). The convention treatment means the deduction of or exemption from the enterprise income tax or individual income tax obligations required by the provisions of PRC tax laws, under the tax conventions or tax clauses of conventions on aviation, sea transportation, and automobile transportation, as well as the agreements or exchanges of letters on the mutual-exemption from tax on income from international transportation, signed by the People’s Republic of China with foreign countries, including the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion.

According to the Notice of the State Administration of Taxation on Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, when the withholding agent enters into a business contract with a non-resident enterprise in relation to income derived from or accruing in the PRC, where the non-resident enterprise has no office or premises established in the PRC or the income derived or accrued has no de facto relationship with the office or premises established, if the contract stipulates that the withholding agent shall bear the tax payable amount, the tax-exclusive income amount derived by the non-resident enterprise shall be converted to a tax-inclusive income amount and the tax withheld shall be turned over. Where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends and bonuses, the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends and bonuses.

Hong Kong Laws and Regulations

Hong Kong Regulations Related to Business Registration

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

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2024, and 2025, and our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 and 2024, and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

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

Our business is significantly influenced by global trade volumes and macroeconomic factors, particularly trade policies between the United States and China, as a substantial portion of our revenue is derived from export shipments to the United States. Changes in tariff policies, customer ordering behavior and logistics costs have had a material impact on our operating results during the periods presented.

The year ended December 31, 2025 marked a challenging period for our business operationally, due to revenue drop. Revenue decreased to approximately HK$85.0 million (US$10.0 million) compared to HK$132.9 million in 2024, reflecting decrease due to primarily attributable to continued tariff pressures on goods imported into the United States from China, which led customers to reduce procurement volumes and shipment frequency in 2025, with revenue declining by approximately 36.0% to HK$47.9 million (US$6.1 million) The resulting revenue pressure contributed to a significant reduction in gross profit and an operating loss, with the Company recording an operating loss of approximately HK$8.6 million (US$1.1 million) for the year ended December 31, 2025.

Operating Results

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the years ended December 31,
	2023		2024		2025
	HK$’000	% of Revenue	HK$’000	% of Revenue	HK$’000	USD’000	% of Revenue
Revenues	119,110	100.0%	132,907	100.0%	85,023	10,900	100.0%
Cost of sales	(97,004)	81.4%	(108,084)	81.3%	(74,086)	(9,498)	87.1%
Gross profit	22,106	18.6%	24,823	18.7%	10,937	1,402	12.9%

Selling and marketing expense	(1,961)	1.7%	(2,195)	1.7%	(1,441)	(185)	1.7%
General and administrative expense	(20,535)	17.2%	(36,391)	27.4%	(20,369)	(2,611)	24.0%

Loss from operations	(390)	0.3%	(13,763)	10.4%	(10,873)	(1,394)	12.8%

Other income (expense), net	767	0.6%	574	0.4%	505	65	0.6%
Interest expense	(1,708)	1.4%	(552)	0.4%	(275)	(36)	0.3%
Loss before tax expense	(1,331)	1.1%	(13,741)	10.4%	(10,643)	(1,365)	12.5%

Income tax expense	(131)	0.1%	(1,741)	1.3%	-	-	0.0%
Net loss	(1,462)	1.2%	(15,482)	11.7%	(10,643)	(1,365)	12.5%

Other comprehensive income
Foreign currency translation (loss) gain, net	(809)	0.7%	(854)	0.6%	755	97	0.9%

Total comprehensive loss	(2,271)	1.9%	(16,336)	12.3%	(9,888)	(1,268)	11.6%

Key Factors that Affect Results of Operations

For the financial years ended December 31, 2023, 2024 and 2025, our revenue amounted to approximately HK$119.1 million, HK$132.9 million and HK$85.0 million (US$10.9 million), respectively. Our net loss amounted to approximately HK$1.5 million, HK$15.5 million and HK$10.6 million (US$1.4 million) for the financial years ended December 31, 2023, 2024 and 2025, respectively.

The Company believes the key factors affecting its financial condition and results of operations include the following:

Macroeconomic factors

During the first half of financial year 2025, the Group continued to face macroeconomic uncertainties such as political risks resulting from the US presidential election and the new session of the US Government, as the Group is primarily engaged in export sales. New policies imposed or measures taken by Mainland China may affect the Group financially as the Group may be subject to additional expenditures and other financial impacts. In view of the challenging general outlook of the industry and the business environment, the Group has been facing pressure from its customers for a price reduction in its products. The Group will closely communicate with customers to address and accommodate their situation and provide different solutions with a view to overcoming the challenges faced by the Group.

Demand from our one key customer group

We rely on one key customer and if we fail to retain this customer or attract new customers, our business, financial condition, results of operations and growth prospects will be harmed. Our aggregate sales generated from this one customer contributed all of our revenue for the financial years ended December 31, 2024 and 2025. Accordingly, our sales are significantly affected by the demands of our key customer group, as well as certain inherent risks, such as changes and developments in local political, regulatory and business conditions that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial condition, and could affect our ability to remain profitable and to achieve business growth.

Fluctuations in the cost of our materials

Raw materials, such as electrical components, packaging materials, metal materials, plastic particles and painting materials, are the largest component of our cost of sales. As our contract price is fixed once our customer confirms an order for a product, it is difficult for us to manage the pricing of the product to pass on any increase in costs to our customer. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces, such as the relevant supply of and demand for such raw materials, as well as our bargaining power with our suppliers. During the financial years ended December 31, 2023, 2024 and 2025, the majority of our raw materials were commonly available from the market and their prices were affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated, both in absolute amount and as a percentage of its total revenues.

For the fiscal years ended December 31, 2023, 2024 and 2025, the Company generated its revenues by sales of electrical hair styling products through the Company’s wholly-owned operating subsidiaries. The following table presented the Company’s revenues by product types for the fiscal years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025	Change*	Change*
Revenues	HK$’000	HK$’000	HK$’000	US$’000	HK$’000%
Curling Wands and Irons	32,753	31,401	14,392	1,845	(17,009)	(54.2)
Flat Irons and Hair Straighteners	82,817	100,026	70,265	9,008	(29,761)	(29.8)
Others	3,540	1,480	366	47	(1,114)	(75.3)
Total revenues	119,110	132,907	85,023	10,900	(47,884)	(36.0)

*Represents percentage of change from the fiscal year ended December 31, 2024 to 2025

The following table presents the Company’s revenues by geographic areas based on the location of our sole customer for the fiscal years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025	2025	Change*	Change*
Revenues	HK$’000	HK$’000	HK$’000	US$’000	HK$’000	(%)
Europe	65,419	68,528	45,775	5,868	(22,753)	(33.2)
North America	48,381	57,633	33,937	4,351	(23,696)	(41.1)
Asia and others	5,310	6,746	5,311	681	(1,435)	(21.3)
Total revenues	119,110	132,907	85,023	10,900	(47,884)	(36.0)

*Represents percentage of change from the fiscal year ended December 31, 2024 to 2025

Fiscal Year End December 31, 2025 compared to Fiscal Year End December 31, 2024

Revenues

Revenue decreased by HK$47.9 million (US$6.1 million), or 36.0%, to HK$85.0 million (US$17.1 million) for the fiscal year ended December 31, 2025 compared to HK$132.9 million (US$17.1 million) for the same period in 2024 primarily because of due to primarily attributable to continued tariff pressures on goods imported into the United States from China, which led customers to reduce procurement volumes and shipment frequency in 2025, with revenue declining by approximately 36.0% to HK$47.9 million (US$6.1 million).

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

For the fiscal year ended December 31, 2025, cost of sales decreased to HK$74.1 million (US$9.5 million), representing a decrease of HK$34 million (US$4.4 million) from HK$108.1 million (US$13.9 million) in the same period in 2024. The fluctuation in cost of sales was in line with the decrease in our revenue during the same period. For the fiscal year ended December 31, 2024, cost of sales increased to HK$108.1 million (US$13.9 million), representing an increase of HK$11.1 million (US$1.4 million) from HK$97.0 million (US$12.4 million) in the same period in 2023. The fluctuation in cost of sales was in line with the increase in our revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the fiscal year ended December 31, 2025, was HK$10.9 million (US$1.4 million), a decrease of HK$13.9 million (US$1.8 million) from HK$24.8 million (US$3.2 million) for the same period in 2024. Gross profit for the fiscal year ended December 31, 2024, was HK$24.8 million (US$3.2 million), an increase of HK$2.7 million (US$0.3 million) from HK$22.1 million (US$2.8 million) for the same period in 2023.

During our fiscal year ended December 31, 2025, the Group continued to face macroeconomic uncertainties such as political risks resulting from the US presidential election and the new session of the US Government, as the Group is primarily engaged in export sales. New policies imposed or measures taken by Mainland China may affect the Group financially as the Group may be subject to additional expenditures and other financial impacts. In view of the challenging general outlook of the industry and the business environment, the Group has been facing pressure from its customers for a price reduction in its products. The Group will closely communicate with customers to address and accommodate their situation and provide different solutions with a view to overcoming the challenges faced by the Group.

As a result of the above, the Group’s gross profit margin for the fiscal year ended December 31, 2025 decreased to 14.9% as compared to a gross profit margin of 18.7% for the fiscal year ended December 31, 2024. The Group’s gross profit margin for the fiscal year ended December 31, 2024 rose to 18.7% as compared to a gross profit margin of 18.6% for the fiscal year ended December 31, 2023.

Our Group continues to closely monitor the global geopolitical situation and other factors affecting our performance, and will assess their respective potential impacts on our supply chain. We believe that we can enhance our gross margin during 2025 as we optimize our product mix and quality of products, or, within our capital constraints, increase our raw material inventories.

Selling and marketing expenses

Major components of selling and marketing expenses are packaging expenses, transportation costs and customs declarations. For the year ended December 31, 2025, selling and marketing expenses was HK$1.4 million (US$0.2 million), which decreased by HK$0.8 million (US$0.1 million) from HK$2.2 million (US$0.3 million) in the same period in 2024. For the year ended December 31, 2024, selling and marketing expenses was HK$2.2 million (US$0.3 million), which decreased by HK$0.2 million from HK$2.0 million (US$0.2 million) in the same period in 2023. The decrease during the fiscal year ended December 31, 2025 from the same period in 2043 was due mainly to the decrease of revenues. The increase during the fiscal year ended December 31, 2024 from the same period in 2023 was an increase in our overall level of shipping of products.

General and administrative expenses

General and administrative expenses consist primarily of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration.

The Company’s major general and administrative expenses were comprised of the following items during the years indicated:

	For the years ended December 31,
	2023	2024	2025	2025	Change	Change
	HK$’000	HK$’000	HKD’000	US$’000	HK$’000	(%)
Staff costs, including directors’ remuneration	10,252	13,814	10,596	1,359	(3,218)	(30.37)
Depreciation	189	188	99	13	(89)	(47.34)
Operating leases expenses	1,981	2,398	2,745	352	347	14.47
Office and insurance expenses	1,569	2,265	1,537	197	(728)	(47.36)
Motor vehicles and travelling expenses	861	1,319	743	95	(576)	(43.67)
Stamp duty and other taxes	419	242	296	38	54	18.24
Utility expenses	476	489	383	49	(106)	(27.68)
Legal and professional fees and auditor’s remuneration	2,870	12,955	1,456	186	(11,499)	(88.76)
Others	1,918	2,721	2,514	322	(207)	(7.61)
Total	20,535	36,391	20,369	2,611	(16,022)	(44.03)

General and administrative expenses decreased by HK$16.0 million (US$2.1 million) from HK$36.4 million (US$4.7 million) for the fiscal year ended December 31, 2024 to HK$20.4 million (US$2.5 million) for the fiscal year ended December 31, 2025. This decrease was due mainly to the decrease in legal and professional fee (including the marketing consultancy fee paid) and staff costs as a result of the expansion in the Group’s business during the fiscal year ended December 31, 2025.

General and administrative expenses increased by HK$15.9 million (US$2.0 million) from HK$20.5 million (US$2.6 million) for the fiscal year ended December 31, 2023 to HK$36.4 million (US$4.7 million) for the fiscal year ended December 31, 2024. This increase was due mainly to the increase in legal and professional fee (including the marketing consultancy fee paid) and staff costs as a result of the expansion in the Group’s business during the fiscal year ended December 31, 2024.

Loss from operations

The loss from operations decreased by HK$2.9 million (US$0.4 million) from the loss from operations of HK$13.8 million (US$1.8 million) for the fiscal year ended December 31, 2024 to the loss from operation of HK$10.9 million (US$1.4 million) for the fiscal year ended December 31, 2025. The decline of the financial performance from operations was primarily due to the decrease of general and administrative expenses of HK$16.0 million (US$2.1 million) during the fiscal year ended December 31, 2025.

The loss from operations increased by HK$13.4 million (US$1.7 million) from the loss from operations of HK$0.4 million (US$0.05 million) for the fiscal year ended December 31, 2023 to the loss from operation of HK$13.8 million (US$1.8 million) for the fiscal year ended December 31, 2024. The decline of the financial performance from operations was primarily due to the increase of general and administrative expenses of HK$15.9 million (US$2.0 million), partially offset by the increase of gross profit of HK$2.7 million (US$0.3 million) during the fiscal year ended December 31, 2024.

Other income (expense), net

Major components of other income (expense) are exchange gain and loss, gain on disposal of property, plant and equipment, sundry income, government grant and bank interest income. For the fiscal year ended December 31, 2025, other income was HK$0.5 million (US$0.1 million), which was stable compared in the same period in 2024.

For the fiscal year ended December 31, 2024, other income was HK$0.6 million (US$0.1 million), which decreased by HK$0.2 million (US$0.2 million) from HK$0.8 million (US$0.1 million) in the same period in 2023. The decrease was due mainly to the decrease in gain on disposal of property, plant and equipment recognized during the fiscal year ended December 31, 2024.

Interest expense

For the fiscal year ended December 31, 2025, interest expense was HK$0.3 million (US$0.03 million), which decreased by HK$0.3 million (US$0.03. million) from HK$0.6 million (US$0.08 million) in the same period in 2024. The increase was due mainly to the decrease in average interest for the Group’s debt during the fiscal year.

For the fiscal year ended December 31, 2024, interest expense was HK$0.6 million (US$0.1 million), which decreased by HK$1.1 million (US$0.1 million) from HK$1.7 million (US$0.2 million) in the same period in 2023. The decrease was due mainly to the decrease in average interest for the Group’s debt during the fiscal year.

Loss before tax expense

As a result of the above, the Company recorded a loss before tax expense of HK$10.6 million (US$1.4 million) for the fiscal year ended December 31, 2025, a decrease in loss of HK$3.1 million (US$0.4 million) from HK$13.7 million (US$1.8 million) for the fiscal year ended December 31, 2024. The decrease in loss was mainly due to the decrease in general and administrative expense recognized during the fiscal year ended December 31, 2025. The Company recorded a loss before tax expense of HK$13.7 million (US$1.8 million) for the fiscal year ended December 31, 2024, an increase in loss of HK$12.4 million (US$1.6 million) from HK$1.3 million (US$0.2 million) for the fiscal year ended December 31, 2023. The increase in loss was mainly due to the increase in general and administrative expense recognized during the fiscal year ended December 31, 2024.

Income tax expense

For the fiscal year ended December 31, 2025, income tax expense was nil (US$nil), which decreased by HK$1.7 million (US$0.2 million) from HK$1.7 million (US$0.2 million) for the year ended December 31, 2024. The decrease was mainly due to the each of the group entities were incurring loss during the fiscal year ended December 31, 2025.

For the fiscal year ended December 31, 2024, income tax expense was HK$1.7 million (US$0.2 million), which increased by HK$1.6 million (US$0.2 million) from HK$0.1 million (US$17,000) for the year ended December 31, 2023. The increase was mainly due to an increase in taxable income generated from operations during the fiscal year ended December 31, 2024.

Net loss

The net loss decreased by HK$4.8 million (US$0.6 million) from a net loss of HK$15.5 million (US$2.0 million) for the year ended December 31, 2024 to a net loss of HK$10.6 million (US$1.4 million) for the fiscal year ended December 31, 2025. The decrease in the net loss during the year ended December 31, 2025 was mainly attributable to the cumulative effect of the reasons set out above.

The net loss increased by HK$14.0 million (US$1.8 million) from a net loss of HK$1.5 million (US$0.2 million) for the year ended December 31, 2023 to a net loss of HK$15.5 million (US$2.0 million) for the fiscal year ended December 31, 2024. The increase in the net loss during the year ended December 31, 2024 was mainly attributable to the cumulative effect of the reasons set out above.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Net cash provided by (used in) operating activities	9,728	(21,347)	1,591	204
Net cash used in investing activities	(284)	(405)	41	5
Net cash provided by financing activities	23,299	2,719	(10,445)	(1,339)

Cash provided by (used in) operating activities

For the fiscal year ended December 31, 2025, net cash provided by operating activities of HK$1.6 million (US$0.2 million) was primarily the result of the net loss of HK$10.6 million (US$1.4 million) as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.4 million (US$59,000), The net cash inflow from changes in operating assets and liabilities mainly included a decrease in accounts receivable of HK$10.6 million (US$1.4 million), a decrease of inventories of HK$1.7 million (US$0.2 million) and decrease in accounts payable of HK$1.2 million (US$0.2 million), an increase in other payables and accrued liabilities of HK$0.5 million (US$70,000),

For the fiscal year ended December 31, 2024, net cash used in operating activities of HK$21.3 million (US$2.7 million) was primarily the result of the net loss of HK$15.5 million (US$2.0 million) as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.5 million (US$65,000), amortization of right of use assets of HK$6.8 million (US$0.9 million) and interest on lease liabilities of HK$0.4 million (US$47,000). The net cash outflow from changes in operating assets and liabilities mainly included an increase in accounts receivable of HK$5.9 million (US$0.8 million), a decrease in accounts payable of HK$4.1 million (US$0.5 million), a decrease in other payables and accrued liabilities of HK$0.9 million, and payments on leases of HK$6.9 million (US$0.9 million), partially offset by a decrease in inventories of HK$2.0 million and a decrease in prepaid expenses and other current assets of HK$2.2 million.

For the fiscal year ended December 31, 2023, net cash provided by operating activities of HK$9.7 million was primarily the result of the net loss of HK$1.5 million as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.5 million, amortization of right of use assets of HK$5.4 million and interest on lease liabilities of HK$0.3 million. The net cash inflow from changes in operating assets and liabilities mainly included an increase in accounts payable of HK$5.1 million, an increase in other payables and accrued liabilities of HK$1.4 million, a decrease in inventories of HK$1.5 million and a decrease in prepaid expenses and other current assets of HK$2.5 million, partially offset by an increase in accounts receivable of HK$0.8 million and payments on leases of HK$6.3 million.

Cash used in investing activities:

For the fiscal year ended December 31, 2025, net cash provided by investing activities was HK$41,000 (US$5,000), consist of proceeds from disposal of purchase of property, plant and equipment and HK$59,000 (US$8,000) for the purchase of property, plant and equipment.

For the fiscal year ended December 31, 2024, net cash used in investing activities was HK$0.4 million (US$52,000) for the purchase of property, plant and equipment.

For the fiscal year ended December 31, 2023, net cash used in investing activities was HK$0.3 million (US$36,000) for the purchase of property, plant and equipment.

Cash provided by (used in) financing activities:

For the fiscal year ended December 31, 2025, net cash used financing activities of HK$10.4 million (US$1.3 million) was mainly due to the repayment to related parties of HK$2.4 million (US$0.3 million) and bank loan of HK$8.0 million (US$1.0 million).

For the fiscal year ended December 31, 2024, net cash from financing activities of HK$2.7 million (US$0.4 million) was mainly due to the proceeds from issuance of ordinary shares of HK$2.1 million (US$0.3 million) and the advances from related parties of HK$0.6 million (US$83,000).

For the fiscal year ended December 31, 2023, net cash from financing activities of HK$23.3 million was mainly due to the proceeds from our initial public offering of HK$26.0 million and partially offset by the net repayment to related parties of HK$2.7 million.

The following table sets forth a summary of the Company’s working capital as of December 31, 2024 and 2023:

	As of December 31,
	2024	2025	2025
	HK$’000	HK$’000	US$’000
Current assets	79,999	59,325	7,606
Current liabilities	41,414	28,711	3,681
Working capital	38,585	30,614	3,925

Current assets as of December 31, 2025, was HK$59.3 million (US$7.6 million). Out of this balance, the Company had cash of HK$19.0 million (US$2.4 million) of which approximately HK$10 million was denominated in Hong Kong Dollar and approximately HK$3.3 million was denominated in RMB. The current asset balance mainly included accounts receivable, net of approximately HK$26.8 million (US$3.4 million), prepaid expenses and other current assets of HK$3.7 million (US$0.5 million) and inventories of HK$9.8 million (US$1.3 million).

Current liabilities as of December 31, 2025, was HK$28.7 million (US$3.7 million). This amount was composed of accounts payables of HK$14.0 million (US$1.80 million), other payables and accrued liabilities of HK$6.8 million (US$0.9 million), amounts due to related parties of HK$0.6 million (US$0.08 million), current portion of lease liabilities of HK$4.2 million (US$0.5 million) and bank loan of HK$3.0 million (US$0.4 million).

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

Internal Control over Financial Reporting

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

As such, we have identify the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; and (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines. In addition, we do not have a qualified chief financial officer, with US GAAP accounting knowledge and significant experience working in U.S. listed companies on financial reporting, in place to oversee our financial reporting, and we currently rely on external consultants regarding financial reporting functions.

To remedy our identified material weakness, we plan to improve our internal control over financial reporting through the following measures, among others:

(1) develop and implement a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis;

(2) hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the above-mentioned financial reporting procedures and internal controls to ensure the financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and

(3) establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

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

Directors, Senior Management and Key Employees

Our Board of Directors currently consists of seven directors, comprising three Executive Directors and four independent non-executive Directors. The following table sets forth the names, ages, and titles of our directors, executive officers, and senior management/key personnel:

Name	Age	Title

Executive Officers and Directors:

Huang Hongwu	57	Chief Executive Officer, President, Chief Operating Officer, Executive Director, and Chairman of the Board of Directors
Wang Xuefei	51	Chief Financial Officer, Treasurer, Secretary, and Executive Director
Li Siu Lun Allan	52	Executive Director

Independent Non-Executive Directors:

Wang Zhiyong	61	Independent Non-Executive Director
Wu Qiuxia	50	Independent Non-Executive Director
Zhang Peng	42	Independent Non-Executive Director
Dai Lei	38	Independent Non-Executive Director

Key Personnel / Consultant

Chiu Yat Chung Gary	50	Marketing Consultant to AIL

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors

HUANG Hongwu, aged 58, was appointed as the Chief Executive Officer, Chairman and Executive Director of the Company on December 12, 2024 and as the President and Chief Operating Officer of the Company effective April 25, 2025. Mr. Huang has over 31 years of experience in corporate management. He has been the executive director of Shenzhen Dana New Material Technology Company Limited, a company manufacturing “Stable Self-cleaning Surface” coating since September 2023. Mr. Huang has been participating in fund investment projects managed by Shenzhen Fuchuan Investment Fund Management Co., Ltd since January 2020. Mr. Huang worked as the Chief Executive Officer, executive director and legal representative of Kaimao Technology (Shenzhen) Company Limited, a company primarily engaged in the manufacture and sale of PMMA and high-quality glasses, from January 2009 to January 2018. Mr. Huang graduated from Guizhou Institute of Technology in July 1990 with a bachelor’s degree in engineering, majoring in silicate engineering.

WANG Xuefei, aged 52, was appointed as an Executive Director of the Company on December 12, 2024 and as the Chief Financial Officer, Treasurer and Secretary of the Company effective April 25, 2025. Ms. Wang has been working in Jiangsu Lianhong Textile Co., Ltd., a wool yarn and woolen sweater manufacturer, since July 1997 and is currently the assistant to the general manager, head of treasury management and warehouse in-charge. She is a certified management accountant in China and serves as the president of Zhangjiagang Live E-commerce Association. Ms. Wang graduated from Southeast University in July 2004 with a bachelor’s degree in accounting. See “Business – Legal Proceedings.”

LI Siu Lun Allan, aged 53, was appointed as an Executive Director of the Company on October 17, 2022 and also served as the Chief Executive Officer and Chairman of the Board of Directors of the Company from October 17, 2022 until his resignation from those positions effective December 12, 2024. Since September 1998, Mr. Li has served as a director of Fenbo Industries Limited and since June 2021 as a director of Able Industries Limited. He has over 20 years of marketing, administration and operating experience at Fenbo Industries Limited. Mr. Li attended the Faculty of Applied Sciences at Simon Fraser University, B.C. Canada, from September 1994 until December 1996. Mr. Li is the son of Mr. Li Kin Shing, founder of the Group.

Independent Non-Executive Directors

WANG Zhiyong, aged 62, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Wang is the Chairman of the Nomination Committee and a member of the Audit and Compensation Committees. Mr. Wang has been working in Jiangxi Xinsheng Investment Co. Ltd., an investment fund focusing on private and public equity investments, since November 2011 and is currently its deputy general manager. Mr. Wang has more than 15 years of experience in the optical photonics production and managing research and development focused enterprises, especially for setting up new enterprises, personnel recruitment and training and intelligent manufacturing production management. Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics (formerly known as Nanjing Aviation College) in July 1988 with a bachelor’s degree in electronic engineering, with a major in radio communication.

WU Qiuxia, aged 51, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. She has more than 14 years’ experience in corporate management especially in the areas of finance, human resources and office administration. Ms. Wu joined Jiangsu Lianhong Textile Co. Ltd., a wool yarn and woolen sweater manufacturer, in December 1995 and has been the Director of Office since December 2021. Ms. Wu obtained a certificate of township management (financial management) from the Central Radio and Television University in January 2006.

ZHANG Peng, aged 43, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Zhang is the Chairman of the Audit Committee, and a member of the Nomination and Compensation committees. He has been an investment director of Dongguan Juming Electronic Technology Co. Ltd., a company principally engaged in the production of water proven switch and touch switch for mobile phones, since January 2024. Mr. Zhang worked as an investment banker in Guosen Securities Co. Limited from May 2020 to December 2023 and Great Wall Securities Co. Ltd. from July 2017 to April 2020. Mr. Zhang graduated from Jiangxi University of Finance and Economics with a bachelor’s degree in accounting in July 2006 and a master’s degree in accounting in January 2009. He has been a non-practicing certified public accountant of The Chinese Institute of Certified Public Accountants since December 2010 and has been a member of the Association of Chartered Certified Accountants (ACCA) since November 2016.

DAI Lei, aged 39, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Dai is the Chairman of the Compensation Committee and a member of the Audit and Nomination Committees. He has worked in Jiangsu Guorui Law Firm since July 2010 and is now the firm’s executive director. He also serves as a member of the Jiangsu County Lawyers Development Committee and the Internet and Digital Economy Committee of the Suzhou Lawyers Association. Mr. Dai graduated from the law school of Nanjing University in June 2010 with a bachelor’s degree.

Key Personnel / Consultant

Mr. Chiu Yat Chung (Gary), aged 51, has served as AIL’s Marketing Consultant since April 2021 and from November 2005 until March 2021, he served as a director of AIL. Mr. Chiu received a bachelor’s degree in industrial engineering from the University of Hong Kong in 1999 and a master’s degree in manufacturing engineering from the Polytechnic University, Hong Kong in 2003.

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

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Group; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during the fiscal years ended December 31, 2025, 2024 and 2023 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) except Mr. Meng, the former co-chairman of the Board and independent nonexecutive director, waiving his director’s fee for the period from January 1, 2024 to December 12, 2024, none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of us.

The following table summarizes all compensation received by our current and previous directors, executive officers and key employees during the years ended December 31, 2025, 2024, and 2023.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK’000)	Bonus (HK’000)	Other Compensation(1) (HK’000)

Current Executive Officers, Directors and Key Employees / Consultants

Huang Hongwu, Chief Executive Officer, President, Chief Operating Officer,	2025	Nil	Nil	Nil
Executive Director and Chairman of the	2024	Nil	Nil	Nil
Board (2)	2023	Nil	Nil	Nil

Wang Xuefei, Chief Financial Officer, Treasurer, Secretary	2025	Nil	Nil	Nil
and Executive Director (2)	2024	Nil	Nil	Nil
	2023	Nil	Nil	Nil

Li Siu Lun Allan, Executive Director and	2025	1,971	Nil	18
Former Chief Executive Officer and Chairman of the Board (3)	2024	1,671	Nil	18
	2023	1,063	300	18

Wang Zhiyong, Independent Non-Executive Director (2)	2025	Nil	Nil	Nil
	2024	Nil	Nil	Nil
	2023	Nil	Nil	Nil

Wu Qiuxia, Independent Non-Executive Director (2)	2025	Nil	Nil	Nil
	2024	Nil	Nil	Nil
	2023	Nil	Nil	Nil

Zhang Peng, Independent Non-Executive Director (2)	2025	Nil	Nil	Nil
	2024	Nil	Nil	Nil
	2023	Nil	Nil	Nil

Dai Lei, Independent Non-Executive Director (2)	2025	Nil	Nil	Nil
	2024	Nil	Nil	Nil
	2023	Nil	Nil	Nil

Chiu Yat Chung Gary, Marketing Consultant (4)	2025	Nil	Nil	Nil
	2024	Nil	Nil	Nil
	2023	Nil	Nil	Nil

Former Executive Officers and Directors

Li Kin Shing,	2025	1,800	N/A	N/A
Former Executive Director (5)	2024	2,540	Nil	Nil
	2023	1,658	Nil	Nil

Fu Wai Yip (Freddy),	2025	N/A	N/A	N/A
Former Chief Financial Officer (6)	2024	266	Nil	Nil
	2023	23	Nil	Nil

Lai King Yan (Anthony),	2025	N/A	N/A	N/A
Former Independent Non-Executive	2024	221	Nil	Nil
Director(7)	2023	20	Nil	Nil

Tong Ching Ho (Tony),	2025	N/A	N/A	N/A
Former Independent Non-Executive Director (7)	2024	221	Nil	Nil
	2023	20	Nil	Nil

Wong Siu Keung (Sony),	2025	N/A	N/A	N/A
Former Independent Non-Executive Director (7)	2024	221	Nil	Nil
	2023	20	Nil	Nil

Derong Meng, Former Co-Chairman of the Board and Independent Non-Executive	2025	N/A	N/A	N/A
Director (8)	2024	186	Nil	Nil
	2023	Nil	Nil	Nil

(1) Other compensation is any employer’s contribution to social security.

(2) Appointed to the Board of Directors effective December 12, 2024.

(3) Compensation for Li Siu Lun Allan for the years ended December 31, 2025, 2024 and 2023 was paid by FIL, a wholly owned subsidiary of FEBO and FEBO together. Li Siu Lun Allan resigned as Chief Executive Officer and Chairman of the Board effective December 12, 2024, but remains an Executive Director of the Company.

(4) Chiu Yat Chung Gary has served as AIL’s Marketing Consultant since April 2021.

(5) Compensation for Li Kin Shing was paid by FIL, AIL, both wholly owned subsidiaries of FEBO, and FEBO together for the years ended December 31, 2024 and 2023. Li Kin Shing resigned as an Executive Director effective December 12, 2024.

(6) Fu Wai Yip (Freddy) was appointed as Chief Financial Officer of FEBO on December 6, 2022 and resigned from that position effective December 12, 2024.

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

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for FPPF’s employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiaries in Hong Kong for the fiscal years ended December 31, 2025, 2024 and 2023 amounted to approximately HKD18,000, HKD30,020, and HKD63,830, respectively. FIL has no other obligation to make payments in respect of retirement benefits of the employees.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective as of December 12, 2024. The terms and conditions of each such Director’s Agreement are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

On December 6, 2022, FHL entered into a letter agreement with Mr. Li Siu Lun Allan, our Executive Director, in accordance with the following terms and provisions: (i) payment of a monthly salary of US$3,000 payable at the end of each month, which commenced on December 1, 2023, the date the closing of the Company’s IPO; (ii) a discretionary performance bonus determined by the compensation committee and/or the board at the end of the fiscal year; and (ii) either party shall have a right to terminate the agreement by giving to the other party not less than six months’ notice in writing.

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

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 3,062,500 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus. The percentage of beneficial ownership in the table below after this offering is based on 20,156,517.09 Class A Ordinary Shares outstanding after the closing of this offering, after giving effect to the sale of all Units offered hereby (based on an assumed public offering price of $0.585 per Unit, which is fifty percent (50%) of the last reported sale price of our Class A Ordinary Shares on the Nasdaq Capital Market on March 20, 2026), and no exercise of the Warrants, and 8,000,000 Class B Ordinary Shares to be outstanding after this offering, excluding the number of shares underlying the Warrants.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Prior to this Offering					After this Offering
	Class A Ordinary Shares Beneficially Owned*		Class B Ordinary Shares Beneficially Owned		Voting Power*	Class A Ordinary Shares Beneficially Owned*		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%	Number	%	Number	%	%
Directors and Executive Officers(1):
Huang Hongwu(2)	—	—	8,000,000	100.0	98.1	—	—	8,000,000	100.0	88.8
Wang Xuefei(2)	—	—	8,000,000	100.0	98.1	—	—	8,000,000	100.0	88.8
Li Siu Lun Allan	—	—	—	—	—	—	—	—	—	—
Wang Zhiyong	—	—	—	—	—	—	—	—	—	—
Wu Qiuxia	—	—	—	—	—	—	—	—	—	—
Zhang Peng	—	—	—	—	—	—	—	—	—	—
Dai Lei	—	—	—	—	—	—	—	—	—	—

All directors and executive officers as a group (six individuals):
	—	—	8,000,000	100.0	98.1	—	—	8,000,000	100.0	88.8
5% Shareholders:
Luxury Max Investments Limited(2)	—	—	8,000,000	100.0	98.1	—	—	8,000,000	100.0	88.8

*	The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately. Each holder of Class B Ordinary Shares is entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share.

(1)	Unless otherwise indicated, the business address of each of the individuals is Flat J, 19/F., World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(2)	The number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned prior to this offering represents 8,000,000 Class B Ordinary Shares held Luxury Max Investments Limited (“LMIL”), a British Virgin Islands company. Mr. Huang and Ms. Wang constitute two of the three directors of LMIL and are the owners of record of 60% and 40%, respectively, of its outstanding shares. The registered address of LMIL is Keyway Chambers, 3rd Floor, Quastisky Building, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Related Parties

We have adopted an audit committee charter, which was amended on April 16, 2024, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

For the fiscal years ended December 31, 2025, 2024 and 2023, we, including the Operating Subsidiaries, entered into the following transactions with our related parties:

FIL, our Operating Subsidiary, entered into a lease agreement with Mr. Li Kin Shing (“Mr. Li”), father of Mr. Li Siu Lun Allan, our Executive Director, to lease the office for an initial term of two (2) years, which commenced January 1, 2023, for a monthly rental of HK$50,000. Upon the expiry of the above lease term, FIL renewed the lease agreement with Mr. Li to lease the office for an additional term of two (2) years, commencing January 1, 2025, for the same monthly rental.

Guarantees

Certain related parties provided guarantees to the Company in connection with the bank borrowings of the Group. The bank loans of the Group consisted of the following:

Bank Name	Nature of Loan	As at December 31, 2023	As at December 31, 2024	As at December 31, 2025	As at June 30, 2026
		HK$’000	HK$’000	HK$’000	HK$’000
Bank of China (Hong Kong)	Revolving loan (1)	11,000	11,000	3,000	11,000

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest at 2.25% below the Hong Kong prime rate and is secured by a Hong Kong residential property jointly owned by Mr. Li and his spouse and a personal guarantee from Mr. Li. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. As of December 31, 2025, the outstanding balance of the bank borrowings above was HK$3,000,000.

Transactions with related parties were conducted in the normal course of business and at prices and terms no less than those charged to and contracted with other independent third parties.

Leases

During the fiscal years ended December 31, 2023, 2024 and 2025, our Operating Subsidiaries leased a director’s quarters and office space located in Hong Kong from a related party as follows:

Premise	Relationship with the lessor	Rental payment for the year ended December 31, 2023	Rental payment for the year ended December 31, 2024	Rental payment for the year ended December 31, 2025
		(HK$’000)	(HK$’000)	(HK$’000)
Director’s quarters	Lessor is a company owned by Mr. Li Kin Shing and his spouse	600	600	600
Hong Kong office	Lessor is Mr. Li Kin Shing, father of Mr. Li Siu Lun Allan, our Executive Director	-	600	600

As of December 31, 2025, the outstanding balance of the lease above was HK$600,000. The related party transactions were determined on an arm-length basis by reference to the market price of comparable premises.

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2023	December 31, 2024	December 31, 2025
				(HK$’000)	(HK$’000)	(HK$’000)
Mr. Li Kin Shing, father of Mr. Li Siu Lun Allan, our Executive Director	Former sole shareholder and executive director	Advance from a former sole shareholder	Amounts due to related parties	151	1,714	611

Mr. Chiu Yat Chung Gary	Former senior management	Advance from a former senior management	Amounts due to related parties	2,262	1,262	-

Mr. Li Siu Lun Allan	Executive Director	Advance from our Executive Director	Amounts due to related parties	-	80	-

The above amounts were unsecured, non-interest bearing and repayable on demand.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FEBO.”

There is no established trading market for the Warrants, and we do not expect an active trading market to develop. We do not intend to list the Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Warrants will be limited.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

Item 10. Additional Information

Share Capital

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$30,300 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each.

The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

The Class A Ordinary Shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person other than the permitted holder of Class B Ordinary Shares, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

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

Voting Rights

In respect of all matters subject to a shareholders’ vote, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. At any general meeting on a show of hands every shareholder present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have one vote for every fully paid Class A Ordinary Share of which he is the holder and twenty (20) votes for every fully paid Class B Ordinary Share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the Articles and to the terms of allotment, our Board of Directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our Board of Directors shall fix from the day appointed for payment to the time of actual payment, but our Board of Directors may waive payment of such interest wholly or in part. Our Board of Directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our Board of Directors may decide.

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

General Meetings of Shareholders

Our Company must hold an annual general meeting each year other than the year of our Company’s adoption of our Articles of Association.

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

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of a smaller amount than is fixed by our Company’s Memorandum and Articles of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

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

Memorandum and Articles of Incorporation

Our Memorandum and Articles of Association became effective on September 29, 2025, following approval by our shareholders at an extraordinary general meeting. Such amendments, among other things, implemented a dual-class share structure consisting of Class A ordinary shares and Class B ordinary shares.

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. At the closing of the Initial Public Offering, we became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As of the date of this Annual Report, we intend to comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our Articles of Association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our Articles of Association.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Island parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our Amended Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. These provisions include, among others, provisions that authorize our board of directors to issue shares in one or more classes or series and to determine the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may exercise the rights and powers granted to them under our Amended Memorandum and Articles of Association only in what they believe in good faith to be in the best interests of the Company.

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

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association do not provide our shareholders with any right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Although permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by ordinary resolution of our shareholders.

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

Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law and our Memorandum and Articles of Association, our board of directors is empowered to issue or allot shares of any class that is authorized under our share capital, and to grant options and warrants, in each case with such rights, preferences, privileges and restrictions as may be applicable to such class.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended December 31, 2025.

Any future dividend payments should not be considered as a guarantee or indication that those companies will declare and pay dividends in such manner in the future or at all. Further, as of the date of this Annual Report, our Board does not intend to pay any dividends on our Ordinary Shares for the foreseeable future. We anticipate that all of our net earnings, if any, will be retained and used for the operation and growth of our Operating Subsidiaries’ businesses.

We have adopted a dividend policy, according to which our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our Operating Subsidiaries to pay dividends on our Ordinary Shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Taxation

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquired our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill) and taking into account the composition and use of our assets and liquidity, as well as the market price of our Ordinary Shares, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and manage our cash and other financial resources. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the Hong Kong dollar and our overseas sales and procurement were denominated in United States dollars during the financial years ended December 31, 2025, 2024 and 2023. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

As of the end of the period covered by this Annual Report, our Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder as of December 31, 2025.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on management’s assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of December 31, 2025. The material weaknesses identified were as follows:

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

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

To remedy our identified material weakness, we plan to improve our internal control over financial reporting through the following measures, among others:

(1) develop and implement a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis;

(2) hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the above-mentioned financial reporting procedures and internal controls to ensure the financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and

(3) establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended December 31, 2024 and 2025:

	Financial Year Ended December 31, 2024	Financial Year Ended December 31, 2025
Audit Fees	$240,000	$130,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$240,000	$130,000

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

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for permissible products and services provided by our independent auditor that are not otherwise described above and that are consistent with applicable SEC and PCAOB independence requirements.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2025.

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

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fenbo Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fenbo Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
May 15, 2026
We have served as the Company’s auditor since 2025.
PCAOB ID No. 7249

FENBO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of December 31,
	Note	2024	2025	2025
		HK$’000	HK$’000	US$’000
Assets
Current assets:
Cash		27,476	19,041	2,441
Accounts receivable, net	3	37,342	26,760	3,431
Inventories	4	11,502	9,802	1,257
Prepaid expenses and other current assets	5	3,679	3,722	477
Total current assets		79,999	59,325	7,606

Property, plant and equipment, net	6	1,118	810	104
Right-of-use assets	7	15,295	11,297	1,448
Total non-current assets		16,413	12,107	1,552
TOTAL ASSETS		96,412	71,432	9,158

Liabilities
Current liabilities
Bank loan – current	9	11,000	3,000	385
Accounts payable		15,223	14,037	1,800
Other payables and accrued liabilities	8	6,313	6,860	879
Lease liabilities – current	7	5,822	4,203	539
Amounts due to related parties	10	3,056	611	78
Total current liabilities		41,414	28,711	3,681

Non-current liabilities
Lease liabilities – non-current	7	9,482	7,093	909
TOTAL LIABILITIES		50,896	35,804	4,590

Commitments and contingencies	15	-	-	-

Shareholders’ equity
Preference shares US$0.0001 par value per share; 3,000,000 authorized capital; nil shares issued and outstanding		-	-	-
Class A common stock, $0.0001 par value; 285,000,000 shares authorized, 3,062,500 shares issued and outstanding at December 31, 2025	13	3	3	-
Class B common stock, $0.0001 par value; 18,000,000 shares authorized, 8,000,000 shares issued and outstanding at December 31, 2025 (2024: 8,000,000)	13	6	6	1
Additional paid-in capital		30,570	30,570	3,919
Statutory reserve	13	2,806	2,806	360
Retained earnings		13,239	2,596	333
Accumulated other comprehensive loss		(1,108)	(353)	(45)
Total shareholders’ equity		45,516	35,628	4,568
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		96,412	71,432	9,158

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amount in thousands, except for share and per share data, or otherwise noted)

		For the year ended December 31,
	Note	2023	2024	2025	2025
		HK$’000	HK$’000	HK$’000	US$’000
Revenues		119,110	132,907	85,023	10,900
Cost of sales		(97,004)	(108,084)	(74,086)	(9,498)
Gross profit		22,106	24,823	10,937	1,402
Operating expenses:
Selling and marketing expenses		(1,961)	(2,195)	(1,441)	(185)
General and administrative expenses		(20,535)	(36,391)	(20,369)	(2,611)
Total operating expenses		(22,496)	(38,586)	(21,810)	(2,796)
Loss from operations		(390)	(13,763)	(10,873)	(1,394)
Other income (expenses):
Exchange gain (loss), net		213	-	(43)	(6)
(Loss) gain on disposal of property, plant and equipment		(1)	-	100	13
Interest income		84	275	99	13
Interest expense	9	(1,708)	(552)	(275)	(36)
Government grant		205	167	-	-
Sundry income, net		266	132	349	45
Total other (expenses) income, net		(941)	22	230	29
Loss before income tax expense		(1,331)	(13,741)	(10,643)	(1,365)
Income tax expense	12	(131)	(1,741)	-	-

Net loss		(1,462)	(15,482)	(10,643)	(1,365)

Other comprehensive loss
Foreign currency translation (loss) gain, net of taxes		(809)	(854)	755	97

Total comprehensive income loss		(2,271)	(16,336)	(9,888)	(1,268)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted (cents)	14	(14.50)	(139.98)	(96.21)	(12.34)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	14	10,084,932	11,059,932	11,062,500	11,062,500

The accompanying notes are an integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Accumulated other comprehensive income	Retained	Total
	Shares*	Amount	Shares*	Amount	capital	reserve	(loss)	earnings	equity
		HK$’000		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2023	2,000,000	2	8,000,000	6	2,492	2,806	555	30,183	36,044
Net loss for the year	-	-	-	-	-	-	-	(1,462)	(1,462)
Foreign currency translation	-	-	-	-	-	-	(809)	-	(809)
Issuance of ordinary Shares, net of issuance costs	1,000,000	1	-	-	26,002	-	-	-	26,003

As of December 31, 2023	3,000,000	3	8,000,000	6	28,494	2,806	(254)	28,721	59,776
Net loss for the year	-	-	-	-	-	-	-	(15,482)	(15,482)
Foreign currency translation	-	-	-	-	-	-	(854)	-	(854)
Issuance of ordinary Shares, net of issuance costs	62,500	-	-	-	2,076	-	-	-	2,076
As of December 31, 2024	3,062,500	3	8,000,000	6	30,570	2,806	(1,108)	13,239	45,516

Net loss for the year	-	-	-	-	-	-	-	(10,643)	(10,643)
Foreign currency translation	-	-	-	-	-	-	755	-	755

As of December 31, 2025	3,062,500	3	8,000,000	6	30,570	2,806	(353)	2,596	35,628

		US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2025	3,062,500	-	8,000,000	1	3,919	360	(45)	333	4,568

*	In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 10,000,000 shares of ordinary shares outstanding effected on November 18, 2022 that have been retroactively restated to the beginning of the first period presented. On December 1, 2023 the Company closed the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 shares of ordinary shares were issued at the IPO price of $5.00 per share after the offering. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.” On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share.

The accompanying notes are an Integral part of these consolidated financial statements.

FENBO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the year ended December 31,
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Operating activities
Net loss	(1,462)	(15,482)	(10,643)	(1,365)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	506	505	459	59
Amortization of right to use assets	5,410	6,824	-	-
Interest on lease liabilities	313	368	275	36
Loss (gain) on disposal of property, plant and equipment	1	-	(100)	(13)
Change in operating assets and liabilities:
Change in accounts receivable	789	(5,856)	10,582	1,357
Change in inventories	1,475	1,981	1,700	218
Change in prepaid expenses and other current assets	2,526	2,166	(43)	(6)
Change in accounts payable	5,073	(4,060)	(1,186)	(152)
Change in other payables and accrued liabilities	1,398	(858)	547	70
Payments on lease	(6,301)	(6,935)	-	-
Net cash provided by (used in) operating activities	9,728	(21,347)	1,591	204

Investing activities
Proceeds from disposal of property, plant and equipment	-	-	100	13
Purchase of property, plant and equipment	(284)	(405)	(59)	(8)
Net cash used in investing activities	(284)	(405)	41	5

Financing activities
Proceeds from issuance of ordinary shares	26,003	2,076	-	-
(Repayment to) advances from related parties	(2,704)	643	(2,445)	(313)
Repayment of bank loans	-	-	(8,000)	(1,026)
Net cash provided by (used in) financing activities	23,299	2,719	(10,445)	(1,339)

Net increase (decrease) in cash	32,743	(19,033)	(8,813)	(1,130)
Effect on exchange rate change on cash	(254)	167	378	48

Cash as of beginning of the year	13,853	46,342	27,476	3,523

Cash as of the end of the year	46,342	27,476	19,041	2,441

Supplementary Cash Flows Information
Cash paid for interest	1,708	837	275	35
Net cash refund for taxes	(196)	(206)	(9)	(1)

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

For the purpose of presenting these financial statements of subsidiary using RMB as functional currency, the Company’s assets and liabilities are expressed in HK$ at the exchange rate on the balance sheet date, which is 0.8988 and 0.9424 as of December 31, 2025 and 2024, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 0.9213, 0.9233 and 0.9070 for the years ended December 31, 2025, 2024 and 2023, respectively.

The value of foreign currencies including the US Dollar may fluctuate against the Hong Kong Dollar. Any significant variations of the foreign currencies relative to the Hong Kong Dollar may materially affect the Company’s financial condition in terms of reporting in HK$.

Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.12821 = HK$1. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Impairment of long-lived assets

Long-lived assets, including property, plants and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

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

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at December 31, 2025, and 2024, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the year ended December 31, 2025 and 2024 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company’s revenues are generated from the production and sales of premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products. This performance obligation is satisfied at a point of time and recognized in revenue upon the transfer of control of the goods to the customers

Interest income from banks is recognized when received.

Cost of revenue

The cost of revenue primarily consists of the cost of raw materials, direct labor costs and factory overhead.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were HK$ 1,342,000, HK$1,342,000 and HK$1,342,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the owners of the Company divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

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

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2025 and 2024 substantially all of the Company’s cash was held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c) Customer concentration risk

The Company has a high concentration risk. For the year ended December 31, 2025 and 2024, one customer accounted for the Group’s total revenue and the total balance of account receivables for the year ended December 31, 2025 and 2024

(d) Vendor concentration risk

For the year ended December 31, 2025, the five and ten largest vendors accounted for 58.61% and 79.43% of the Company’s total purchases respectively. For the year ended December 31, 2024, the five and ten largest vendors accounted for 59% and 79% of the Company’s total purchases respectively.

Note 3 Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	HK$’000	HK$’000	US$’000
Accounts receivable	37,342	26,760	3,431
Allowance for doubtful accounts	-	-	-
Total accounts receivable, net	37,342	26,760	3,431

Note 4 Inventories

Inventories consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	HK$’000	HK$’000	US$’000
Raw materials	4,934	4,421	567
Work in progress	2,002	1,190	153
Finished goods	4,566	4,191	537
Total inventories	11,502	9,802	1,257

Note 5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	HK$’000	HK$’000	US$’000
Rental deposit	1,852	1,930	247
VAT refundable	860	818	105
Prepayment	125	136	17
Income tax refundable	73	82	11
Other receivables	769	756	97
	3,679	3,722	477

Note 6 Property, plants and equipment, net

	December 31, 2024	December 31, 2025	December 31, 2025
	HK$’000	HK$’000	US$’000
Machinery & equipment	2,845	3,041	390
Electronic equipment	56	59	8
Office equipment	2,394	2,493	320
Computer software	106	111	14
Motor vehicles	2,459	2,083	267
Total cost	7,860	7,787	999
Less: Accumulated depreciation	(6,742)	(6,977)	(895)
Net book value	1,118	810	104

Depreciation expenses recognized for the years ended December 31, 2025, 2024 and 2023 were HK$459,000, HK$505,000 and HK$506,000, respectively.

Note 7 Right-of-use assets and operating lease liabilities

As of December 31, 2025, the Company had the following non-cancellable lease contracts:

Description of lease	Term	Imputed interest rate

Director’s quarters, Kowloon, Hong Kong	24 months, May 1, 2025 to April 30, 2027	5.6%
Office, Kowloon, Hong Kong	24 months from January 1, 2025 to December 31, 2026	5.6%
Production plant and administration facility, Shenzhen, PRC	3 years from July 16, 2024 to July 15, 2027	3.45%

The following amounts were recognized in the consolidated balance sheets:

	December 31, 2024	December 31, 2025	December 31, 2025
	HK$’000	HK$’000	US$’000
Right-of-use assets	15,295	11,297	1,448

Operating lease liabilities
Current	5,822	4,203	539
Non-current	9,482	7,093	909
	15,304	11,296	1,448

A summary of lease costs recognized in the Company’s consolidated statements of income and supplemental cash flow information relating to the operating leases is as follows:

	For the year ended December 31
	2024	2025	2025
	HK$’000	HK$’000	US$’000
Amortization charge of right-of use assets	6,824	7,513	963
Right-of-use assets obtained in exchange for operating lease liabilities	17,604	17,604	2,257
Interest on lease liabilities	368	275	36
Cash paid for operating leases	6,935	6,842	877

Future undiscounted lease payments as of December 31, 2025 are as follows:

Year ending December 31,	HK$’000	US$’000

2026	7,630	978

2027	3,802	487

Future minimum operating lease payments	11,432	1,465
Less: Imputed interest	(136)	(17)

Total operating lease liabilities	11,296	1,448

Note 8 Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following:

	December 31, 2024	December 31, 2025
	HK$’000	HK$’000	US$’000
Accrued salary	6,272	4,413	565
Income tax payable	5	-	-
Other payables	36	2,447	314
	6,313	6,860	879

Note 9 Credit facilities

As of December 31, 2025 and 2024, bank loan consisted of the following:

		December 31
Bank Name	Nature of Loan	2024	2025
		HK$’000	HK$’000	US$’000
Bank of China (Hong Kong)	Revolving loan(1)	11,000	3,000	385
Total		11,000	3,000	385

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest of 2.25% below Hong Kong prime rate and is collateralized by the Company’s office premises located in Hong Kong; a Hong Kong property jointly owned by Mr. Li and his spouse and a personal guarantee from Mr. Li. This loan was first drawn down on October 22, 2018 and has been rolled over for every six-month period. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. The security charged over the Company’s office premises located in Hong Kong was released since September 29, 2022.

Interest expenses incurred from bank borrowings were HK$275,000, HK$474,000 and HK$396,000 for the years ended December 31, 2025, 2024 and 2023, respectively. The interest expense represented the weighted average interest rate of 3.6%, 3.6% and 3.6%, respectively, for the years ended December 31, 2025, 2024 and 2023.

Note 10 Related party balances and transactions

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2024 (HK$’000)	December 31, 2025 (HK$’000)	December 31, 2025 (US$’000)

Mr. Li	Former sole shareholder and executive director	Advance from a former sole shareholder	Amounts due to related parties	1,714	611	78
Mr. Chiu Yat Chung Gary	Former senior management	Advance from a former senior management	Amounts due to related parties	1,262	-	-
Mr. Li Siu Lun, Allan	Senior management	Advance from a member of senior management	Amounts due to related parties	80	-	-
Total amounts due to related parties				3,056	611	78

The above amounts are unsecured, non-interest bearing and repayable on demand.

Related party transactions (Guarantees)

The related parties made guarantees to the Company in relation to all the bank borrowings of the Group. Please refer to the Note 9 for details of each guarantee made by the related parties in relation to all the bank borrowings of the Group as of December 31, 2025 and 2024.

Related party transactions (Sale / lease of properties)

The Company entered into the following rental agreement with a related party for a director quarter situated in Hong Kong:

Premises	Relationship with the lessor	Rental payment for the year ended December 31, 2023 (HK$’000)	Rental payment for the year ended December 31, 2024 (HK$’000)	Rental payment for the year ended December 31, 2025 (HK$’000)	Rental payment for the year ended December 31, 2025 (US$’000)
Director’s quarters	Lessor is a company owned by Mr. Li and his spouse	600	600	600	77
Hong Kong office	Lessor is Mr. Li and his spouse	600	600	600	77

In December 2022, FIL sold its headquarters and sales office in Hong Kong to Mr. Li, the Company’s then Executive Director and sole shareholder, at a consideration of HK$13,880,000. The carrying net book value of the office as of the transaction date was HK$1,349,000, and one-off gain on disposal of the property of HK$12,531,000 was recognized in the income statement of the Group for the year ended December 31, 2022. This gain on disposal of property was regarded as capital gain and classified as a non-taxable income under the tax rule of Hong Kong. The sale consideration of HK$13,880,000 receivable from Mr. Li was offset against the amount due to Mr. Li, and the dividend declared of HK$10,000,000 for the year ended December 31, 2022.

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

Note 12 Income taxes

The provision for income taxes consists of the following:

	For the year ended December 31
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Current tax
- Hong Kong	-	686	-	-
- Other countries	131	1,055	-	-
	131	1,741	-	-

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Income (loss) before income tax	(1,331)	(13,741)	(10,643)	(1,365)

Provision for income taxes at Hong Kong profits tax rates of 16.5%	(220)	(2,267)	(1,756)	(225)
Effect of different tax rates available to different jurisdictions	131	3,162	(470)	(60)
Non-deductible expenses and non-taxable income, net	-	(35)	221	28
Under provision from prior year	-	590	-	-
Valuation allowance for tax losses	-	-	2,005	257
Others	220	291	-	-
Income tax expense/ (credit)	131	1,741	-	-

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

Note 13 Shareholders’ equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 30, 2022. The authorized number of ordinary shares was 300,000,000 shares with a par value of US$ 0.0001 per ordinary share.

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

Pursuant to a special resolution passed on September 29, 2025, the authorized share capital of the Company was changed from US$30,300 divided into 303,000,000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each, to US$30,300 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares at all times vote together as one class on all resolutions submitted to a vote of the shareholders. Each Class A Ordinary Share entitles the holder thereof to one vote on all matters subject to vote at shareholder meetings, and each Class B Ordinary Share entitles the holder thereof to 20 votes on all matters subject to vote at shareholder meetings. Accordingly, the 8,000,000 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the name of Luxury Max Investments Limited wa redesignated as 8,000,000 issued class B ordinary and the remaining 3,062,500 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 3,062,500 issued class A ordinary shares.

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

Note 14 Net loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Basic and diluted loss per share
Numerator:
Net loss for the year attributable to the Company’s ordinary shareholders	(1,462)	(15,482)	(10,643)	(1,365)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding	10,084,932	11,059,932	11,062,500	11,062,500

Weighted average number of basic and diluted ordinary shares used in calculating loss per share	10,084,932	11,059,932	11,062,500	11,062,500

Basic and diluted net loss per share (cents)	(14.50)	(139.98)	(96.21)	(12.34)

Note 15 Commitments and Contingencies

Lease Commitments

The Company entered into leases for production plant in the PRC and director’s quarters. Please refer to Note 7 for details.

Contingencies

There were no contingencies identified for the years ended December 31, 2025 and 2024.

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

Note 17 Subsequent Event

The Company evaluated all events and transactions that occurred after December 31, 2025, up through the date that these consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements.

Item 19. Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on October 15, 2025).
2.1	Specimen Ordinary share certificate (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
2.2	Description of Registered Securities (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
4.1	Form (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.2	Form of Indemnification Agreement incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.3	Audit Committee Charter (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.4	Amended Audit Committee Charter (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
4.5	Nomination Committee Charter (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.6	Compensation Committee Charter (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.7	Amended Compensation Committee Charter (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
4.8	Lease Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.9	Employment Letter Agreement with Mr. Li Siu Lun Allan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.10	Employment Letter Agreement with Mr. Li Kin Shing (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.11	Employment Letter Agreement with Mr. Fu Wai Yip (Freddy) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.12	Bank Facility Letter dated September 29, 2022 between Fenbo Industries Limited and Bank of China (Hong Kong) (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.13	Lease Agreement for Factory and Dormitory (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
4.14	Headquarter Purchase Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
8.1*	List of Subsidiaries of Fenbo Holdings Limited
11.1	Code of Ethics of Business Conduct and Ethics of the Company (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023).
11.2	Insider Trading Policy of the Fenbo Holdings Limited (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent letter of SR CPA & Co.
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*Filed herewith.

** Furnished herewith.

96

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 15, 2026	/s/Huang Hongwu
Huang Hongwu, Chief Executive Officer (Principal Executive Officer)

Dated: May 15, 2026	/s/ Wang Xuefei
Wang Xuefei, Chief Financial Officer (Principal Financial and Accounting Officer)

97